   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 18, 1996


                                                      REGISTRATION NO. 333-17067
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D. C. 20549
                            ------------------------


                                AMENDMENT NO. 2
                                       TO
                                    FORM S-4


                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933
                            ------------------------

                              PRICELLULAR WIRELESS

                                  CORPORATION

             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

           DELAWARE                          4812                         13-3784318
 (State or other jurisdiction         (Primary Standard                (I.R.S. Employer
              of                Industrial Classification Code       Identification No.)
incorporation or organization)             Number)


                              45 ROCKEFELLER PLAZA
                            NEW YORK, NEW YORK 10020
                                 (212) 459-0800
   (ADDRESS AND TELEPHONE NUMBER OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)



                                  ROBERT PRICE
                        PRICELLULAR WIRELESS CORPORATION
                              45 ROCKEFELLER PLAZA
                               NEW YORK, NEW YORK
                                 (212) 459-0800


           (NAME, ADDRESS AND TELEPHONE NUMBER OF AGENT FOR SERVICE)

                         ------------------------------

                                   COPIES TO:

                           RICHARD D. TRUESDELL, JR.
                             DAVIS POLK & WARDWELL
                              450 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10017
                                 (212) 450-4000
                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this
Registration Statement becomes effective.
                            ------------------------

    If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:/ /

                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

PROSPECTUS
DECEMBER 18, 1996
                                  $170,000,000

                               OFFER TO EXCHANGE

                     10 3/4% SENIOR EXCHANGE NOTES DUE 2004

                          FOR ANY AND ALL OUTSTANDING

                         10 3/4% SENIOR NOTES DUE 2004

                                       OF

                        PRICELLULAR WIRELESS CORPORATION

                  THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M.,
            NEW YORK CITY TIME, ON JANUARY 24, 1997, UNLESS EXTENDED

    PriCellular Wireless Corporation ("PriCellular" or the "Company"), hereby offers, upon the terms and subject to the conditions set forth in this Prospectus and the accompanying Letter of Transmittal (which together constitute the "Exchange Offer"), to exchange $1,000 principal amount of 10 3/4% Senior Exchange Notes due 2004 (the "New Notes") of the Company for each $1,000 principal amount of the issued and outstanding 10 3/4% Senior Notes due 2004 (the "Old Notes" and, together with the New Notes, the "Notes") of the Company. As of the date of this Prospectus there were outstanding $170,000,000 principal amount of Old Notes. The terms of the New Notes are identical in all material respects to the Old Notes, except that the offer of the New Notes will have been registered under the Securities Act and, therefore, the New Notes will not be subject to certain transfer restrictions, registration rights and related liquidated damage provisions applicable to the Old Notes.

    The New Notes will bear interest from November 6, 1996. Holders of Old Notes whose Old Notes are accepted for exchange will be deemed to have waived the right to receive any payment in respect of interest on the Old Notes accrued from November 6, 1996 to the date of the issuance of the New Notes. Interest on the New Notes is payable semi-annually on May 1 and November 1 of each year, commencing May 1, 1997, accruing from November 6, 1996 at a rate of 10 3/4% per annum.

    The Notes will be redeemable, in whole or in part, at the option of the Company, at any time on or after November 1, 2000 at the redemption prices set forth herein plus accrued and unpaid interest, if any, to the date of redemption. In the event that the Company has not applied at least $95.0 million of the net proceeds of the Old Notes in connection with the consummation of the Pending Transactions (as defined) and certain other permitted uses on or before March 26, 1997, the Company is required to offer to purchase outstanding Notes with an aggregate principal amount equal to such remaining net proceeds at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest to the repurchase date. See "Description of Notes".

    The New Notes are being offered hereunder in order to satisfy certain obligations of the Company under the Registration Rights Agreement, dated November 6, 1996, among the Company and the other signatories thereto (the "Registration Rights Agreement"). Based upon interpretations contained in letters issued to third parties by the staff of the Securities and Exchange Commissions (the "SEC"), the Company believes that the New Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for resale, resold and otherwise transferred by each Holder thereof (other than a broker-dealer, as set forth below, and any such Holder which is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act of 1933, as amended (the "Securities Act")) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such New Notes are acquired in the ordinary course of such Holder's business and such Holder has no arrangement or understanding with any person to participate in the distribution of such New Notes. Eligible Holders wishing to accept the Exchange Offer must represent to the Company in the Letter of Transmittal that such conditions have been met. Each broker-dealer that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange of Old Notes where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. The Company has agreed that, for a period of 90 days after the Expiration Date (as defined herein), it will make this Prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution".

    The Company will not receive any proceeds from the Exchange Offer. The Company will pay all the expenses incident to the Exchange Offer. Tenders of Old Notes pursuant to the Exchange Offer may be withdrawn at any time prior to the Expiration Date. In the event the Company terminates the Exchange Offer and does not accept for exchange any Old Notes, the Company will promptly return tendered Old Notes to the Holders thereof. See "The Exchange Offer."

    Prior to this Exchange Offer, there has been no public market for the Notes. The Company does not currently intend to list the New Notes on any securities exchange or to seek approval for quotation through any automated quotation system. There can be no assurance than an active public market for the New Notes will develop.

    SEE "RISK FACTORS" FOR A DISCUSSION OF CERTAIN RISK FACTORS THAT SHOULD BE CONSIDERED BY HOLDERS PRIOR TO TENDERING THEIR OLD NOTES IN THE EXCHANGE OFFER.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
 AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
   ACCURACY OR ADEQUACY  OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices: Seven World Trade Center, 13th Floor, New York, New York 10048; and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and copies of such material can be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. In addition, such material can also be obtained from the Commission's Web site at http://www.sec.gov.

    This Prospectus constitutes a part of a registration statement (the "Registration Statement") filed by the Company with the Commission under the Securities Act. As permitted by the rules and regulations of the Commission, this Prospectus does not contain all of the information contained in the Registration Statement and the exhibits and schedules thereto and reference is hereby made to the Registration Statement and the exhibits and schedules thereto for further information with respect to the Company and the securities offered hereby. Statements contained herein concerning the provisions of any documents filed as an exhibit to the Registration Statement or otherwise filed with the Commission are not necessarily complete, and in each instance reference is made to the copy of such document so filed. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The Company hereby incorporates in this Prospectus by reference thereto and makes a part hereof the following documents, heretofore filed with the Securities and Exchange Commission (the "Commission") pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"): (i) the Company's Annual Report on Form 10-K for the year ended December 31, 1995; (ii) the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1996;
(iii) the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1996; (iv) the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1996 and (v) pages F-27 through F-59, F-82 through F-98 and F-131 through F-164 contained in the Prospectus included in PriCellular Corporation's Registration Statement on Form S-4 (Reg. No. 33-91006) at effectiveness.

    All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to termination of the offering being made hereby shall be deemed to be incorporated in this Prospectus by reference and to be a part hereof from the resepective dates of the filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is, or is deemed to be, incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Company hereby undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, upon written or oral request of any such person, a copy of any and all of the documents referred to above which have been or may be incorporated in this prospectus by reference, other than exhibits to such documents which are not specifically incorporated by reference to such documents. Requests for such copies should be directed to Stuart B. Rosenstein, Chief Financial Officer, PriCellular Wireless Corporation, 45 Rockefeller Plaza, New York, New York 10020, telephone (212) 459-0800.

    THIS PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS ARE AVAILABLE WITHOUT CHARGE UPON WRITTEN OR ORAL REQUEST FROM STUART B. ROSENSTEIN, CHIEF FINANCIAL OFFICER OF THE COMPANY AT THE COMPANY'S PRINCIPAL EXECUTIVE OFFICES LOCATED AT 45 ROCKEFELLER PLAZA, NEW YORK, NEW YORK 10020, TELEPHONE NUMBER (212) 459-0800. IN ORDER TO ENSURE TIMELY DELIVERY OF SUCH DOCUMENTS, ANY REQUEST SHOULD BE MADE BY JANUARY 10, 1997.

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION (INCLUDING THE FINANCIAL STATEMENTS AND THE NOTES THERETO) INCLUDED ELSEWHERE IN THIS PROSPECTUS. UNLESS OTHERWISE INDICATED, ALL REFERENCES HEREIN TO "PRICELLULAR" OR THE "COMPANY" INCLUDE ITS SUBSIDIARIES AND PREDECESSORS. REFERENCES HEREIN TO THE "RECENT TRANSACTIONS" AND "PENDING TRANSACTIONS" REFER TO THE RECENTLY CONSUMMATED TRANSACTIONS AND PENDING TRANSACTIONS, RESPECTIVELY, DESCRIBED BELOW UNDER "ACQUISITIONS AND DISPOSITIONS--RECENT TRANSACTIONS" AND "ACQUISITIONS AND DISPOSITIONS--PENDING TRANSACTIONS". EXCEPT FOR HISTORICAL FINANCIAL INFORMATION AND UNLESS OTHERWISE INDICATED, ALL REFERENCES HEREIN TO POPS, NET POPS AND THE COMPANY'S SYSTEMS GIVE EFFECT TO THE PENDING TRANSACTIONS. CERTAIN OF THE PENDING TRANSACTIONS WILL NOT BE CONSUMMATED PRIOR TO THE CLOSING OF THIS EXCHANGE OFFER.

                                  THE COMPANY

    PriCellular, through its subsidiaries, owns and operates FCC licensed cellular telephone systems in the United States, primarily in smaller MSAs and strategically located RSAs. The Company operates its Systems principally in the Midwest and Mid-Atlantic regions in addition to markets north of New York City and south of Albany, NY. As of September 30, 1996 on an actual basis, the Company owned cellular interests representing approximately 4.2 million Net Pops and had approximately 136,000 subscribers. The Company sells and markets its products and services principally under the CELLULARONE-Registered Trademark-brand name through a distribution network of over 60 full service retail locations, a direct sales force and a small, select group of agents. In addition, the Company has formed a strategic alliance with AT&T Wireless Services, Inc. ("McCaw/AT&T Wireless"), a principal stockholder, allowing it to take advantage of McCaw/AT&T Wireless' acquisition experience, vendor discounts, centralized "back office" functions and joint marketing opportunities in markets which are adjacent to McCaw/AT&T Wireless markets.

    Through selective acquisitions and asset swaps, the Company has concentrated its efforts on creating an integrated network of cellular systems in contiguous service areas. After giving effect to the Pending Transactions (each of which is subject to certain conditions, including FCC approval) and the Recent Transactions, the Company will own cellular interests representing approximately
4.7 million Net Pops with approximately 144,000 subscribers, representing a penetration rate of 3.0%. These interests consist principally of four large operating clusters of cellular Systems:

        UPPER MIDWEST CLUSTER--a 1.7 million Net Pop cluster of 14 non-wireline Systems covering approximately 70,000 contiguous square miles in Minnesota, Wisconsin and Michigan.

        MID-ATLANTIC CLUSTER--an 853,000 Net Pop cluster of five contiguous non-wireline Systems consisting of five RSAs in Ohio, Pennsylvania and West Virginia covering more than 10,000 contiguous square miles.

        NEW YORK CLUSTER--a 1.1 million Net Pop cluster of two MSAs and two RSAs covering more than 8,000 contiguous square miles in suburban New York located between New York City and the Albany, NY MSA of SBC Communications Inc., formerly Southwestern Bell Corporation ("Southwestern Bell").

        KENTUCKY CLUSTER--a 775,000 Net Pop cluster of four RSAs adjacent to Louisville and Lexington, KY. These 38 counties cover more than 13,000 square miles.

In addition, the Company owns a 44.5% interest in a joint venture with Southwestern Bell (which is managed and operated by Southwestern Bell), representing 260,000 Net Pops, and certain other cellular interests.

    During the first nine months of 1996, the Company's customer base increased from 78,227 to 135,840. This significant growth in subscribers was due to both acquisitions and increased penetration of its existing markets. Revenues and EBITDA of the Company were $81.0 million and $30.6 million, respectively, for the nine months ended September 30, 1996, in each case before giving effect to the Recent Transactions and the Pending Transactions. On a pro forma basis, after giving effect to the Recent Transactions and the Pending Transactions, the revenues and EBITDA of the Company for the nine months ended September 30, 1996 would have been $94.2 million and $35.8 million, respectively. See "Unaudited Pro Forma Condensed Consolidated Financial Statements".

    PriCellular is a wholly owned subsidiary of PriCellular Corporation ("Parent"). Parent completed an initial public offering of its Class A Common Stock in December 1994. Its principal stockholders include members of the family of Robert Price, President of the Company, McCaw/AT&T Wireless, a subsidiary of AT&T Corp. ("AT&T"), Aeneas Venture Corporation, an affiliate of Harvard Private Capital Group, Inc. and a wholly owned subsidiary of the President and Fellows of Harvard College ("Harvard Private Capital"), Spectrum Equity Investors, L.P., ("Spectrum"), The Thomas H. Lee Company, Sandler Capital Management and The Public School Employes' Retirement System of Pennsylvania. During 1994 and 1995, these stockholders invested in excess of $135.0 million in exchange for their current equity interests. McCaw/AT&T Wireless' investment in the Company consisted of cash, minority interests and a significant amount of capital equipment.

CELLULAR MARKETS AND SYSTEMS

    The Company has concentrated its efforts on creating an integrated network of cellular systems in each of its operating clusters. The table below summarizes certain information concerning the Company's markets after giving effect to the Pending Transactions. See "Acquisitions and Dispositions--Pending Transactions".

                                                         TOTAL                                    DATE OF
  MARKET(A)                                               POPS      OWNERSHIP     NET POPS      ACQUISITION
-----------------------------------------------------  ----------  ------------  ----------  ------------------
UPPER MIDWEST CLUSTER
  Duluth, MN/Superior, WI MSA........................     241,467      100.0%       241,467          04/28/94
  Eau Claire, WI MSA.................................     143,190       97.1%       139,610          04/28/94
  Wausau, WI MSA.....................................     121,262       94.4%       114,483          03/28/95
  MN-2A RSA..........................................      38,236      100.0%        38,236          07/07/95
  MN-3 RSA...........................................      59,388      100.0%        59,388          04/28/94
  MN-4 RSA...........................................      15,075       49.0%         7,387          07/27/95
  MN-5 RSA...........................................     205,456      100.0%       205,456          07/07/95
  MN-6 RSA...........................................     219,149      100.0%       219,149          11/23/94(b)
  WI-1 RSA...........................................     109,248      100.0%       109,248          04/28/94
  WI-2 RSA...........................................      84,925      100.0%        84,925          11/18/96
  WI-3 RSA...........................................     139,189      100.0%       139,189          11/23/94(b)
  WI-4 RSA...........................................     117,347      100.0%       117,347           pending(c)
  WI-6A RSA..........................................      32,734      100.0%        32,734          11/23/94(b)
  MI-1 RSA...........................................     208,779      100.0%       208,779          03/07/95
MID-ATLANTIC CLUSTER
  OH-7 RSA...........................................     254,949      100.0%       254,949          09/27/95
  OH-10A RSA.........................................      61,785      100.0%        61,785          09/29/95
  PA-9 RSA...........................................     187,551      100.0%       187,551          02/02/96
  WV-2 RSA...........................................      79,307      100.0%        79,307          12/20/95
  WV-3 RSA...........................................     269,413      100.0%       269,413          07/23/96
NEW YORK CLUSTER
  Orange County, NY MSA..............................     324,323      100.0%       324,323          10/17/96
  Poughkeepsie, NY MSA...............................     262,663       94.8%       248,932          04/23/96
  NY-5 RSA...........................................     383,960      100.0%       383,960          12/29/95
  NY-6 RSA...........................................     111,023      100.0%       111,023          04/23/96
KENTUCKY CLUSTER
  KY-4 RSA...........................................     242,816      100.0%       242,816           pending(c)
  KY-5 RSA...........................................     156,107      100.0%       156,107           pending(c)
  KY-6 RSA...........................................     256,852      100.0%       256,852           pending(c)
  KY-8 RSA...........................................     118,814      100.0%       118,814           pending(c)
SOUTHWESTERN BELL JOINT VENTURE
  Laredo, TX MSA.....................................     168,924       44.5%        75,171          11/30/95(b)
  IL-4 RSA...........................................     216,023       44.5%        96,130          11/30/95(b)
  IL-6 RSA...........................................     199,453       44.5%        88,757          11/30/95(b)
OTHER INTERESTS......................................         n/a         n/a        74,646           various
                                                       ----------                ----------
      Total..........................................   5,029,408                 4,747,934
                                                       ----------                ----------
                                                       ----------                ----------

------------------------
(a) All of the Company's licenses are non-wireline licenses with the exception of the license for the Laredo, TX MSA.
(b) Assumes the acquisition of the remaining shares of Cellular Information Systems, Inc. ("CIS"). On November 23, 1994, the Company acquired approximately 90.8% (on a fully diluted basis) of the equity of CIS. As of September 30, 1996, the Company owned approximately 93.3% (on a fully diluted basis) of the equity of CIS.
(c) Represents Systems to be acquired by the Company as described under "Acquisitions and Dispositions--Pending Transactions". These acquisitions are not expected to be consummated prior to the closing of this Offering. There can be no assurances that the Company will be successful in consummating the Pending Transactions.

ACQUISITION STRATEGY

    The Company's strategy is to continue to expand its current clusters through the acquisition of contiguous properties and, secondarily, to target for purchase other small to mid-sized MSAs and strategic RSAs that it believes are undervalued, underdeveloped or that possess traits indicative of potentially high cellular usage and superior financial performance. The operation of contiguous markets permits the Company to provide broad areas of uninterrupted service and achieve certain economies of scale, including certain centralized marketing, administrative and engineering functions. The Company believes that smaller MSAs and certain RSAs often exhibit a concentration of small businesses, longer commute times and well-traveled roads, all indicators of strong cellular use. Many of these markets serve as hubs for retail trading areas and as business, cultural or medical centers for populations spread over wide geographic areas. In addition, management believes that because its markets are less densely populated, they are less likely to face the level of competition expected to be experienced in large urban areas. The Company intends to pursue additional acquisitions consistent with its growth strategy and is currently engaged in a variety of preliminary discussions with respect to possible acquisitions. There can be no assurance that the Company will seek to acquire or be successful in acquiring any of such Systems.

OPERATING STRATEGY

    Management believes that certain of its Systems and the Systems to be acquired in the Pending Transactions are in the early stages of their growth cycle and afford significant opportunities for improvements in management and operating performance. Upon acquiring a cellular system, the Company's operating strategy is to effect certain management, operational and organizational changes in order to increase the number and quality of subscribers and enhance operating cash flow, while controlling subscriber acquisition costs and promoting superior customer service. The Company seeks to accomplish these changes by employing the following practices:

 DECENTRALIZED MANAGEMENT

    The Company manages each of its Systems on a decentralized basis, delegating direct responsibility for all hiring, marketing, distribution, customer service, churn control, billing, roaming and other day-to-day operating decisions to the general manager of each System. General managers must strictly adhere to a budget designed to improve cash flow and reduce churn and their compensation is linked to their ability to meet or exceed their budgeted goals. The Company believes its decentralized management structure fosters a strong sense of customer service and community spirit, enables it to customize its marketing strategy to the needs of the local market, and eliminates the need for a large corporate staff or for a centralized multi-system customer service center that is located outside of the local market. The Company believes that placing decision-making responsibility in the hands of its general managers fosters the decisive actions necessary to meet competitive challenges.

 AGGRESSIVE MARKETING AND PROMOTING OF CELLULAR SERVICE

    After selectively upgrading the engineering in its cellular network, the Company implements aggressive marketing programs to increase subscriber activations and reduce churn. Many of these programs are designed to distinguish the Company as the local market's highest quality cellular service provider, stressing its localized sales offices, customer service and commitment to the community. These programs also include offering distinctive rate plans and roaming rates to emphasize "value" and the "advantage" of the Company's cellular service, launching targeted advertising campaigns aimed at the most attractive cellular user segments, creating regional marketing alliances with neighboring cellular carriers and taking an active, visible role in community, government and charity organizations. Management believes that the Company's positioning of its cellular system as the local service provider often contrasts with its larger competitors, which frequently centralize customer service and other functions outside the local market.

 STRONG RETAIL AND DIRECT SALES EFFORT

    A key element of the Company's positioning in its markets is its use of local retail stores, as well as a local direct sales force. A retail location complemented by a direct sales force provides the Company with more control over the sales process than if it were to rely exclusively on independent agents. The Company has aggressively opened its own retail stores and currently operates in excess of 60 retail locations. Management believes that this local presence enhances its ability to provide higher quality customer service and that on average customers who purchase cellular service directly from the Company through its retail stores and direct sales force tend to have fewer complaints and higher usage than subscribers who activate with independent agents or independent retailers.

 DEDICATION TO CUSTOMER SERVICE

    The Company strives to maintain a high level of customer satisfaction through a variety of techniques, including tying sales commissions to subscriber retention, outbound telemarketing to subscribers on a regular basis, maintaining 24-hour customer service and active ongoing contact with new customers. The Company believes that its emphasis on superior customer service has helped reduce its average monthly churn rate. For example, the Company's average monthly churn rate for the nine months ended September 30, 1996 was 1.6%.

 SYSTEM DEVELOPMENT AND EXPANSION

    The Company develops or builds out its cellular service areas by adding channels to existing cell sites and by building new cell sites with an emphasis on improving coverage for hand-held phones in heavily-trafficked areas. Such development is done for the purpose of increasing capacity and improving coverage in response to projected subscriber demand and in response to competitive factors. Projected subscriber demand is calculated for each cellular service area on a cell-by-cell basis. These projections involve a traffic analysis of usage by existing subscribers, coverage quality analysis and an estimate of the number of additional subscribers in each such area. In calculating projected subscriber demand, the Company builds into its design assumptions a maximum call "blockage" rate of 2% (percentage of calls that are not connected on first attempt at peak usage time during the day). After calculating projected subscriber demand, the Company determines the most cost-efficient manner of meeting such projected demand. The Company has historically met such demand through a combination of augmenting channel capacity in existing cell sites and building new cell sties.

    Cell site expansion is expected to enable the Company to continue to add subscribers, enhance use of the systems by existing subscribers, increase roamer traffic due to the larger geographic area covered by the cellular network and further enhance the overall efficiency of the network.

STRATEGIC RELATIONSHIPS

    The Company has formed a strategic alliance with McCaw/AT&T Wireless which allows the Company to take advantage of McCaw/AT&T Wireless' acquisition experience, certain vendor discounts and certain services provided by McCaw/AT&T Wireless including a variety of centralized "back office" functions. The Company believes that purchasing cellular telephones at the volume discounts afforded by the McCaw/ AT&T Wireless relationship allows the Company to minimize one of the major costs associated with new subscriber additions. The volume discounts also permit the Company to reduce the capital expenditures required for the Company's system development and expansion. In connection with its initial investment in the Company, McCaw/AT&T Wireless contributed a Northern Telecom digital supernode switch and approximately 100 cell sites to the Company. The Company believes that the proximity of three of its operating clusters to McCaw/AT&T Wireless' Systems affords significant opportunities for joint marketing, promotions and other programs. The Company's Upper Midwest Cluster is contiguous to McCaw/AT&T Wireless' Systems serving the Minneapolis/St. Paul, MN MSA and the St. Cloud, MN MSA. The

Company's Mid-Atlantic Cluster borders the Pittsburgh, PA, Steubenville, OH and Wheeling, WV MSAs, which are owned by McCaw/AT&T Wireless. The Company's New York Cluster abuts the northern border of McCaw/AT&T Wireless' New York City MSA, including Westchester and Rockland counties. The New York Cluster is also adjacent to three MSAs owned by Southwestern Bell, with whom the Company has a joint venture in Illinois and Texas.

                         ACQUISITIONS AND DISPOSITIONS

PENDING TRANSACTIONS

    THE COMPANY HAS FILED APPLICATIONS SEEKING FCC APPROVAL FOR EACH OF THE PENDING TRANSACTIONS. THE COMPANY INTENDS TO CONSUMMATE SUCH TRANSACTIONS AFTER THE GRANT OF FCC APPROVALS, BUT, IN CERTAIN CASES, PRIOR TO THE EXPIRATION OF THE 40 TO 45-DAY FINALITY PERIOD DURING WHICH FCC APPROVALS ARE SUBJECT TO RECONSIDERATION OR REVIEW. THERE CAN BE NO ASSURANCE THAT ANY OR ALL OF SUCH APPROVALS WILL BE GRANTED, WILL NOT BE RECONSIDERED OR REVIEWED OR THAT SUCH APPROVALS WILL NOT BE REVOKED PURSUANT TO ANY SUCH PROCEEDING. IN THE UNLIKELY EVENT ANY SUCH APPROVALS ARE REVOKED, THE COMPANY COULD BE REQUIRED TO REFILE ITS APPLICATIONS, RESCIND THE ACQUISITION OR SELL THE ACQUIRED SYSTEM.

    The Company believes that the Pending Transactions described below support the Company's acquisition strategy. The Systems to be acquired form a fourth principal operating cluster, increase the size of the Upper Midwest Cluster, and afford opportunities for increased marketing and engineering synergies.

    KENTUCKY CLUSTER ACQUISITION

    The Company and Parent have entered into an agreement, subject to certain conditions including FCC approval, with a subsidiary of Horizon Cellular Telephone Company, L.P. to purchase four RSAs in Kentucky (approximately 775,000 Net Pops) for $116.5 million (subject to adjustment) consisting of $94.0 million in cash and $22.5 million in Parent's Class A Common Stock. The foregoing transaction is referred to herein as the "Kentucky Cluster Acquisition". Parent has agreed to contribute to the Company $22.5 million in Parent's Class A Common Stock. The Kentucky Cluster Acquisition is expected to close on or before March 26, 1997. There can be no assurance that the Company will be successful in consummating the Kentucky Cluster Acquisition.

    THE WI-4 EXCHANGE

    The Company has entered into an agreement with a subsidiary of BellSouth Corporation pursuant to which it will effectively exchange, subject to certain conditions including FCC approval, its standalone wireline Systems in Alabama for both the WI-4 RSA and approximately $18.0 million in cash ($2.0 million of which is attributable to a two year covenant not to compete). The Systems to be exchanged are the Company's 136,816 Pop Florence, AL MSA and its 62,035 Pop AL-1B RSA. The WI-4 RSA abuts the Company's MI-1 RSA to the northeast, its WI-3 RSA to the northwest and its Wausau, WI MSA to the west. The foregoing transaction is referred to herein as the "WI-4 Exchange". The WI-4 Exchange is expected to close on or before March 26, 1997. There can be no assurance that the Company will be successful in consummating the WI-4 Exchange.

    REMAINING SHARES OF CIS

    The Company currently intends to acquire all of the outstanding shares of capital stock of CIS not currently owned by the Company, although the Company is not required to do so. Such acquisitions may be effected through privately negotiated or open market purchases, subsequent tender offers, a merger or similar business combination between the Company and CIS or otherwise. As of September 30, 1996, there were outstanding approximately 841,000 shares of CIS capital stock not owned by the Company, representing approximately 6.7% of the fully diluted equity of CIS. The Company acquired its current holdings of CIS capital stock in November 1994 for approximately $2 per share.

RECENT TRANSACTIONS

    During 1995 and through November 1996, the Company consummated or agreed to make several strategic acquisitions which expanded its Upper Midwest Cluster and established the Mid-Atlantic Cluster and the New York Cluster. In addition, in July 1996 the Company disposed of a stand-alone wireline System in Alabama considered by management to be non-strategic.

    EXPANSION OF UPPER MIDWEST CLUSTER

    On March 7, 1995, the Company acquired from Buckhead Telephone Company ("BTC") the assets of the System serving the MI-1 RSA (208,779 Pops) for approximately $17.7 million in cash.

    On March 28, 1995, the Company acquired, pursuant to an agreement (the "Wausau Purchase Agreement"), a 50.02% general partnership interest and a 0.58% limited partnership interest in Wausau Cellular Limited Partnership, a Delaware limited partnership that wholly owns the System serving the Wausau, WI MSA (114,483 Net Pops) for $5.4 million in cash.

    On July 7, 1995, the Company consummated a transaction with Western Wireless Corporation ("Western Wireless") pursuant to which the Company exchanged the System serving the Lubbock, TX MSA (229,051 Pops) for approximately 327,000 Net Pops, most of which are contiguous to the Upper Midwest Cluster. The Net Pops acquired consist of the System serving the MN-5 RSA, the portion of the System serving the MN-3 RSA that the Company did not own, a portion of the MN-2 RSA (Beltrami County), approximately 86% of the System serving the Alton/Granite City, IL MSA, an additional 10.0% of the System serving the Eau Claire, WI MSA and an additional 14.5% of the System serving the Wausau, WI MSA. In addition, Western Wireless agreed to pay the Company $3.0 million in exchange for the Company's agreement not to compete with Western Wireless within the Lubbock, TX MSA for a period of three years following the exchange. Western Wireless retained ownership of certain cell sites and other capital equipment.

    On August 10, 1995, the Company acquired from Louise Hart 49.0% of the System serving the MN-4 RSA (7,387 Net Pops), for approximately $75,000. In addition, the Company entered into an agreement, in accordance with FCC rules, to provide management and operation services to the MN-4 RSA.

    THE WI-2 ACQUISITION

    On November 18, 1996, the Company acquired from Wisconsin II Venture the 84,925 Pop WI-2 RSA for approximately $4.3 million in cash, or $51 per Pop. The Company's existing Systems surround the WI-2 RSA. The foregoing transaction is referred to herein as the "WI-2 Acquisition". Prior thereto, the Company had interim operating authority for the WI-2 RSA.

    THE MID-ATLANTIC CLUSTER ACQUISITIONS

    On September 27, 1995, the Company acquired from United States Cellular Corporation ("USCC") substantially all of the assets of the System serving the OH-7 RSA (254,949 Pops) for $39.5 million in cash.

    On December 20, 1995, the Company acquired from USCC substantially all of the assets of the System serving the WV-2 RSA (79,307 Pops) for $7.8 million in cash.

    On February 2, 1996, the Company acquired from USCC substantially all of the assets of the System serving the PA-9 RSA (187,551 Pops) for $26.1 million in cash.

    On July 23, 1996, the Company acquired the WV-3 RSA (269,413 Pops) from a subsidiary of Horizon Cellular Telephone Company, L.P. for $35.0 million in cash. The WV-3 RSA is situated directly south of the Company's PA-9 RSA and directly east of the Company's WV-2 RSA.

    THE NEW YORK CLUSTER ACQUISITIONS

    On December 29, 1995, the Company acquired from Cellular of Upstate New York Inc. substantially all of the assets of the System serving the NY-5 RSA (383,960
Pops) for approximately $65.9 million in cash.

    On April 23, 1996, the Company acquired from subsidiaries of USCC the System serving the NY-6 RSA (111,023 Pops) and 83% of the System serving the Poughkeepsie, NY MSA (248,932 Net Pops). The Company acquired substantially all of the assets serving the NY-6 RSA for approximately $19.8 million in cash and 83% of the stock of the Dutchess County Cellular Telephone Company serving the Poughkeepsie, NY MSA for approximately $38.9 million, with one half paid in cash and the balance in a three-year note bearing interest at the prime rate (the "Poughkeepsie Note").

    On October 17, 1996, the Company consummated an exchange transaction with Vanguard Cellular Systems, Inc., pursuant to which it exchanged certain of its Systems in the Mid-Atlantic Cluster for, among other things, the Orange County, NY MSA and an additional 11.1% of the Company's majority-owned Poughkeepsie, NY MSA. The Company exchanged an aggregate of 548,016 Net Pops consisting of its OH-9 RSA, a portion of its OH-10 RSA (excluding Perry and Hocking counties) and the Parkersburg, WV/ Marietta, OH MSA for the Orange County, NY MSA (324,323
Pops), 11.1% of the Poughkeepsie, NY MSA (262,663 Pops), 12.2% of the Janesville, WI MSA (18,013 Net Pops) and approximately 23,571 additional Net Pops, including small interests in the Eau Claire, WI and Wausau, WI MSAs (in each of which the Company currently has a majority interest). The Orange County, NY MSA abuts the Company's NY-5 MSA to the north, the Company's Poughkeepsie, NY MSA to the east and the New York City MSA of McCaw/AT&T Wireless to the south and east (bordering Westchester, Putnam and Rockland counties). The foregoing transaction is referred to as the "Orange County Exchange".

    THE AL-4 RSA DISPOSITION

    During July 1996, the Company consummated the sale of its recently-acquired AL-4 RSA for $27.5 million in cash ($2.5 million of which is attributable to a two year covenant not to compete). In November 1995, the Company had acquired half of this stand-alone RSA for $10.0 million in cash and the other half as an equity contribution from Parent.

    THE MI-2 DISPOSITION

    In a disputed acquisition of November 14, 1994, RFB Cellular, Inc. signed a contract to acquire the MI-2 RSA (109,612 Pops). The Company believed it should have had the right to purchase the property and initiated legal proceedings. In May 1995, as a result of this litigation, the Court of Chancery of the State of Delaware awarded the Company the right to acquire the MI-2 RSA. The defendant in the lawsuit appealed the decision. On March 22, 1996, the Delaware Supreme Court reversed the lower court's decision and ordered the Company to reverse the acquisition and sell the license and operating assets to the defendant. The sale was consummated on October 31, 1996. The Company received $6.5 million pursuant to such sale. The Company believes that the loss of MI-2's operating results will not be material to the Company's results of operations. The MI-2 RSA represented approximately 2,000 subscribers.

    The Company was incorporated under the laws of the State of Delaware on August 23, 1994. The principal executive offices of the Company are located at 45 Rockefeller Plaza, New York, New York 10020, and its telephone number is
(212) 459-0800.

                               THE EXCHANGE OFFER

Securities Offered................  Up to $170,000,000 principal amount of 10 3/4% Senior
                                    Exchange Notes due 2004. The terms of the New Notes and
                                    the Old Notes are identical in all material respects,
                                    except that the offer of the New Notes will have been
                                    registered under the Securities Act and therefore, the
                                    New Notes will not be subject to certain transfer
                                    restrictions, registration rights and related liquidated
                                    damage provisions applicable to the Old Notes.
The Exchange Offer................  The Company is offering, upon the terms and subject to the conditions of the Exchange Offer, to exchange $1,000
                                    principal amount of New Notes for each $1,000 principal
                                    amount of Old Notes. See "The Exchange Offer" for a
                                    description of the procedures for tendering Old Notes.
                                    The Exchange Offer is intended to satisfy obligations of
                                    the Company under the Registration Rights Agreement,
                                    dated November 6, 1996, between the Company and
                                    Donaldson, Lufkin & Jenrette Securities Corporation,
                                    Merrill Lynch, Pierce, Fenner & Smith Incorporated,
                                    NatWest Capital Markets Limited, PaineWebber
                                    Incorporated and Wasserstein Perella Securities, Inc.
                                    (collectively, the "Initial Purchasers").
Tenders, Expiration Date;           The Exchange Offer will expire at 5:00 p.m., New York
  Withdrawal......................  City time, on January 24, 1997, or such later date and time to which it is extended. The tender of Old Notes
                                    pursuant to the Exchange Offer may be withdrawn at any
                                    time prior to the Expiration Date. Any Old Notes not
                                    accepted for exchange for any reasons will be returned
                                    without expense to the tendering Holder thereof as
                                    promptly as practicable after the expiration or
                                    termination of the Exchange Offer.
Federal Income Tax Consequences...  The exchange pursuant to the Exchange Offer will not result in any income, gain or loss to the Holders or the
                                    Company for federal income tax purposes. See "Certain
                                    Federal Income Tax Consequences."
Use of Proceeds...................  There will be no proceeds to the Company from the issuance of the New Notes pursuant to the Exchange
                                    Offer.
Exchange Agent....................  The Bank of Montreal Trust Company is serving as
                                    Exchange Agent in connection with the Exchange Offer.

                      CONSEQUENCE OF EXCHANGING OLD NOTES
                         PURSUANT TO THE EXCHANGE OFFER

    Based upon interpretations contained in letters issued to third partes by the staff of the SEC, the Company believes that, generally, any Holder of Old Notes (other than a broker-dealer, as set forth below, and any Holder who is an "affiliate" of the Company within the meaning of Rule 405 under the Securities
Act) who exchange it Old Notes for New Notes pursuant to the Exchange Offer may offer such New Notes for resale, resell such New Notes, or otherwise transfer such New Notes without compliance with the registration and prospectus delivery provisions of the Securities Act, provided such New Notes are acquired in the ordinary course of the Holder's business and such Holder has no arrangement or understanding with any person to participate in a distribution of such New Notes. Eligible Holders wishing to accept the Exchange Offer must represent to the Company in the Letter of Transmittal that such conditions have been met and must represent, if such Holder is not a broker-dealer, or is a broker-dealer but will not receive New Notes for its own account in exchange for Old Notes, that neither such Holder nor the person receiving such New Notes, if other than the Holder, is engaged in or intends to participate in the distribution of such New Notes. Each broker-dealer that receives New Notes for its own account in exchange for Old Notes must represent that the Old Notes tendered in exchange therefor were acquired as a result of market-making activities or other trading activities and must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. See "Plan of Distribution". To comply with the securities laws of certain jurisdictions, it may be necessary to qualify for sale or register the New Notes prior to offering or selling such New Notes. The Company does not currently intend to take any action to register or qualify the New Notes for resale in any such jurisdictions. If a Holder of Old Notes does not exchange such Old Notes for New Notes pursuant to the Exchange Offer, such Old Notes will continue to be subject to the restrictions on transfer contained in the legend thereon. In general, the Old Notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Any holder who tenders in the Exchange Offer with the intention to participate, or for the purpose of participating, in a distribution of New Notes could not rely on the position of the staff of the SEC enunciated in EXXON CAPITAL HOLDINGS CORPORATION (available May 13, 1986) or similar no-action letters and, in the absence of an exemption therefrom, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. Failure to comply with such requirements in such instance may result in such holder incurring liability under the Securities Act for which the holder is not indemnified by the Company. See "The Exchange Offer--Consequences of Failure to Exchange" and "Description of Notes--Registration Rights; Liquidated Damages."

                      SUMMARY DESCRIPTION OF THE NEW NOTES

    The terms of the New Notes and the Old Notes are identical in all material respects, except that the offer of the New Notes will have been registered under the Securities Act and, therefore, the New Notes will not be subject to certain transfer restrictions, registration rights and related liquidated damage provisions applicable to the Old Notes.

Notes Offered.....................  Up to $170,000,000 aggregate principal amount of 10 3/4%
                                    Senior Exchange Notes due 2004.
Interest..........................  Payable semi-annually on each May 1 and November 1, commencing on May 1, 1997. The New Notes will bear
                                    interest from November 6, 1996. Holders of Old Notes
                                    whose Old Notes are accepted for exchange will be deemed
                                    to have waived the right to receive any payment in
                                    respect of interest on such Old Notes accrued from
                                    November 6, 1996 to the date of the issuance of the New
                                    Notes. Consequently, holders who exchange their Old
                                    Notes for New Notes will receive the same interest
                                    payment on May 1, 1997 (the first interest payment date
                                    with respect to the Old Notes and the New Notes) that
                                    they would have received had they not accepted the
                                    Exchange Offer.
Maturity Date.....................  November 1, 2004.
Optional Redemption...............  The Notes are redeemable at the option of the Company, in whole or in part, at any time on or after November 1,
                                    2000 at the redemption prices set forth herein, together
                                    with accrued and unpaid interest, if any, to the
                                    applicable Redemption Date. See "Description of
                                    Notes--Optional Redemption."
Ranking...........................  The Notes will be general unsecured obligations of the
                                    Company ranking senior to all subordinated Indebtedness
                                    of the Company and PARI PASSU in right of payment to all
                                    other existing and future Indebtedness of the Company.
                                    As of September 30, 1996, on a

                                    pro forma basis after giving effect to the issuance and
                                    sale of the Notes, the application of the estimated net
                                    proceeds therefrom and the transactions described herein
                                    under "Unaudited Pro Forma Condensed Consolidated
                                    Financial Statements," the Company would have had no
                                    outstanding senior Indebtedness other than the Notes
                                    offered hereby and $303.5 million of subordinated
                                    Indebtedness. The Company is an intermediate company
                                    and, therefore, the Notes will be effectively
                                    subordinated to all liabilities (including trade
                                    payables) of the Company's subsidiaries, which at
                                    September 30, 1996, on a pro forma basis as described
                                    above, would have been $28.2 million. Except as
                                    described under "Description of Notes--Certain
                                    Covenants--Limitation on Incurrence of Indebtedness,"
                                    there are no restrictions on the amount of senior
                                    Indebtedness that may be incurred.
Certain Covenants.................  The Indenture imposes certain limitations on the ability of the Company and its Restricted Subsidiaries (as
                                    defined) to, among other things, incur Restricted
                                    Payments (as defined), enter into certain transactions
                                    with Related Persons (as defined), merge or consolidate
                                    with any other person or transfer all or substantially
                                    all of their properties and assets. See "Description of
                                    Notes-- Covenants."
Change of Control.................  Upon the occurrence of a Change of Control (as defined), each Holder of Notes has the right to require the
                                    Company to repurchase such Holder's Notes at 101% of the
                                    principal amount thereof plus accrued and unpaid
                                    interest thereon, if any, to the repurchase date. The
                                    Company may not have sufficient funds or financing
                                    available to satisfy its obligations to repurchase the
                                    Notes and other debt that may come due upon a Change of
                                    Control.

                   SUMMARY HISTORICAL AND UNAUDITED PRO FORMA
                          FINANCIAL AND OPERATING DATA
                     (IN THOUSANDS, EXCEPT OPERATING DATA)

    The following table sets forth summary historical and pro forma financial data for the Company for the periods and as of the dates indicated. The unaudited pro forma data is not designed to represent and does not represent what the Company's financial position or results of operations actually would have been had the transactions described herein under "Unaudited Pro Forma Condensed Consolidated Financial Statements" been completed as of the date or at the beginning of the periods indicated, or to project the Company's financial position or results of operations at any future date or for any future period. The following data should be read in conjunction with "Selected Financial Data", "Management's Discussion and Analysis of Financial Condition and Results of Operations", "Unaudited Pro Forma Condensed Consolidated Financial Statements" and the consolidated financial statements and notes thereto of the Company and certain acquired businesses included elsewhere or incorporated by reference herein.

    The following table also sets forth certain summary operating data for the Company as of the dates and for the periods indicated.

                                                            NINE MONTHS ENDED
                                                            SEPTEMBER 30, 1996        YEARS ENDED DECEMBER 31,
                                                          ----------------------  ---------------------------------
                                                             PRO                   PRO FORMA    ACTUAL     ACTUAL
                                                           FORMA(A)     ACTUAL      1995(A)      1995       1994
                                                          ----------  ----------  -----------  ---------  ---------
STATEMENT OF OPERATIONS DATA:
  Revenues..............................................  $   94,192  $   80,978   $  83,395   $  41,504  $   5,209
  Cost of services and sales............................     (30,319)    (27,821)    (25,587)    (15,645)    (2,706)
  Selling, general and administrative...................     (30,182)    (23,635)    (35,111)    (16,219)    (5,791)
  Depreciation and amortization.........................     (21,148)    (15,295)    (26,833)    (10,279)    (2,720)
                                                          ----------  ----------  -----------  ---------  ---------
    Operating income (loss).............................      12,543      14,227      (4,136)       (639)    (6,008)
  Other income (expense)(b).............................     (41,909)    (27,384)    (48,902)     (6,455)     4,773
                                                          ----------  ----------  -----------  ---------  ---------
    Net income (loss)...................................  $  (29,366) $  (13,157)  $ (53,038)  $  (7,094) $  (1,235)
                                                          ----------  ----------  -----------  ---------  ---------
                                                          ----------  ----------  -----------  ---------  ---------
    Deficiency of earnings to fixed charges(c)..........  $  (29,366) $  (13,157)  $ (53,038)  $  (7,094) $  (1,235)
                                                          ----------  ----------  -----------  ---------  ---------
                                                          ----------  ----------  -----------  ---------  ---------

CERTAIN OPERATING DATA:
  EBITDA(d).............................................  $   35,768  $   30,584   $  25,990   $  10,160  $  (3,385)
  EBITDA to cash interest expense ratio.................         2.6        34.7         1.4        11.6        n/a
  EBITDA to total interest expense ratio................         0.8         1.0         0.5         0.5        n/a
  Ending subscribers(e).................................     143,953     135,840      99,651      78,227     17,344
  Ending penetration(f).................................         3.0%        3.2%        2.1%        2.2%       1.0%
  Average marketing costs per net subscriber
    addition(g).........................................  $      428  $      377   $     544   $     403        n/a
  Average monthly revenue per subscriber(h).............  $       80  $       85   $      84   $     107        n/a
  Churn(i)..............................................         1.8%        1.6%        2.8%        2.3%       n/a

                                                                                         AS OF SEPTEMBER 30, 1996
                                                                                         ------------------------
                                                                                         PRO FORMA(J)    ACTUAL
                                                                                         ------------  ----------
BALANCE SHEET DATA:
  Working capital......................................................................   $   89,717   $   19,066
  Net fixed assets.....................................................................       75,355       61,047
  Total assets.........................................................................      733,140      547,738
  Long-term debt.......................................................................      473,516      324,793
  Total liabilities....................................................................      513,508      358,631
  Stockholder's equity.................................................................      219,632      189,107

------------------------

(a) Pro forma to reflect the transactions described in "Unaudited Pro Forma Condensed Consolidated Financial Statements" as if each of such transactions occurred on January 1, 1995. See "Unaudited Pro Forma Condensed Consolidated Financial Statements".

(b) Pro forma results of operations for the year ended December 31, 1995, and the nine months ended September 30, 1996, include in other income (expense) revenue attributable to covenants not to compete paid to the Company pursuant to (i) the Lubbock/ Minnesota Exchange (as defined) (three year term), (ii) the AL-4 RSA Disposition (two year term); and (iii) the WI-4 Exchange (two year term). Income attributable to the covenants not to compete was $1,062 ($2,437 on a pro forma basis) for the nine months ended September 30, 1996, and $500 ($3,250 on a pro forma basis) for the year ended December 31, 1995.

(c) For the purpose of computing the deficiency of earnings to fixed charges, "earnings" are defined as loss from operations before income taxes, plus fixed charges. Fixed charges consist of interest expense on all indebtedness and the portion of operating lease rental expense that is representative of the interest factor.

(d) EBITDA represents earnings before depreciation and amortization, interest expense, interest income, and gains on sales of cellular properties. EBITDA is not intended to be a performance measure and should not be regarded as an alternative to either operating income or net income as an indicator of operating performance or to cash flows as a measure of liquidity. Furthermore, EBITDA is not a GAAP-based financial measure, and it should not be considered as an alternative to GAAP-based measures of financial performance.

(e) Each billable telephone number in service represents one subscriber, not including test, demonstration or other telephone numbers for which payment is not expected.

(f) Represents the ratio of ending subscribers to the estimated total population of majority owned Systems and the Company's joint venture with Southwestern Bell.

(g) Determined by dividing the amount of marketing costs for such period by the net subscribers added during such period. Marketing cost represents all selling expenses and losses incurred on equipment sales.

(h) Represents the ratio of total service revenues to average monthly subscribers.

(i) Represents the average of the monthly churn rates during the periods presented. Churn equals the ratio of disconnected monthly subscribers to average monthly subscribers.

(j) Pro forma to reflect each of the transactions described in "Unaudited Pro Forma Condensed Consolidated Financial Statements" and which occurred after September 30, 1996 or is pending as if each such transaction occurred as of September 30, 1996. See "Unaudited Pro Forma Condensed Consolidated Financial Statements".

                                  RISK FACTORS

    IN ADDITION TO THE OTHER MATTERS DESCRIBED IN THIS PROSPECTUS, HOLDERS OF OLD NOTES SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS BEFORE ACCEPTING THE EXCHANGE OFFER.

    THIS PROSPECTUS CONTAINS STATEMENTS WHICH CONSTITUTE FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. THOSE STATEMENTS APPEAR IN A NUMBER OF PLACES IN THIS PROSPECTUS AND INCLUDE STATEMENTS REGARDING THE INTENT, BELIEF OR CURRENT EXPECTATIONS OF THE COMPANY, ITS DIRECTORS OR ITS OFFICERS PRIMARILY WITH RESPECT TO THE FUTURE OPERATING PERFORMANCE OF THE COMPANY. HOLDERS OF THE OLD NOTES ARE CAUTIONED THAT ANY SUCH FORWARD LOOKING STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE AND MAY INVOLVE RISKS AND UNCERTAINTIES, AND THAT ACTUAL RESULTS MAY DIFFER FROM THOSE IN THE FORWARD LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS. THE ACCOMPANYING INFORMATION CONTAINED IN THIS PROSPECTUS, INCLUDING WITHOUT LIMITATION THE INFORMATION SET FORTH BELOW AND THE INFORMATION UNDER THE HEADING "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS", IDENTIFIES IMPORTANT FACTORS THAT COULD CAUSE SUCH DIFFERENCES.

CONSEQUENCES OF FAILURE TO EXCHANGE

    Holders of Old Notes who do not exchange their Old Notes for New Notes pursuant to the Exchange Offer will continue to be subject to the restrictions on transfer of such Old Notes as set forth in the legend thereon. In general, the Old Notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. The Company does not intend to register the Old Notes under the Securities Act. The Company believes that, based upon interpretations contained in letters issued to third parties by the staff of the SEC, New Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for resale, resold or otherwise transferred by each Holder thereof (other than a broker-dealer, as set forth below, and any such Holder which is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act provided that such New Notes are acquired in the ordinary course of such Holder's business and such Holder has no arrangement or understanding with any person to participate in the distribution of such New Notes. Eligible Holders wishing to accept the Exchange Offer must represent to the Company in the Letter of Transmittal that such conditions have been met and must represent, if such Holder is not a broker-dealer, or is a broker-dealer but will not receive New Notes for its own account in exchange for Old Notes, that neither such Holder nor the person receiving such New Notes, if other than the Holder is engaged in or intends to participate in the distribution of such New Notes. Each broker-dealer that receives New Notes for its own account pursuant to the Exchange Offer must represent that the Old Notes tendered in exchange therefor were acquired as a result of market-making activities or other trading activities and must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with the resales of New Notes received in exchange for Old Notes where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. The Company has agreed that, for a period of 90 days after the Expiration Date (as defined herein), they will make this Prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution." However, to comply with the securities laws of certain jurisdictions, if applicable, the New Notes may not be offered or sold unless they have been registered or qualified for sale in such jurisdiction or an exemption from registration or qualification is available and is complied with. The Company does not currently intend to take any action to register or qualify the New Notes for resale in any such jurisdictions. In addition, the tender of Old Notes pursuant to the Exchange Offer will reduce the principal amount of the Old Notes outstanding, which may have an adverse effect upon, and increase the volatility of, the market price of the Old Notes due to a reduction in liquidity.

EXCHANGE OFFER PROCEDURES

    To participate in the Exchange Offer, and avoid the restrictions on Old Notes, each Holder of Old Notes must transmit a properly completed Letter of Transmittal, including all other documents required by such Letter of Transmittal, to The Bank of Montreal Trust Company (the "Exchange Agent") at one of the addresses set forth below under "Exchange Agent") on or prior to the Expiration Date. In addition, (i) certificates for such Old Notes must be received by the Exchange Agent along with the Letter of Transmittal, (ii) a timely confirmation of a book-entry transfer (a "Book-Entry Confirmation") of such Old Notes, if such procedure is available, into the Exchange Agent's account at The Depository Trust Company (the "Book-Entry Transfer Facility") pursuant to the procedure for book-entry transfer described below, must be received by the Exchange Agent prior to the Expiration Date or (iii) the Holder must comply with the guaranteed delivery procedures described below. See "The Exchange Offer."

LIMITED OPERATING HISTORY; NET LOSSES

    Since its formation, the Company has concentrated on the acquisition, exchange, construction, initial operation and development of cellular telephone systems. The Company has operated cellular telephone systems since 1989; however, it has acquired all of its existing Systems between April 1994 and November 1996. On a pro forma basis, after giving effect to the Recent and Pending Transactions and the other transactions described herein under "Unaudited Pro Forma Condensed Consolidated Financial Data", the Company would have incurred an accounting net loss of $29.4 million and $53.1 million for the nine months ended September 30, 1996, and the year ended December 31, 1995, respectively. There can be no assurance that the Company's future operations, individually or in the aggregate, will generate sufficient earnings to pay its obligations. See "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations".

LEVERAGE AND ABILITY TO MEET REQUIRED DEBT SERVICE

    Without regard to any increase in valuation of assets since their acquisition by the Company, the Company still considers itself highly leveraged. On a pro forma basis, after giving effect to the Recent and Pending Transactions and the other transactions described herein under "Unaudited Pro Forma Condensed Consolidated Financial Statements", for the nine months ended September 30, 1996, and the year ended December 31, 1995, the Company's ratio of EBITDA to total interest expense would have been 0.8 and 0.5, respectively, and the Company's deficiency of earnings to fixed charges would have been $29.4 million and $53.1 million, respectively. The Company considers that this is a high degree of leverage and could limit its ability to make acquisitions, withstand competitive pressures or adverse economic conditions, obtain necessary financing or take advantage of business opportunities that may arise.

    The Company's ability to meet its debt service requirements will require consistent, significant and sustained growth in the Company's cash flow. There can be no assurance that the Company will be successful in improving its cash flow by a sufficient magnitude or in a timely manner or in raising additional equity or debt financing to enable the Company to meet its debt service requirements. The Company's outstanding subordinated indebtedness matures between 2001 and 2004, in each case prior to the Notes offered hereby.

BUSINESS RISKS ASSOCIATED WITH PENDING TRANSACTIONS

    The information appearing herein is presented assuming the acquisition by the Company of 100% of the capital stock of CIS and the consummation of the other Pending Transactions. There can be no assurances that the Company will be successful in consummating any or all of such acquisitions or the Pending Transactions in a timely manner or on the terms described herein.

    The Company has filed applications seeking FCC approval for each of the Pending Transactions. The Company may consummate such acquisitions after the grant of FCC approval but prior to the expiration of the 40 to 45-day period during which FCC approvals are subject to reconsideration or review. There can be no assurance that any or all of such approvals will be granted, will not be reconsidered or reviewed or that such approvals will not be revoked pursuant to any such proceeding. In the event any such approvals are revoked, the Company could be required to refile its applications, rescind the acquisition or otherwise dispose of the System acquired pursuant to the acquisition.

    The Company will also be subject to risks that new Systems, including all of its existing Systems which were acquired since 1994, and the Systems to be acquired pursuant to the Pending Transactions, will not perform as expected and that the returns from such Systems will not support the indebtedness incurred to acquire, or the capital expenditures needed to develop, such Systems. See "Acquisitions and Dispositions-- Pending Transactions".

COMPETITION

    The Company competes with one other cellular licensee in each of its cellular markets, most of which are larger and have greater financial resources than the Company, as well as paging companies and landline telephone service providers. Current policies of the FCC authorize only two licensees to operate cellular systems in each market, and the Company expects there will continue to be competition from the other licensee authorized to serve each cellular market in which the Company operates. Competition for subscribers between cellular licensees is based principally upon the services and enhancements offered, the technical quality of the cellular system, customer service, system coverage and capacity and price.

    As a result of recent regulatory and legislative initiatives, the Company's cellular operations may face increased competition from entities providing other communication technologies and services. The Company cannot predict the success of such competing technologies nor their operational abilities. While some of these technologies and services are currently operational on a limited basis, others are being developed or may be developed in the future. The Company's cellular operations may face additional competition from new market entrants such as personal communication services ("PCS") to the extent they become feasible. The FCC has decided to offer over 2,000 licenses for PCS use and has completed the initial rounds of its spectrum and auction process which resulted in the award of two PCS licenses in each Major Trading Area ("MTA") and one in each Basic Trading Area ("BTA"). PCS operators could compete directly with the Company and may have access to substantial capital resources although in most instances such resources are limited at this time. If these technologies are successfully developed they may, and PCS operators claim they will, provide services and features in addition to those currently provided by cellular companies. There can be no assurance that the Company will be able to provide nor that it will choose to pursue, depending on the economics thereof, such services and features. The Company believes that traditional tested cellular is economically proven unlike certain of the PCS and other "Buck Rogers" technologies. While the Company believes that other technologies may be developed over either the short or long term, the Company believes that POCS (plain old cellular service) is tested and that the development thereof and the expansion of the Company's clusters is the best strategy for the Company.

    The Company's cellular operations may also face competition from other "Buck Rogers" technologies which may be developed in the future, including, but not limited to, mobile satellite systems. In addition, the FCC has licensed Specialized Mobile Radio ("SMR") system operators to construct digital mobile communications systems on existing SMR frequencies, referred to as enhanced specialized mobile radio ("ESMR") in many cities throughout the United States, including each of the cities in which the Company operates. The Company believes that the technology, financing and engineering of these other technologies is not as advanced as their publicity would suggest. Nonetheless, there can be no assurance that one or more of the technologies currently used by the Company, will not become obsolete sometime in the future. See "Business--Competition".

DEPENDENCE ON CORPORATE MANAGEMENT

    The Company's decentralized management philosophy delegates day-to-day operating decisions to the local System managers and, therefore, the Company's affairs are managed by a small number of corporate management personnel, the loss of any of whom could have an adverse impact on the Company. The Company does not have any employment contracts with corporate management personnel other than Robert Price, the Company's President. Mr. Price concurrently serves as a Director and the Chief Executive Officer and President of Price Communications Corporation ("Price Communications"). Although PriCellular and Price Communications historically have not imposed inconsistent demands on Mr. Price's availability, there can be no assurances that such conflicts will not arise in the future. The success of the Company's operations and expansion strategy depends on its ability to retain and to expand its staff of qualified personnel in the future. See "Management".

RELIANCE ON USE OF THIRD-PARTY SERVICE MARK

    The Company currently uses the registered service mark CELLULARONE-Registered Trademark- to market the services of its non-wireline Systems. The Company's use of this service mark is governed by five-year contracts between the Company and Cellular One Group, the owner of the service mark. Such contracts expire on various dates and each is renewable at the option of the Company for three additional five-year terms, subject to the attainment of certain customer satisfaction ratings. See "Business--Service Marks". Under these agreements, the Company has agreed to meet a consistent set of operating and service quality standards for its cellular service areas. If these agreements were not renewed upon expiration or if the Company were to fail to meet the applicable operating or service quality standards, and therefore was no longer permitted to use the CELLULARONE-Registered Trademark- service mark, the Company's ability both to attract new subscribers and retain existing subscribers could be materially impaired. The Company does not anticipate any difficulty in obtaining renewal of its agreements with Cellular One Group or in continuing to meet such standards. In addition, if for some reason beyond the Company's control, the name CELLULARONE-Registered Trademark- were to suffer diminished marketing appeal, the Company's ability both to attract new subscribers and retain existing subscribers could be materially impaired. McCaw/AT&T Wireless, which had been the single largest user of the CELLULARONE-Registered Trademark- brand name, has significantly reduced its use of the brand name as a primary service mark. There can be no assurance that such reduction in use by McCaw/AT&T Wireless will not have an adverse effect on the marketing appeal of the brand name.

LIMITS ON THE COMPANY'S BUSINESS

    The Company has agreed not to effect certain transactions, including, among others, any acquisition involving more than 10% of the fair market value of the Company and certain borrowings, without the prior written consent of McCaw/AT&T Wireless, subject to certain conditions on the ability of McCaw/ AT&T Wireless to withhold such consent. There can be no assurances that the Company will be able to obtain any such consents. McCaw/AT&T Wireless may withhold such consent for any reason, including because it seeks to acquire such property itself. The failure to obtain such consents could have an adverse effect on the Company's business. McCaw/AT&T Wireless has consented to the Pending Transactions.

    In addition, PriCellular's affiliation with McCaw/AT&T Wireless could operate to prohibit PriCellular or McCaw/AT&T Wireless from acquiring certain wireless franchises. If McCaw/AT&T Wireless or PriCellular has a pre-existing ownership or management interest in a cellular carrier in an MSA or RSA, McCaw/ AT&T Wireless or PriCellular would be precluded by FCC regulations from acquiring the other carrier in that particular MSA or RSA. McCaw/AT&T Wireless and PriCellular may compete by seeking to acquire directly ownership interests in certain MSAs or RSAs.

FRAUDULENT CONVEYANCE STATUTES

    Various laws enacted for the protection of creditors may apply to the Company's incurrence of indebtedness and other obligations in connection with the Pending Transactions, including the issuance of the Notes. If a court were to find in a lawsuit by an unpaid creditor or representative of creditors of the Company that the Company did not receive fair consideration or reasonably equivalent value for incurring such indebtedness or obligation and, at the time of such incurrence, the Company (i) was insolvent; (ii) was rendered insolvent by reason of such incurrence; (iii) was engaged in a business or transaction for which the assets remaining in the Company constituted unreasonably small capital; or
(iv) intended to incur or believed it would incur obligations beyond its ability to pay such obligations as they mature, such court, subject to applicable statutes of limitation, could determine to invalidate, in whole or in part, such indebtedness and obligations as fraudulent conveyances or subordinate such indebtedness and obligations to existing or future creditors of the Company.

    The measure of insolvency for purposes of the foregoing will vary depending on the law of the jurisdiction which is being applied. Generally, however, the Company would be considered insolvent at a particular time if the sum of its debts was then greater than all of its property at a fair valuation or if the present fair saleable value of its assets was then less than the amount that would be required to pay its probable liabilities on its existing debts as they became absolute and matured. On the basis of its historical financial information, its recent operating history as discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other factors, the Company's management believes that, after giving effect to indebtedness incurred in connection with the Pending Transactions and the other related financings, the Company will not be rendered insolvent, it will have sufficient capital for the businesses in which it will be engaged and it will be able to pay its debts as they mature; however, management has not obtained any independent opinion regarding such issues. There can be no assurance, however, as to what standard a court would apply in making such determinations.

POTENTIAL FOR ADVERSE REGULATORY CHANGE AND NEED FOR REGULATORY APPROVALS

    The licensing, construction, operation, acquisition and sale of cellular systems, as well as the number of cellular and other wireless licensees permitted in each market, are regulated by the FCC. Changes in the regulation of cellular activities (such as a decision by the FCC to permit more than two cellular licensees in each MSA or RSA market) and other wireless carriers could have a material adverse effect on the Company's operations. In addition, all cellular licenses in the United States were granted for an initial 10-year term and are subject to renewal. The Company's cellular licenses expire in various years from 1997 to 2001. While the Company believes that each of these licenses will be renewed based upon FCC rules establishing a presumption in favor of licensees that have complied with their regulatory obligations during the initial license period, there can be no assurance that all of the Company's licenses will be renewed.

FLUCTUATIONS IN MARKET VALUE OF LICENSES

    A substantial portion of the Company's assets consists of its interests in cellular licenses. The future value of the Company's interests in its cellular licenses will depend significantly upon the success of the Company's business. While there is a current market for the Company's licenses, such market may not exist in the future or the values obtainable may be significantly lower than at present. The transfer of interests in such licenses is subject to prior FCC approval and is subject to certain rights of first refusal, which may have the effect of reducing the value of the licenses. As a consequence, there can be no assurance that the proceeds from the liquidation or sale of the Company's assets would be sufficient to pay the Company's obligations, and a significant reduction in the value of the licenses could require a charge to the Company's results of operations.

EQUIPMENT FAILURE; NATURAL DISASTER

    Although the Company carries "business interruption" insurance, a major equipment failure or a natural disaster affecting any one of the Company's central switching offices or certain of its cell sites could have a significant, adverse effect on the Company's operations.

RADIO FREQUENCY EMISSION CONCERNS

    Media reports have suggested that certain radio frequency ("RF") emissions from portable cellular telephones may be linked to cancer and interfere with heart pacemakers and other medical devices.

Concerns over RF emissions and interference may have the effect of discouraging the use of cellular telephones, which could have an adverse effect upon the Company's business. In August 1996, the FCC adopted new guidelines and methods for evaluating the environmental effects of RF emissions. The updated guidelines generally are more stringent than the previous rules, based on recommendations of federal health and safety agencies, including the Environmental Protection Agency and the Food and Drug Administration. However, the Company does not believe these guidelines will have a material impact on the Company's operations. Among the guidelines are limits for specific absorption rate for evaluating certain hand-held devices such as cellular telephones, as well as guidelines for the evaluation of cellular transmitting facilities. The Company believes that the cellular telephones currently marketed and in use by the Company's customers, as well as the Company's transmitting facilities, comply with the new standards. Moreover, the FCC preempted state and local government regulation of cellular and other personal wireless services facilities based on RF environmental effects to the extent that such facilities comply with the FCC's rules concerning such RF emissions. Potential interference to medical devices involves primarily digital transmissions rather than analog. Industry, government, and medical experts have been conducting tests and developing methods for reducing or eliminating such interference.

LACK OF PUBLIC MARKET

    The New Notes are being offered to the Holders of the Old Notes. The Old Notes were issued on November 6, 1996 to a limited number of institutional investors. The New Notes are new securities for which there currently is no market. The Company does not intend to apply for listing of the Notes on any securities exchange or for quotation through the National Association of Securities Dealers Automated Quotation System. There can be no assurance that an active trading market for the New Notes will develop. If a trading market develops for the New Notes, future trading prices of such securities will depend on many factors, including prevailing interest rates, the Company's results of operations and financial condition and the market for similar securities.

                                 CAPITALIZATION

    The following table sets forth the unaudited consolidated capitalization of the Company as of September 30, 1996 on (i) an actual basis and (ii) on a pro forma basis after giving effect to the Recent Transactions, the Pending Transactions and the sale of the Notes and the other transactions described herein under "Unaudited Pro Forma Condensed Consolidated Financial Statements". This table should be read in conjunction with the consolidated financial statements of the Company, including the notes thereto, the "Unaudited Pro Forma Condensed Consolidated Financial Statements" and notes thereto, included elsewhere herein, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Acquisitions and Dispositions".

                                                                                       AS OF SEPTEMBER 30, 1996
                                                                                       ------------------------
                                                                                         ACTUAL      PRO FORMA
                                                                                       -----------  -----------

                                                                                            (IN THOUSANDS)
Cash.................................................................................  $    25,234  $    95,926
                                                                                       -----------  -----------
                                                                                       -----------  -----------
Current portion of long-term debt....................................................  $       389  $   --
10 3/4% Senior Notes due 2004........................................................      --           170,000
14% Senior Subordinated Discount Notes due 2001......................................      141,861      141,861
12 1/4% Senior Subordinated Discount Notes due 2003..................................      161,655      161,655
Poughkeepsie Note and other long-term debt...........................................       21,277      --
                                                                                       -----------  -----------
    Total long-term debt (including current portion of long-term debt)...............      325,182      473,516
Stockholder's equity:
  Common Stock, $0.01 par value per share, 100 shares authorized, issued and outstanding actual and pro forma.................................................
Additional paid-in capital...........................................................      211,642      234,142
Retained (deficit)...................................................................      (22,535)     (14,510)
                                                                                       -----------  -----------
    Total stockholder's equity.......................................................      189,107      219,632
                                                                                       -----------  -----------
    Total capitalization.............................................................  $   514,289  $   693,148
                                                                                       -----------  -----------
                                                                                       -----------  -----------

        UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

    The pro forma financial statements presented below reflect the effects of adjustments to the historical consolidated financial statements of the Company necessary to give pro forma effect to the transactions described as if such transactions had occurred on January 1, 1995 for purposes of the unaudited pro forma condensed consolidated statements of operations and as of September 30, 1996 for purposes of the unaudited pro forma condensed consolidated balance sheet.

                                                                                                  ACTUAL DATE
                                 PROPERTY DESCRIPTION                                            OF TRANSACTION
---------------------------------------------------------------------------------------  ------------------------------
ACQUISITIONS:
---------------------------------------------------------------------------------------
       1.  MI-1 RSA....................................................................  March 7, 1995
       2.  Wausau, WI MSA..............................................................  March 28, 1995
       3.  MN 2-A RSA, MN 3-B RSA, MN-5 RSA and the Alton/Granite City, IL MSA.........  July 7, 1995
       4.  OH-7 RSA....................................................................  September 27, 1995
       5.  WV-2 RSA....................................................................  December 20, 1995
       6.  NY-5 RSA....................................................................  December 29, 1995
       7.  PA-9 RSA....................................................................  February 2, 1996
       8.  NY-6 RSA, Poughkeepsie, NY MSA (83%)........................................  April 23, 1996
       9.  WV-3 RSA....................................................................  July 23, 1996
      10.  Orange County, NY MSA.......................................................  October 17, 1996
      11.  KY-4 RSA, KY-5 RSA, KY-6 RSA and KY-8 RSA...................................  Pending
      12.  WI-2 RSA....................................................................  November 18, 1996
      13.  WI-4 RSA....................................................................  Pending

DISPOSITIONS:
---------------------------------------------------------------------------------------
      14.  Abilene, TX MSA.............................................................  January 6, 1995
      15.  AL-4 RSA....................................................................  July 1, 1996
      16.  MI-2 RSA....................................................................  October 31, 1996

OTHER:
---------------------------------------------------------------------------------------
      17.  Exchange of Lubbock, TX MSA for Minnesota properties (see 3 above)..........  July 7, 1995
      18.  Southwestern Bell Joint Venture.............................................  November 30, 1995
      19.  Exchange of OH-9 RSA, OH-10B RSA and Parkersburg, WV/ Marietta, OH MSA for
             Orange County, NY MSA (see 10 above)......................................  October 17, 1996
      20.  Exchange of Florence, AL MSA and AL-1B RSA for WI-4 RSA (see 13 above)......  Pending
      21.  Issuance of 12 1/4% Senior Subordinated Notes and Poughkeepsie Note.........  September 27, 1995 and April
                                                                                         23, 1996, respectively
      22.  Issuance of 10 3/4% Senior Notes due 2004...................................  November 6, 1996
      23.  Retirement of Poughkeepsie Note.............................................  November 13, 1996
      24.  Sale of minority interest Pops..............................................  September 17, 1996

    The unaudited pro forma condensed consolidated statements of operations give effect to the above listed transactions under the purchase method of accounting.

    The unaudited pro forma condensed consolidated financial statements have been prepared by the Company's management. The unaudited pro forma data is not designed to represent and does not represent what the Company's results of operations or financial position would have been had the aforementioned transactions been completed on or as of the dates assumed, and are not intended to project the Company's results of operations for any future period or as of any future date. The unaudited pro forma condensed consolidated financial statements should be read in conjunction with the audited and unaudited consolidated financial statements and notes of the Company included elsewhere or incorporated by reference herein.

                        PRICELLULAR WIRELESS CORPORATION

       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996

                                 (IN THOUSANDS)

                                                                                                                   PRO FORMA
                                                                                                                  ADJUSTMENTS
                                                                                                                  FOR PENDING
                                                                      PRO FORMA                                  TRANSACTIONS
                                                      HISTORICAL     ADJUSTMENTS                  HISTORICAL        AND THE
                                                        RECENT        FOR RECENT   PRICELLULAR      PENDING          DEBT
                                       PRICELLULAR  TRANSACTIONS(1)  TRANSACTIONS  AS ADJUSTED  TRANSACTIONS(2)    FINANCING
                                       -----------  ---------------  ------------  -----------  ---------------  -------------
REVENUES.............................   $  80,978      $  14,681      $  (15,174)    (b)  $  80,485    $  17,894   $  (4,187)(h)
Costs and expenses:
  Cost of cellular service...........      20,999          2,093          (4,028)(b)     19,064        5,015          (1,204)(h)
  Cost of equipment sold.............       6,822            786          (1,078)(b)      6,530        1,243            (329)(h)
  Selling, general and
    administrative...................      23,635          6,636          (3,955)(b)     26,316        4,684            (818)(h)
  Depreciation and amortization......      15,295          1,877            (839)    (c)     16,333        4,292         523(h),(i)
                                       -----------       -------     ------------  -----------       -------     -------------
                                           66,751         11,392          (9,900)      68,243         15,234          (1,828)
                                       -----------       -------     ------------  -----------       -------     -------------
Operating income (loss)..............      14,227          3,289          (5,274)      12,242          2,660          (2,359)
Other income (expense)
  Interest expense, net..............     (28,623)        (4,205)    2,442(b),(d),(e)    (30,386)       (1,222)      (12,378)(j)(o)
  Other income (expense).............       1,062           (360)         625(f)        1,327                            750 (k)
  Gain on sale of investments in
    cellular operations..............         177                           (177  (g)
                                       -----------       -------     ------------  -----------       -------     -------------
Total other income (expense).........     (27,384 )       (4,565   )       2,890      (29,059 )       (1,222   )     (11,628 )
                                       -----------       -------     ------------  -----------       -------     -------------
Net income (loss)....................  $  (13,157 ) $     (1,276   ) $    (2,384 )    (16,817 ) $      1,438     $   (13,987 )
                                       -----------       -------     ------------  -----------       -------     -------------
                                       -----------       -------     ------------  -----------       -------     -------------
EBITDA(3)............................  $   30,584                                  $   29,902
                                       -----------                                 -----------
                                       -----------                                 -----------


                                        PRO FORMA
                                       PRICELLULAR
                                       -----------
REVENUES.............................   $  94,192
Costs and expenses:
  Cost of cellular service...........      22,875
  Cost of equipment sold.............       7,444
  Selling, general and
    administrative...................      30,182
  Depreciation and amortization......      21,148
                                       -----------
                                           81,649
                                       -----------
Operating income (loss)..............      12,543
Other income (expense)
  Interest expense, net..............     (43,986)
  Other income (expense).............       2,077
  Gain on sale of investments in
    cellular operations..............
                                       -----------
Total other income (expense).........     (41,909 )
                                       -----------
Net income (loss)....................  $  (29,366 )
                                       -----------
                                       -----------
EBITDA(3)............................  $   35,768
                                       -----------
                                       -----------

------------------------

(1) See supplemental unaudited condensed combined statement of operations for the nine months ended September 30, 1996 on page 34 for details of Recent Transactions.

(2) See supplemental unaudited condensed combined statement of operations for the nine months ended September 30, 1996 on page 35 for details of Pending Transactions.

(3) EBITDA represents earnings before depreciation and amortization, interest expense, interest income, and gains on sales of cellular properties. EBITDA is not intended to be a performance measure and should not be regarded as an alternative to either operating income or net income as an indicator of operating performance or to cash flows as a measure of liquidity. Furthermore, EBITDA is not a GAAP-based financial measure, and it should not be considered as an alternative to GAAP-based measures of financial performance.

                        PRICELLULAR WIRELESS CORPORATION

       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1995

                                 (IN THOUSANDS)

                                                                                                              PRO FORMA
                                                                                                             ADJUSTMENTS
                                                                                                             FOR PENDING
                                                                 PRO FORMA                                  TRANSACTIONS
                                                 HISTORICAL     ADJUSTMENTS                  HISTORICAL        AND THE
                                                   RECENT        FOR RECENT   PRICELLULAR      PENDING          DEBT
                                  PRICELLULAR  TRANSACTIONS(1)  TRANSACTIONS  AS ADJUSTED  TRANSACTIONS(2)    FINANCING
                                  -----------  ---------------  ------------  -----------  ---------------  -------------
REVENUES........................   $  41,504      $  40,280      $   (9,914)     b),  $  71,870    $  15,667   $  (4,142)(h)
Costs and expenses:                                                            ,(m
  Cost of cellular service......      10,694          8,050          (2,815)    (l)     15,929        2,780      (1,013)(h)
  Cost of equipment sold........       4,951          2,897            (856)    (l)      6,992        1,471        (572)(h)
  Selling, general and
    administrative..............      16,219         17,759          (2,715)    (l)     31,263        5,057      (1,209)(h)
  Depreciation and
    amortization................      10,279          6,539           3,896        ,(l     20,714        5,339         780(h)(i)
                                  -----------       -------     ------------  -----------       -------     -------------
                                      42,143         35,245          (2,490)      74,898         14,647          (2,014)
                                  -----------       -------     ------------  -----------       -------     -------------
Operating income (loss).........        (639)         5,035          (7,424)      (3,028)         1,020          (2,128)
Other income (expense)
  Interest expense, net.........     (18,573)        (7,555)         (7,042)        (e)    (33,170)       (1,895)     (17,130)(j)(o)
  Other income (expense)........         520             23           1,750    ,(n      2,293                     1,000(k)
  Gain on sale of investments in
    cellular operations.........      11,598           (555)        (11,043)(g)
                                  -----------       -------     ------------  -----------       -------     -------------
Total other income (expense)....      (6,455)        (8,087)        (16,335)     (30,877)        (1,895)        (16,130)
                                  -----------       -------     ------------  -----------       -------     -------------
Net income (loss)...............   $  (7,094)     $  (3,052)     $  (23,759)   $ (33,905)     $    (875)      $ (18,258)
                                  -----------       -------     ------------  -----------       -------     -------------
                                  -----------       -------     ------------  -----------       -------     -------------
EBITDA(3).......................   $  10,160                                   $  19,979
                                  -----------                                 -----------
                                  -----------                                 -----------


                                   PRO FORMA
                                  PRICELLULAR
                                  -----------
REVENUES........................   $  83,395
Costs and expenses:
  Cost of cellular service......      17,696
  Cost of equipment sold........       7,891
  Selling, general and
    administrative..............      35,111
  Depreciation and
    amortization................      26,833
                                  -----------
                                      87,531
                                  -----------
Operating income (loss).........      (4,136)
Other income (expense)
  Interest expense, net.........     (52,195)
  Other income (expense)........       3,293
  Gain on sale of investments in
    cellular operations.........
                                  -----------
Total other income (expense)....     (48,902)
                                  -----------
Net income (loss)...............   $ (53,038)
                                  -----------
                                  -----------
EBITDA(3).......................   $  25,990
                                  -----------
                                  -----------

------------------------

(1) See supplemental unaudited condensed combined statement of operations for the twelve months ended December 31, 1995 on page 36 for details of Recent Transactions.

(2) See supplemental unaudited condensed combined statement of operations for the twelve months ended December 31, 1995 on page 37 for details of Pending Transactions.

(3) EBITDA represents earnings before depreciation and amortization, interest expense, interest income, and gains on sales of cellular properties. EBITDA is not intended to be a performance measure and should not be regarded as an alternative to either operating income or net income as an indicator of operating performance or to cash flows as a measure of liquidity. Furthermore, EBITDA is not a GAAP-based financial measure, and it should not be considered as an alternative to GAAP-based measures of financial performance.

                        PRICELLULAR WIRELESS CORPORATION

            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

                               SEPTEMBER 30, 1996

                                 (IN THOUSANDS)

                                                                         HISTORICAL
                                                       -----------------------------------------------
                                                                      ORANGE     KENTUCKY                PRO FORMA
                                                       PRICELLULAR    COUNTY      CLUSTER      WI-4     ADJUSTMENTS   PRO FORMA
                                                       -----------  ----------  -----------  ---------  -----------  -----------
ASSETS
Current assets:
    Cash and cash equivalents........................   $  25,234   $        5   $     613               $  70,074(p)  $  95,926
    Accounts receivable, net.........................      14,837        1,186       6,155          31      (2,547)(q)     19,662
    Inventory........................................       1,731          168         136                    (213)(r)      1,822
    Prepaid expenses and other current assets........         723          139         147          25         (62)(s)        972
                                                       -----------  ----------  -----------  ---------  -----------  -----------
Total current assets.................................      42,525        1,498       7,051          56      67,252      118,382
Net fixed assets.....................................      61,047        5,327      13,147       3,031      (7,197)(t)     75,355
Investment in cellular operations....................      36,581        2,904                                           39,485
Cellular licenses, net...............................     390,373                   44,662                  46,911(u)    481,946
Cellular licenses held for sale, net.................       8,179                                           (8,179)(v)          0
Deferred financing costs, net........................       8,938                                            6,000(x)     14,938
Other assets.........................................          95           12       2,943                     (16)(w)      3,034
                                                       -----------  ----------  -----------  ---------  -----------  -----------
Total assets.........................................   $ 547,738   $    9,741   $  67,803   $   3,087   $ 104,771    $ 733,140
                                                       -----------  ----------  -----------  ---------  -----------  -----------
                                                       -----------  ----------  -----------  ---------  -----------  -----------
Liabilities and stockholder's equity
Current liabilities:
    Accounts payable and accrued expenses............   $  17,859   $      359   $   4,314   $      45   $    (580)(y)  $  21,997
    Long-term debt--current portion..................         389                                             (389)(z)          0
    Income taxes payable.............................         432                                                           432
    Other current liabilities........................       4,779           62         457                     938 (aa      6,236
                                                       -----------  ----------  -----------  ---------  -----------  -----------
Total current liabilities............................      23,459          421       4,771          45         (31)      28,665
Long-term debt.......................................     324,793                                          148,723 (bb    473,516
Other long-term liabilities..........................      10,379       33,717      14,317       5,134     (52,220) cc)     11,327
                                                       -----------  ----------  -----------  ---------  -----------  -----------
Total liabilities....................................     358,631       34,138      19,088       5,179      96,472      513,508
Stockholder's equity (deficit):......................     189,107      (24,397)     48,715      (2,092)      8,299 (dd    219,632
                                                       -----------  ----------  -----------  ---------  -----------  -----------
Total liabilities and stockholder's equity
  (deficit)..........................................   $ 547,738   $    9,741   $  67,803   $   3,087   $ 104,771    $ 733,140
                                                       -----------  ----------  -----------  ---------  -----------  -----------
                                                       -----------  ----------  -----------  ---------  -----------  -----------

                     NOTES TO UNAUDITED PRO FORMA CONDENSED

                      CONSOLIDATED STATEMENT OF OPERATIONS

                                 (IN THOUSANDS)

    For purposes of determining the pro forma effect of the transactions described above on PriCellular's Condensed Consolidated Statements of Operations for the nine months ended September 30, 1996 and the year ended December 31, 1995, the following adjustments have been made:

                                                                                            1996          1995
                                                                                        ------------  ------------
(a)        Represents the share of income from the Southwestern Bell Joint Venture      $        675  $      3,025

(b)        Represents the elimination of the results of operations of the MI-2, AL-4,
             OH-9, OH-10, and Parkersburg, WV/Marietta, OH Systems
               Revenues...............................................................  $    (15,849) $     (4,504)
               Cost of cellular service...............................................        (4,028)       (1,192)
               Cost of equipment sold.................................................        (1,078)         (526)
               Selling, general and administrative....................................        (3,955)       (1,611)
               Depreciation and amortization..........................................        (2,635)         (974)
               Interest expense, net..................................................           197           107

(c)        Represents the incremental depreciation and amortization due to the application of purchase price accounting and the resulting increases in the basis of the assets relating to the acquisition of Wausau, MI-1,
             MN-2A, MN-3B, MN-5, Alton/Granite City, OH-7, WV-2, NY-5, PA-9, NY-6,
             Poughkeepsie, NY, WV-3 and Orange County, NY Systems. Fixed assets are depreciated over a useful life of three to seven years. Cellular licences
             are amortized over 40 years..............................................  $      1,796  $      6,302

(d)        Represents amortization of the deferred financing costs, as well as the adjustments to interest expense to give effect to the issuance of the
             12 1/4% Notes issued during 1995 and the elimination of certain interest expense of Wausau, MI-1, MN-2A, MN-3B, MN-3, Alton/ Granite City, OH-7,
             WV-2, NY-5, PA-9, NY-6, WV-3, Orange County, NY and Poughkeepsie, NY as a
             result of debt not assumed as a part of these acquisitions.
               Amortization of deferred financing costs...............................                $       (544)
               Interest expense for the 12 1/4% Notes.................................  $     (1,745)      (13,731)
               Elimination of historical interest expense, net as a result of debt not assumed as part of the following acquisitions:
               MN-2A, MN-3B, MN-5 and Alton/Granite City..............................                         496
               OH-7...................................................................                         326
               WV-2...................................................................                         156
               NY-5...................................................................                        (154)
               PA-9...................................................................                         305
               NY-6...................................................................             6            38
               Orange County..........................................................         2,772         3,518
               WV-3...................................................................           979         1,598
               Poughkeepsie...........................................................           448         1,272
                                                                                        ------------  ------------
                                                                                        $      2,460  $     (6,720)
                                                                                        ------------  ------------
                                                                                        ------------  ------------

                     NOTES TO UNAUDITED PRO FORMA CONDENSED

                                 (IN THOUSANDS)

                                                                                            1996          1995
                                                                                        ------------  ------------
(e)        Represents the loss of interest income attributable to a decrease in cash
             on hand due to the purchase of NY-6, Poughkeepsie and WV-3...............  $       (215) $       (429)

(f)        Represents additional income attributable to the covenant not to compete
             pursuant to the sale of AL-4.............................................  $        625  $      1,250

(g)        Represents the elimination of the net gain on the sale of the Company's
             AL-4 RSA and an investment in minority Pops and its interest in the
             Abilene, TX MSA..........................................................  $       (177) $    (11,598)
               Elimination of loss on sale of investments in cellular operations
                 incurred by Orange County............................................                         555
                                                                                        ------------  ------------
                                                                                        $       (177) $    (11,043)
                                                                                        ------------  ------------
                                                                                        ------------  ------------

(h)        Represents the elimination of the results of operations of the Florence, AL system which is to be exchanged in the WI-4 Exchange.
               Revenues...............................................................  $     (4,187) $     (4,142)
               Cost of cellular service...............................................        (1,204)       (1,013)
               Cost of equipment sold.................................................          (329)         (572)
               Selling, general and administrative....................................          (818)       (1,209)
               Depreciation and amortization..........................................          (535)         (632)

(i)        Represents the incremental depreciation and amortization due to the application of purchase price accounting and the resulting increases in the basis of the assets relating to the acquisition of the Kentucky
             Cluster, WI-2 and WI-4 Systems. Fixed assets are depreciated over a useful life of three to seven years. Cellular licences are amortized over
             40 years.................................................................  $      1,058  $      1,412

(j)        Represents the elimination of certain interest expense, net of Kentucky and
             WI-4 as a result of debt not assumed as a part of these acquisitions.
               Kentucky Cluster.......................................................  $      1,041  $      1,596
               WI-4...................................................................           181           299
                                                                                        ------------  ------------
                                                                                        $      1,222  $      1,895
                                                                                        ------------  ------------
                                                                                        ------------  ------------

(k)        Represents additional income attributable to the covenant not to compete
             pursuant to the sale of Florence.........................................  $        750  $      1,000

                     NOTES TO UNAUDITED PRO FORMA CONDENSED

                                 (IN THOUSANDS)

                                                                                            1996          1995
                                                                                        ------------  ------------
(l)        Represents the elimination of the results of operations of the Lubbock system for the period January 1, 1995 to July 7, 1995 and the results of operations of the Laredo System which was contributed to the Southwestern
             Bell Joint Venture on November 30, 1995.
               Revenues...............................................................                $     (7,680)
               Cost of cellular service...............................................                      (1,623)
               Cost of equipment sold.................................................                        (330)
               Selling, general and administrative....................................                      (1,104)
               Depreciation and amortization..........................................                      (1,432)

(m)        Represents the elimination of revenues earned in connection with the
             Management Agreement associated with the purchase of AL-4................                $       (755)

(n)        Represents additional income attributable to the covenant not to compete
             pursuant to the Lubbock/Minnesota Exchange...............................                $        500

(o)        Represents amortization of the deferred financing costs, as well as the adjustments to interest expense to give effect to the issuance of the
             10 3/4% Senior Notes due 2004 and the repayment of the Poughkeepsie Note.
               Amortization of deferred financing costs...............................  $       (562) $       (750)
               Interest expense for the Poughkeepsie Note.............................           668
               Interest expense of the 10 3/4% Senior Notes due 2004..................       (13,706)      (18,275)
                                                                                        ------------  ------------
                                                                                        $    (13,600) $    (19,025)
                                                                                        ------------  ------------
                                                                                        ------------  ------------

                     NOTES TO UNAUDITED PRO FORMA CONDENSED

                           CONSOLIDATED BALANCE SHEET

                                 (IN THOUSANDS)

    For purposes of determining the pro forma effect of the transactions described above on PriCellular's Condensed Consolidated Balance Sheet as of September 30, 1996, the following adjustments have been made:

(p)        CASH AND CASH EQUIVALENTS
           Net proceeds from sale of Notes..........................................  $ 164,000
           Proceeds from WI-4 Exchange, net.........................................     17,925
           Proceeds from disposition of MI-2........................................      6,496
           Purchase of WI-2.........................................................     (4,300)
           Purchase of Kentucky.....................................................    (94,000)
           Repayment of Poughkeepsie Note...........................................    (19,429)
           Total cash not acquired in connection with the above acquisitions........       (618)
                                                                                      ---------
                                                                                      $  70,074
                                                                                      ---------
                                                                                      ---------
(q)        ACCOUNTS RECEIVABLE
           Receivables sold or exchanged in the following transactions:
               MI-2.................................................................  $    (689)
               Florence.............................................................       (283)
               OH-9.................................................................       (555)
               OH-10................................................................       (209)
               Parkersburg..........................................................       (485)
           Receivables not acquired in connection with the Orange County Exchange...       (326)
                                                                                      ---------
                                                                                      $  (2,547)
                                                                                      ---------
                                                                                      ---------
(r)        INVENTORY
           Represents the elimination of inventory disposed of in the disposition of
             MI-2...................................................................  $     (45)
           Represents inventory not acquired with the Orange County Exchange........       (168)
                                                                                      ---------
                                                                                      $    (213)
                                                                                      ---------
                                                                                      ---------
(s)        PREPAID EXPENSES AND OTHER CURRENT ASSETS
           Represents the elimination of prepaid expenses and other current assets disposed of in the following transactions:
               MI-2.................................................................  $      (1)
               Florence.............................................................        (23)
               OH-9.................................................................        (17)
               OH-10................................................................         (5)
               Parkersburg..........................................................        (16)
                                                                                      ---------
                                                                                      $     (62)
                                                                                      ---------
                                                                                      ---------

                     NOTES TO UNAUDITED PRO FORMA CONDENSED

                           CONSOLIDATED BALANCE SHEET

                                 (IN THOUSANDS)

(t)        NET FIXED ASSETS
           Represents the decrease in net fixed assets due to the sale and disposition of the following:
               Florence.............................................................  $  (2,472)
               OH-9.................................................................     (1,983)
               OH-10................................................................     (1,595)
               Parkersburg..........................................................     (1,147)
                                                                                      ---------
                                                                                      $  (7,197)
                                                                                      ---------
                                                                                      ---------

                                                                                        1996
                                                                                      ---------
(u)        CELLULAR LICENSES, NET
           Represents the increase in cellular licenses due to the application of purchase price accounting for the following acquisitions:
               Kentucky.............................................................  $  54,081
               WI-4.................................................................      3,113
               WI-2.................................................................      4,300
           Represents the adjustment to cellular licenses resulting from the Orange
             County Exchange........................................................     (3,236)
           Represents the decrease in cellular licence due to the disposition of
             Florence...............................................................    (11,347)
                                                                                      ---------
                                                                                      $  46,911
                                                                                      ---------
                                                                                      ---------
(v)        CELLULAR LICENSES HELD FOR SALE, NET
           Represents the decrease in Cellular licenses held for sale due to the disposition of MI-2....................................................  $  (8,179)
(w)        OTHER ASSETS
           Represents the elimination of other assets not acquired in the Orange
             County Exchange........................................................  $     (12)
           Represents the decrease in other assets due to the disposition of MI-2...         (4)
                                                                                      ---------
                                                                                      $     (16)
                                                                                      ---------
                                                                                      ---------
(x)        DEFERRED FINANCING COSTS
           Capitalization of estimated costs and expenses of the offering of the
             Notes which will be amortized over the life of the Notes...............  $   6,000
(y)        ACCOUNTS PAYABLE AND ACCRUED EXPENSES
           Represents the decrease in accounts payable and accrued expenses due to
             the disposition of MI-2................................................  $    (176)
           Represents the elimination of accounts payable and accrued expenses not acquired in connection with the following:
               WI-4.................................................................        (45)
               Orange County Exchange...............................................       (359)
                                                                                      ---------
                                                                                      $    (580)
                                                                                      ---------
                                                                                      ---------
(z)        LONG-TERM DEBT--CURRENT PORTION
           Represents the decrease in long-term debt--current portion due to the
             disposition of MI-2....................................................  $    (389)

                     NOTES TO UNAUDITED PRO FORMA CONDENSED

                           CONSOLIDATED BALANCE SHEET

                                 (IN THOUSANDS)

                                                                                        1996
                                                                                      ---------
(aa)       OTHER CURRENT LIABILITIES
           Represents the current unearned portion of the covenant not to compete
             received in connection with the disposition of Florence................  $   1,000
           Represents the decrease in other current liabilities not being acquired
             in connection with the Orange County Exchange..........................        (62)
                                                                                      ---------
                                                                                      $     938
                                                                                      ---------
                                                                                      ---------
(bb)       LONG-TERM DEBT
           Represents the increase in long-term debt due to the issuance of the
             10 3/4% Senior Notes due 2004..........................................  $ 170,000
           Represents decrease in long-term debt due to the repayment of the
             Poughkeepsie Note......................................................    (19,429)
           Represents the decrease in long-term debt due to the disposition of
             MI-2...................................................................     (1,848)
                                                                                      ---------
                                                                                      $ 148,723
                                                                                      ---------
                                                                                      ---------
(cc)       OTHER LONG-TERM LIABILITIES
           Represents the elimination of affiliated payables not being acquired in the following acquisitions:
               WI-4.................................................................  $  (5,134)
               Kentucky.............................................................    (14,317)
               Orange County........................................................    (33,667)
           Represents the long-term unearned portion of the two year covenant not to
             compete received in connection with the disposition of Florence........      1,000
           Represents the decrease in other long-term liabilities due to the disposition of the following:
               Florence.............................................................        (25)
               MI-2.................................................................         (9)
           Represents the decrease in other long-term liabilities of previously
             owned entities disposed of in the Orange County Exchange...............        (68)
                                                                                      ---------
                                                                                      $ (52,220)
                                                                                      ---------
                                                                                      ---------
(dd)       STOCKHOLDER'S EQUITY
           Contribution of Parent's Class A Common Stock to be used as partial consideration in connection with the Kentucky Cluster Acquisition......  $  22,500
           Represents the elimination of net equity in connection with the following acquisitions:
               Kentucky Cluster.....................................................    (48,715)
               WI-4.................................................................      2,092
               Orange County........................................................     24,397
           Gain on disposition of Florence..........................................      8,025
                                                                                      ---------
                                                                                      $   8,299
                                                                                      ---------
                                                                                      ---------

                        PRICELLULAR WIRELESS CORPORATION

       SUPPLEMENTAL UNAUDITED CONDENSED COMBINED STATEMENT OF OPERATIONS

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996
                            FOR RECENT TRANSACTIONS
                                 (IN THOUSANDS)

                                                                                  HISTORICAL
                                                           ---------------------------------------------------------
                                                                              RECENT TRANSACTIONS
                                                           ---------------------------------------------------------
                                                                                                              (1)        TOTAL
                                                                                                            ORANGE       RECENT
                                                             PA-9       NY-6     POUGHKEEPSIE     WV-3      COUNTY    TRANSACTIONS
                                                           ---------  ---------  -------------  ---------  ---------  ------------
Revenues.................................................  $     206  $   1,228    $   2,062    $   2,886  $   8,299   $   14,681
Costs and expenses:
  Cost of cellular service...............................         70        371          404          321        927        2,093
  Cost of equipment sold.................................         15         92          181          197        301          786
  Selling, general and administrative....................         62        449          795        1,344      3,986        6,636
  Depreciation and amortization..........................         28        213          158          735        743        1,877
                                                           ---------  ---------       ------    ---------  ---------  ------------
                                                                 175      1,125        1,538        2,597      5,957       11,392
                                                           ---------  ---------       ------    ---------  ---------  ------------
Operating income (loss)..................................         31        103          524          289      2,342        3,289

Other income (expense)
  Interest expense, net..................................                    (6)        (448)        (979)    (2,772)      (4,205)
  Other income (expense).................................                     5         (148)                   (217)        (360)
                                                           ---------  ---------       ------    ---------  ---------  ------------
Total other income (expense).............................          0         (1)        (596)        (979)    (2,989)      (4,565)
                                                           ---------  ---------       ------    ---------  ---------  ------------
Net income (loss)........................................  $      31  $     102    $     (72)   $    (690) $    (647)  $   (1,276)
                                                           ---------  ---------       ------    ---------  ---------  ------------
                                                           ---------  ---------       ------    ---------  ---------  ------------

------------------------

(1) Pending as of September 30, 1996

                        PRICELLULAR WIRELESS CORPORATION

       SUPPLEMENTAL UNAUDITED CONDENSED COMBINED STATEMENT OF OPERATIONS

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996
                            FOR PENDING TRANSACTIONS
                                 (IN THOUSANDS)

                                                                                       HISTORICAL
                                                                                 ----------------------
                                                                                        PENDING
                                                                                      TRANSACTIONS
                                                                                 ----------------------     TOTAL
                                                                                  KENTUCKY                 PENDING
                                                                                   CLUSTER      WI-4     TRANSACTIONS
                                                                                 -----------  ---------  ------------
Revenues.......................................................................   $  16,663   $   1,231   $   17,894
Costs and expenses:
  Cost of cellular service.....................................................       4,215         800        5,015
  Cost of equipment sold.......................................................       1,027         216        1,243
  Selling, general and administrative..........................................       4,249         435        4,684
  Depreciation and amortization................................................       4,021         271        4,292
                                                                                 -----------  ---------  ------------
                                                                                     13,512       1,722       15,234
                                                                                 -----------  ---------  ------------
Operating income (loss)........................................................       3,151        (491)       2,660

Other income (expense)
  Interest expense, net........................................................      (1,041)       (181)      (1,222)
                                                                                 -----------  ---------  ------------
Total other income (expense)...................................................      (1,041)       (181)      (1,222)
                                                                                 -----------  ---------  ------------
Net income (loss)..............................................................   $   2,110   $    (672)  $    1,438
                                                                                 -----------  ---------  ------------
                                                                                 -----------  ---------  ------------

                        PRICELLULAR WIRELESS CORPORATION

       SUPPLEMENTAL UNAUDITED CONDENSED COMBINED STATEMENT OF OPERATIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1995
                            FOR RECENT TRANSACTIONS
                                 (IN THOUSANDS)

                                                                  HISTORICAL
                      --------------------------------------------------------------------------------------------------
                                                             RECENT TRANSACTIONS
                      --------------------------------------------------------------------------------------------------
                                                  MN-2A, MN-3B,
                                                 MN-5 AND ALTON
                                                  GRANITE CITY,
                         MI-1        WAUSAU            IL            OH-7       WV-2       NY-5       PA-9       NY-6
                         -----     -----------  -----------------  ---------  ---------  ---------  ---------  ---------
Revenues............   $     558    $     612       $   1,224      $   3,126  $     688  $   9,926  $   1,789  $   3,786
Costs and expenses:
  Cost of cellular
    service.........          96          153             290            363        239      1,808        339        663
  Cost of equipment
    sold............         111           66               0            239          4        440        231        258
  Selling, general
    and
   administrative...         132          150             776          1,294        325      4,140        847      1,324
  Depreciation and
    amortization....         129          105             690            282        145      1,572        296        444
                           -----        -----         -------      ---------  ---------  ---------  ---------  ---------
                             468          474           1,756          2,178        713      7,960      1,713      2,689
                           -----        -----         -------      ---------  ---------  ---------  ---------  ---------
Operating income
  (loss)............          90          138            (532)           948        (25)     1,966         76      1,097

Other income
  (expense)
  Interest income
    (expense),
    net.............                                     (496)          (326)      (156)       154       (305)       (38)
  Other income
    (expense).......                                                       6          4         11          6        (17)
  Gain (loss) on
    sale of
    investment in
    cellular
    operations
                           -----        -----         -------      ---------  ---------  ---------  ---------  ---------
Total other income
  (expense).........           0            0            (496)          (320)      (152)       165       (299)       (55)
                           -----        -----         -------      ---------  ---------  ---------  ---------  ---------
Net income (loss)...   $      90    $     138       $  (1,028)     $     628  $    (177) $   2,131  $    (223) $   1,042
                           -----        -----         -------      ---------  ---------  ---------  ---------  ---------
                           -----        -----         -------      ---------  ---------  ---------  ---------  ---------


                                                                     TOTAL
                                                      (1)           RECENT
                      POUGHKEEPSIE     WV-3      ORANGE COUNTY   TRANSACTIONS
                      -------------  ---------  ---------------  -------------
Revenues............    $   5,189    $   4,237     $   9,145       $  40,280
Costs and expenses:
  Cost of cellular
    service.........        2,190          599         1,310           8,050
  Cost of equipment
    sold............          462          514           572           2,897
  Selling, general
    and
   administrative...        2,388        2,069         4,314          17,759
  Depreciation and
    amortization....          471        1,172         1,233           6,539
                      -------------  ---------       -------     -------------
                            5,511        4,354         7,429          35,245
                      -------------  ---------       -------     -------------
Operating income
  (loss)............         (322)        (117)        1,716           5,035
Other income
  (expense)
  Interest income
    (expense),
    net.............       (1,272)      (1,598)       (3,518)         (7,555)
  Other income
    (expense).......           13                                         23
  Gain (loss) on
    sale of
    investment in
    cellular
    operations                                          (555)           (555)
                      -------------  ---------       -------     -------------
Total other income
  (expense).........       (1,259)      (1,598)       (4,073)         (8,087)
                      -------------  ---------       -------     -------------
Net income (loss)...    $  (1,581)   $  (1,715)    $  (2,357)      $  (3,052)
                      -------------  ---------       -------     -------------
                      -------------  ---------       -------     -------------

------------------------------

(1) Pending as of September 30, 1996

                        PRICELLULAR WIRELESS CORPORATION

       SUPPLEMENTAL UNAUDITED CONDENSED COMBINED STATEMENT OF OPERATIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1995
                            FOR PENDING TRANSACTIONS
                                 (IN THOUSANDS)

                                                                                       HISTORICAL
                                                                                 ----------------------
                                                                                        PENDING
                                                                                      TRANSACTIONS
                                                                                 ----------------------     TOTAL
                                                                                  KENTUCKY                 PENDING
                                                                                   CLUSTER      WI-4     TRANSACTIONS
                                                                                 -----------  ---------  ------------
Revenues.......................................................................   $  14,381   $   1,286   $   15,667
Costs and expenses:
  Cost of cellular service.....................................................       1,904         876        2,780
  Cost of equipment sold.......................................................       1,377          94        1,471
  Selling, general and administrative..........................................       4,779         278        5,057
  Depreciation and amortization................................................       4,983         356        5,339
                                                                                 -----------  ---------  ------------
                                                                                     13,043       1,604       14,647
                                                                                 -----------  ---------  ------------
Operating income (loss)........................................................       1,338        (318)       1,020

Other income (expense)
  Interest expense, net........................................................      (1,596)       (299)      (1,895)
                                                                                 -----------  ---------  ------------
Total other income (expense)...................................................      (1,596)       (299)      (1,895)
                                                                                 -----------  ---------  ------------
Net income (loss)..............................................................   $    (258)  $    (617)  $     (875)
                                                                                 -----------  ---------  ------------
                                                                                 -----------  ---------  ------------

                            SELECTED FINANCIAL DATA
                         (In thousands, except ratios)

    The Company acquired all of its existing Systems in a series of acquisitions between April 1994 and November 1996. Accordingly, the following historical financial data is not necessarily indicative of future results of operations. The selected financial data set forth below for the Company for the nine months ended September 30, 1996 and 1995 have been prepared on the same basis as the audited consolidated financial statements and contain all adjustments, consisting of normal recurring adjustments that the Company considers necessary for a fair presentation of the financial position and results of operations for the periods presented. The selected financial data set forth below for the Company for the years ended December 31, 1995, 1994 and 1993 and as of December 31, 1995 and 1994 is derived from, and qualified by reference to, the audited consolidated financial statements included elsewhere herein. The selected financial data set forth below for the Company as of and for the years ended December 31, 1992 and 1991, and as of December 31, 1993 is derived from audited consolidated financial statements not included elsewhere herein. The selected financial data set forth below should be read in conjunction with the "Unaudited Pro Forma Condensed Consolidated Financial Statements", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements of the Company included elsewhere herein.

                                                          NINE MONTHS
                                                             ENDED
                                                         SEPTEMBER 30,                      YEARS ENDED DECEMBER 31,
                                                    ------------------------  -----------------------------------------------------
                                                        1996         1995       1995       1994       1993       1992       1991
                                                    -------------  ---------  ---------  ---------  ---------  ---------  ---------
STATEMENT OF OPERATIONS DATA:
  Revenues........................................    $  80,978    $  25,187  $  41,504  $   5,209  $   3,809  $   4,859  $   2,274
  Cost of cellular service........................       20,999        6,353     10,694      1,892        835      1,265        742
  Cost of equipment sold..........................        6,822        2,825      4,951        814        255        411        317
                                                    -------------  ---------  ---------  ---------  ---------  ---------  ---------
  Gross margin....................................       53,157       16,009     25,859      2,503      2,719      3,183      1,215
  General and administrative......................       12,067        5,126      8,754      4,640      1,280      3,272      1,744
  Sales and marketing.............................       11,568        4,002      7,465      1,151        379        517        545
  Depreciation and amortization...................       15,295        6,443     10,279      2,720      1,695      3,089      3,157
                                                    -------------  ---------  ---------  ---------  ---------  ---------  ---------
  Operating profit (loss).........................       14,227          438       (639)    (6,008)      (635)    (3,695)    (4,231)
  Net gain on sale of investments in cellular
    operations....................................          177       11,598     11,598      6,819     11,986      2,557
  Interest expense, net...........................      (28,623)     (10,750)   (18,573)    (1,949)      (271)      (572)       (97)
  Other income (expense), net.....................        1,062          270        520        (97)      (439)      (855)      (586)
                                                    -------------  ---------  ---------  ---------  ---------  ---------  ---------
  Income (loss) before provision for income taxes
    and extraordinary item........................      (13,157)       1,556     (7,094)    (1,235)    10,641     (2,565)    (4,914)
  Provision for income taxes......................                                                       (172)
  Gain on early extinguishment of debt, net of
    tax...........................................                                                        147
                                                    -------------  ---------  ---------  ---------  ---------  ---------  ---------
  Net income (loss)...............................    $ (13,157)   $   1,556  $  (7,094) $  (1,235) $  10,616  $  (2,565) $  (4,914)
                                                    -------------  ---------  ---------  ---------  ---------  ---------  ---------
                                                    -------------  ---------  ---------  ---------  ---------  ---------  ---------
  Ratio of earnings to fixed charges(1)...........                       1.1                             22.7
                                                    -------------  ---------  ---------  ---------  ---------  ---------  ---------
                                                    -------------  ---------  ---------  ---------  ---------  ---------  ---------


                                                        AS OF                                  AS OF DECEMBER 31,
                                                    SEPTEMBER 30,             -----------------------------------------------------
                                                        1996                    1995       1994       1993       1992       1991
                                                    -------------             ---------  ---------  ---------  ---------  ---------
BALANCE SHEET DATA:
  Working capital (deficit).......................    $  19,066               $  16,431  $  20,615  $    (139) $   3,277  $   3,311
  Net fixed assets................................       61,047                  52,041     26,144        389      1,700      1,556
  Total assets....................................      547,738                 443,119    209,779      6,755     19,719     20,698
  Long-term debt..................................      324,793                 298,650    113,683      4,000      6,410      6,793
  Total liabilities...............................      358,631                 322,206    137,436      4,680     10,144      8,558
  Stockholders' equity............................      189,107                 120,913     72,363      2,075      9,575     12,140

------------------------

(1) The ratio of earnings to fixed charges is determined by dividing the sum of earnings before extraordinary items and accounting changes, interest expense, taxes and a portion of rent expense representative of interest by the sum of interest expense and a portion of rent expense representative of interest. The ratio of earnings to fixed charges is not meaningful for periods that result in a deficit. For the nine months ended September 30, 1996 and the years ended December 31, 1995, 1994, 1992 and 1991 the deficit of earnings to fixed charges was $13,157, $7,094, $1,235, $2,565, and $4,914, respectively.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

GENERAL

    Due to the synergies associated with operating contiguous markets ("clusters") the development of the cellular industry has been marked by a high volume of acquisitions, divestitures and exchanges of Systems among cellular system operators. Consistent with this experience and as a result of its effort to acquire such clusters, as of December 31, 1994, the Company no longer owned any of the Systems reflected in its historical results of operations for the years ended December 31, 1993, 1992 or 1991. As a result, the historical financial data of the Company discussed below is not comparable nor is it indicative of future results of operations.

    Cellular systems typically experience losses and negative cash flow in their initial years of operation. Although the Company generated net income and positive cash flow for the year ended December 31, 1993 (primarily as a result of the sale of the Company's cellular systems), as noted above, the Company no longer owns the Systems reflected in such results of operations. For the nine months ended September 30, 1996 and 1995 and the years ended December 31, 1995 and 1994, the Company incurred net losses (except for the nine months ended September 30, 1995 as a result of the gain on sale during January, 1995). The Company expects to continue to incur net losses for several years.

HISTORICAL RESULTS OF OPERATIONS

    NINE MONTHS ENDED SEPTEMBER 30, 1996 COMPARED WITH NINE MONTHS ENDED
     SEPTEMBER 30, 1995

    Revenues for the nine months ended September 30, 1996 increased to $80,978,000 (consisting of cellular service revenues of $75,560,000, equipment sales revenues of $2,440,000 and other revenues of $2,978,000) from $25,187,000 (consisting of cellular service revenues of $23,696,000, equipment sales revenues of $999,000 and other revenue of $492,000).

    Total operating expenses for the nine months ended September 30, 1996 increased to $66,751,000 (consisting of cost of cellular service of $20,999,000, cost of equipment sold of $6,822,000, general and administrative expenses of $12,067,000, sales and marketing expenses of $11,568,000 and depreciation and amortization of $15,295,000) from $24,749,000 (consisting of cellular service of $6,353,000, cost of equipment sold of $2,825,000, general and administrative expenses of $5,126,000, sales and marketing expenses of $4,002,000 and depreciation and amortization of $6,443,000).

    The principal factors contributing to the increases in revenues, operating expenses and operating income were the Company's acquisition of operating systems and the growth from existing system operations.

    Other income (expense) for the nine month period ended September 30, 1996 includes the sale of the Company's AL-4 RSA as well as the sale of an investment in minority Pops, which transactions resulted in a net gain of $177,000. For the comparable period in 1995, other income (expense) includes the gain on sale of the Company's investment in cellular operations of the non-wireline system serving the Abilene, TX MSA.

    Interest expense, net, increased to $28,623,000 from $10,750,000 due primarily to the Company's issuance of $205,000,000 face amount of 12 1/4% Senior Subordinated Discount Notes, the Junior Subordinated Discount Note to Parent in September 1995 and the issuance of the Poughkeepsie Note on April 23, 1996. The Company expects interest expense to increase in the future as a result of the issuance of the Notes offered hereby.

    Other income for the nine month period ended September 30, 1996 consists of $750,000 resulting from the Company's agreement not to compete with Western Wireless within the Lubbock, TX MSA and $312,000 resulting from the Company's two year agreement not to compete connected with the sale of the

AL-4 RSA on July 1, 1996. The comparable prior year period includes $250,000 for the not to compete agreement with Western Wireless.

    YEAR ENDED DECEMBER 31, 1995 COMPARED TO THE YEAR ENDED DECEMBER 31, 1994

    Operating revenues of $5,209,000 (consisting of cellular service revenues of $4,825,000 and equipment sales of $384,000) for the year ended December 31, 1994 represented the operations of the markets acquired in 1994 from their respective dates of acquisition on April 28, 1994 and November 23, 1994, whereas operating revenues of $41,504,000 (consisting of cellular service revenues of $38,757,000 equipment sales of $1,717,000 and other revenues of $1,030,000) for the year ended December 31, 1995 represented operations of the markets acquired in 1994 for a full year, as well as operations of the markets acquired during 1995 from their respective dates of acquisition in March, July, September, November and December 1995. In addition, other revenues in 1995 consist of management fee income of $755,000 related to the Company's interim management of the AL-4 RSA property prior to the consummation of the Company's acquisition of such property on November 7, 1995 and $275,000 of net income from the Southwestern Bell Joint Venture for the month of December 1995.

    Total costs and expenses incurred for the year ended December 31, 1995 of $42,143,000 increased from $11,217,000. This increase was due to 1995 including a full year of costs and expenses related to the properties acquired during 1994 whereas in 1994, costs and expenses related to such properties were only included from the dates of acquisition. In addition, total costs and expenses in 1995 included amounts related to the markets acquired during 1995 for which there are no comparable amounts in 1994. Cost of cellular service increased to $10,694,000 in 1995 from $1,892,000 in 1994 due to the larger number of acquired markets in operation incurring system telephone expenses and rental expenses on leased facilities. Cost of equipment sold increased to $4,951,000 in 1995 from $814,000 in 1994 due to an increased number of phones being sold in 1995. General and administrative expenses increased to $8,754,000 in 1995 from $4,640,000 in 1994 due primarily to costs associated with operating new markets and opening numerous administrative and retail offices in 1995. Sales and marketing expenses increased in 1995 to $7,465,000 from $1,151,000 in 1994 due to aggressive marketing kickoff campaigns for certain newly acquired markets. Depreciation and amortization increased to $10,279,000 in 1995 from $2,720,000 in 1994 due to the larger amount of equipment and intangible assets that were owned in 1995.

    Gain on sale of investments in cellular operations in 1995 and 1994 of $11,598,000 and $6,819,000, respectively, were due to the disposition of the Company's interest in the non-wireline system serving the Abilene, TX MSA and the sale of the Company's remaining interest in the Wichita Falls System, respectively.

    Interest expense of $21,569,000 in 1995 increased from $2,245,000 in 1994 due primarily to the increase in the average amount of indebtedness outstanding during the year ended December 31, 1995. Interest expense in 1995 includes a full year of interest expense on the 14% Senior Subordinated Discount Notes issued in November 1994, as compared to approximately five weeks of interest expense in 1994. In addition, interest expense in 1995 also includes interest expense related to the 12 1/4% Senior Subordinated Discount Notes issued in September 1995 and the 8% Junior Subordinated Discount Note issued to Parent in 1995, for which there are no comparable amounts in 1994.

    YEAR ENDED DECEMBER 31, 1994 COMPARED TO THE YEAR ENDED DECEMBER 31, 1993

    During the third quarter of 1993, the Company (i) sold a 49.5% interest in the Wichita Falls System, (ii) sold the FCC licenses for the Texas-6 RSA (the "Texas-6 License") and the South Dakota-7 RSA (the "South Dakota-7 License") and
(iii) exchanged the FCC license for the Louisiana-8 RSA (the "Louisiana-8 License") for the Abilene System. Accordingly, operating revenues of $3,809,000 (consisting of cellular service revenues of $3,702,000 and equipment sales of $107,000) for the year ended December 31, 1993 were attributable to the disposed four operating properties mentioned above, whereas operating revenues of $5,209,000 (consisting of cellular service revenues of $4,825,000 and equipment sales of $384,000) for the year ended December 31, 1994 represented the operations of the newly acquired markets since their respective dates of acquisition on April 28, 1994 and November 23, 1994.

    Total costs and expenses incurred in the year ended December 31, 1994 of $11,217,000 increased from $4,444,000. The majority of the 1994 total costs and expenses related to the newly acquired Systems while the total costs and expenses in 1993 related to the Systems sold as mentioned above. Costs of cellular service increased to $1,892,000 in 1994 from $835,000 in 1993 due to the larger number of newly acquired markets in operation incurring system telephone expenses and rental expenses on leased facilities. Cost of equipment sold increased to $814,000 in 1994 from $255,000 in 1993 due to an increased number of phones being sold in 1994. General and administrative expenses increased to $4,640,000 from $1,280,000 primarily due to costs associated with operating new markets and opening numerous administrative and retail offices in 1994. Sales and marketing expenses increased in 1994 to $1,151,000 from $379,000 in 1993 due to aggressive marketing kickoff campaigns for certain newly acquired Systems. Depreciation and amortization increased to $2,720,000 in 1994 from $1,695,000 in 1993 due to the larger amount of equipment and intangibles that were owned in 1994.

    Gain on sale of investments in cellular operations of $6,819,000 in 1994 related to the sale of the Company's remaining interest in the Wichita Falls System as compared to the $11,986,000 gain on the sale of the Company's 49.5% interest in the Wichita Falls System, the Texas-6 License, the South Dakota-7 License and the Company's minority interests in 1993.

    Interest expense of $2,245,000 in 1994, increased from $458,000 in 1993 due to the increase in the average amount of indebtedness outstanding (resulting primarily from the Senior Subordinated Discount Notes issued in 1994) during the year ended December 31, 1994.

    A provision for income taxes in 1994 was not required as the Company incurred a net taxable loss. The 1993 tax expense was due to alternative minimum tax incurred due to the Company utilizing a portion of its net operating loss carryforwards.

LIQUIDITY AND CAPITAL RESOURCES

    The cellular telephone business requires substantial capital to acquire, construct and expand cellular telephone systems and to fund operations. The Company historically has financed its acquisitions and other capital needs through proceeds received from the issuance of debt securities, the sale of equity interests, borrowings, vendor credit facilities and, more recently, operating cash flow. As of September 30, 1996, the Company had $25,234,000 of cash and cash equivalents and $19,066,000 of working capital.

    During February 1996, the Company acquired substantially all of the assets of the system serving the PA-9 RSA (which represents 188,000 Pops) for $139 per Pop, or $26,100,000 in cash. The PA-9 RSA abuts the Company's WV-2 RSA and McCaw/AT&T Wireless' Pittsburgh, PA MSA. The payment was made by Parent, which simultaneously contributed the System to the Company.

    During April 1996, the Company consummated the acquisition of the NY-6 RSA consisting of approximately 111,000 Pops for approximately $19,800,000. Additionally, the Company acquired 83% of the Poughkeepsie, NY MSA which has approximately 263,000 Pops for approximately $38,900,000, with one-half paid in cash and the balance in the Poughkeepsie Note.

    On July 1, 1996, the Company consummated the sale of its stand-alone AL-4 RSA for approximately $27,500,000 in cash, or $200 per Pop.

    During July of 1996, the Company consummated the acquisition of the non-wireline cellular system serving the WV-3 RSA for approximately $34,700,000 in cash. The WV-3 RSA has approximately 269,000 Pops and abuts the Company's PA-9 RSA and WV-2 RSA.

    During October of 1996, the Company consummated an agreement with Vanguard Cellular Systems, Inc., in which it exchanged certain of its Systems for, among other things, the Orange County, NY MSA and an additional 11.1% of the Company's majority-owned Poughkeepsie, NY MSA. Pursuant to the agreement, the Company exchanged an aggregate of 548,016 Net Pops consisting of its OH-9 RSA, a portion of its OH-10 RSA (excluding Perry and Hocking counties) and the Parkersburg, WV/Marietta, OH MSA for the Orange County, NY MSA (324,323 Pops), 11.1% of the Poughkeepsie, NY MSA (262,663 Pops), 12.2% of the Janesville, WI MSA (18,013 Net
Pops) and approximately 23,571 additional Net Pops, including small interests in the Eau Claire, WI and Wausau, WI MSAs (in each of which the Company currently has a majority interest). The Orange County, NY MSA abuts the Company's NY-5 RSA to the north, the Company's Poughkeepsie, NY MSA to the east and the New York City MSA of McCaw/AT&T Wireless to the south and east (bordering Westchester, Putnam and Rockland counties).

    On September 4, 1996, the Company entered into an agreement with a subsidiary of BellSouth Corporation pursuant to which it will exchange, subject to certain conditions including FCC approval, its stand-alone wireline Systems in Alabama for both the WI-4 RSA and approximately $18,000,000 in cash ($2.0 million of which is attributable to a two year covenant not to compete). The Systems to be exchanged are the Company's 136,816 Pop Florence, AL MSA and its 62,035 Pop AL-1B RSA. The WI-4 RSA abuts the Company's MI-1 RSA to the northeast, its WI-3 RSA to the northwest and its Wausau, WI MSA to the west.

    On November 18, 1996, the Company consummated an agreement with Wisconsin II Venture in which it acquired the WI-2 RSA for approximately $4,300,000 in cash ($51 per Pop). The system is contiguous to the Company's Eau Claire MSA, WI-1 and WI-3 RSA's and its MI-1 RSA.

    On September 30, 1996, Parent contributed $21,659,000 of capital in the form of forgiving a junior subordinated note of equal principal amount.

    During October 1996, the Company and Parent entered into an agreement, subject to certain conditions including FCC approval, with a subsidiary of Horizon Cellular Telephone Company, L.P. to purchase four RSAs in Kentucky consisting of approximately 775,000 Net Pops for $116,500,000 (subject to adjustment) consisting of $94,000,000 in cash and $22,500,000 in the Parent's Class A Common Stock. Parent has agreed to contribute to the Company $22.5 million in Parent's Class A Common Stock. This will establish the Company's fourth operating cluster within two years of its initial public offering. The acquisition will be financed by a portion of the approximately $164,000,000 received by the Company in the offering of the Old Notes.

    In connection with the disposition of the MI-2 RSA, the Company received gross proceeds of approximately $6,500,000.

    There can be no assurance that the Company will be successful in consummating the above-mentioned Pending Transactions.

    The Company has expanded its marketing efforts significantly over prior periods, including but not limited to, the increased use of funds for advertising, cellular telephone inventory purchases and other expenditures relating to subscriber growth. The Company has plans for future growth through acquisition which may require additional financing. Although the Company has historically been able to obtain such financing, there can be no assurances that such financing will continue to be available.

                               THE EXCHANGE OFFER

TERMS OF THE EXCHANGE OFFER; PERIOD FOR TENDERING OLD NOTES

    Upon the terms and subject to the conditions set forth in this Prospectus and in the accompanying Letter of Transmittal (which together constitute the Exchange Offer), the Company will accept for exchange Old Notes which are properly tendered on or prior to the Expiration Date and not withdrawn as permitted below. As used herein, the term "Expiration Date" means 5:00 p.m., New York City time, on January 24, 1997; provided, however, that if the Company, in its sole discretion, has extended the period of time for which the Exchange Offer is open, the term "Expiration Date" means the latest time and date to which the Exchange Offer is extended.

    As of the date of this Prospectus, $170,000,000 aggregate principal amount of the Old Notes was outstanding. This Prospectus, together with the Letter of Transmittal, is first being sent on or about the date set forth on the cover page to all Holders of Old Notes at the addresses set forth in the security register with respect to Old Notes maintained by the Trustee. The Company's obligations to accept Old Notes for exchange pursuant to the Exchange Offer is subject to certain conditions as set forth under "Certain Conditions to the Exchange Offer" below.

    The Company expressly reserves the right, at any time or from time to time, to extend the period of time during which the Exchange Offer is open, and thereby delay acceptance of any Old Notes, by giving oral or written notice of such extension to the Exchange Agent and notice of such extension to the Holders as described below. During any such extension, all Old Notes previously tendered will remain subject to the Exchange Offer and may be accepted for exchange by the Company. Any Old Notes not accepted for exchange for any reason will be returned without expense to the tendering Holder thereof as promptly as practicable after the expiration or termination of the Exchange Offer.

    The Company expressly reserves the right to amend or terminate the Exchange Offer, and not to accept for exchange any Old Notes not theretofore accepted for exchange, upon the occurrence of any of the conditions of the Exchange Offer specified below under "Certain Conditions to the Exchange Offer." The Company will give oral or written notice of any extension, amendment, non-acceptance or termination to the Holders of the Old Notes as promptly as practicable, such notice in the case of any extension to be issued by means of a press release or other public announcement no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

    Holders of Old Notes do not have any appraisal or dissenters' rights under the General Corporation Law of the State of Delaware or the Indenture in connection with the Exchange Offer. The Company intends to conduct the Exchange Offer in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the SEC thereunder.

PROCEDURES FOR TENDERING OLD NOTES

    The tender to the Company of Old Notes by a Holder thereof as set forth below and the acceptance thereof by the Company will constitute a binding agreement between the tendering Holder and the Company upon the terms and subject to the conditions set forth in this Prospectus and in the accompanying Letter of Transmittal. Except as set forth below, a Holder who wishes to tender Old Notes for exchange pursuant to the Exchange Offer must transmit a properly completed and duly executed Letter of Transmittal, including all other documents required by such Letter of Transmittal, to The Bank of Montreal Trust Company (the "Exchange Agent") at one of the addresses set forth below under "Exchange Agent" on or prior to the Expiration Date. In addition, (i) certificates for such Old Notes must be received by the Exchange Agent along with the Letter of Transmittal, (ii) a timely confirmation of a book-entry transfer (a "Book-Entry Confirmation") of such Old Notes, if such procedure is available, into the Exchange Agent's account at The Depository Trust Company (The "Book-Entry Transfer Facility") pursuant to the procedure for book-entry transfer described below, must be received by the Exchange

Agent prior to the Expiration Date or (iii) the Holder must comply with the guaranteed delivery procedures described below. THE METHOD OF DELIVERY OF OLD NOTES, LETTERS OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT THE ELECTION AND RISK OF THE HOLDERS. IF SUCH DELIVERY IS BY MAIL, IT IS RECOMMENDED THAT REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED, BE USED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY, NO LETTERS OF TRANSMITTAL OR OLD NOTES SHOULD BE SENT TO THE COMPANY.

    Signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, must be guaranteed unless the Old Notes surrendered for exchange pursuant thereto are tendered (i) by a registered Holder of the Old Notes who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the Letter of Transmittal or (ii) for the account of an Eligible Institution (as defined below). In the event that signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, such guarantees must be by a firm which is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc. or by a commercial bank or trust company having an office or correspondent in the United States (collectively, "Eligible Institutions"). If Old Notes are registered in the name of a person other than the person signing the Letter of Transmittal, the Old Notes surrendered for exchange must be endorsed by, or be accompanied by a written instrument or instruments of transfer or exchange, in satisfactory form as determined by the Company in its sole discretion, duly executed by the registered Holder with the signature thereon guaranteed by an Eligible Institution.

    All questions as to the validity, form, eligibility (including time of receipt) and acceptance of Old Notes tendered for exchange will be determined by the Company in its sole discretion, which determination shall be final and binding. The Company reserves the absolute right to reject any and all tenders of any particular Old Notes not properly tendered or to not accept any particular Old Notes which acceptance might, in the judgment of the Company or its counsel, be unlawful. The Company also reserves the absolute right in its sole discretion to waive any defects or irregularities or conditions of the Exchange Offer as to any particular Old Notes either before or after the Expiration Date (including the right to waive the ineligibility of any Holder who seeks to tender Old Notes in the Exchange Offer). The interpretation of the terms and conditions of the Exchange Offer as to any particular Old Notes either before or after the Expiration Date (including the Letter of Transmittal and the instructions thereto) by the Company shall be final and binding on all parties. Unless waived, any defects or irregularities in connection with the tenders of Old Notes for exchange must be cured within such reasonable period of time as the Company shall determine. Neither the Company, the Exchange Agent nor any other person shall be under any duty to give notification of any defect or irregularity with respect to any tender of Old Notes for exchange, nor shall any of them incur any liability for failure to give such notification.

    If the Letter of Transmittal is signed by a person or persons other than the registered Holder or Holders of Old Notes, such Old Notes must be endorsed or accompanied by appropriate powers of attorney, in either case signed exactly as the name or names of the registered Holder or Holders that appear on the Old Notes.

    If the Letter of Transmittal or any Old Notes or powers of attorney are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers or corporations or others acting in a fiduciary or representative capacity, such person should so indicate when signing and, unless waived by the Company, proper evidence satisfactory to the Company of its authority to so act must be submitted.

    By tendering, each Holder will represent to the Company that, among other things, (i) the New Notes acquired pursuant to the Exchange Offer are being acquired in the ordinary course of business of the person receiving such New Notes, whether or not such person is the Holder, (ii) neither the Holder nor any such other person has an arrangement or understanding with any person to participate in the distribution of such New Notes, (iii) if the Holder is not a broker-dealer, or is a broker-dealer but will not receive New Notes for its own account in exchange for Old Notes, neither the Holder not any such other person is engaged in or intends to participate in the distribution of such New Notes and (iv) neither the Holder nor any such other person is an "affiliate," as defined under Rule 405 of the Securities Act, of the Company. If the tendering Holder is a broker-dealer that will receive New Notes for its owns account in exchange for Old Notes that were acquired as a result of market-making activities or other trading activities, it will be required to acknowledge that it will deliver a prospectus in connection with any resale of such New Notes.

ACCEPTANCE OF OLD NOTES FOR EXCHANGE; DELIVERY OF NEW NOTES

    Upon satisfaction or waiver of all of the conditions to the Exchange Offer, the Company will accept, promptly after the Expiration Date, all Old Notes properly tendered and will issue the New Notes promptly after acceptance of the Old Notes. See "Certain Conditions to the Exchange Offer" below. For purposes of the Exchange Offer, the Company shall be deemed to have accepted properly tendered Old Notes for exchange when, as and if the Company has given oral or written notice thereof to the Exchange Agent.

    In all cases, issuance of New Notes for Old Notes that are accepted for exchange pursuant to the Exchange Offer will be made only after timely receipt by the Exchange Agent of certificates for such Old Notes or a timely Book-Entry Confirmation of such Old Notes into the Exchange Agent's account at the Book-Entry Transfer Facility pursuant to the book-entry transfer procedures described below, a properly completed and duly executed Letter of Transmittal and all other required documents. If any tendered Old Notes are not accepted for any reason set forth in the terms and conditions of the Exchange Offer or if certificates representing Old Notes are submitted for a greater principal amount than the Holder desires to exchange, such unaccepted or non-exchanged Old Notes will be returned without expense to the tendering Holder thereof (or, in the case of Old Notes tendered by book-entry transfer into the Exchange Agent's account at the Book-Entry Transfer Facility pursuant to the book-entry transfer procedures described below, such non-exchanged Old Notes will be credited to an account maintained with such Book-Entry Transfer Facility) as promptly as practicable after the expiration or termination of the Exchange Offer.

INTEREST ON THE NEW NOTES

    The New Notes will bear interest from November 6, 1996, payable semiannually on May 1 and November 1, of each year commencing on May 1, 1997, at the rate of 10 3/4% per annum. Holders of Old Notes whose Old Notes are accepted for exchange will be deemed to have waived the right to receive any payment in respect of interest on the Old Notes accrued from November 6, 1996 until the date of the issuance of the New Notes. Consequently, holders who exchange their Old Notes for New Notes will receive the same interest payment on May 1, 1997 (the first interest payment date with respect to the Old Notes and the New Notes) that they would have received had they not accepted the Exchange Offer.

BOOK-ENTRY TRANSFER

    The Exchange Agent will make a request to establish an account with respect to the Old Notes at the Book-Entry Transfer Facility for purposes of the Exchange Offer promptly after the date of this Prospectus. Any financial institution that is a participant in the Book-Entry Transfer Facility's systems may make book-entry delivery of Notes by causing the Book-Entry Transfer Facility to transfer such Notes into the Exchange Agent's account in accordance with the Book-Entry Transfer Facility's Automated Tender Offer Program ("ATOP") procedures for transfer. However, the exchange for the Notes so tendered will only be made after timely confirmation of such book-entry transfer of Notes into the Exchange Agent's account, and timely receipt by the Exchange Agent of an Agent's Message (as such term is defined in the next sentence) and any other documents required by the Letter of Transmittal. The term "Agent's Message" means a message, transmitted by the Book-Entry Transfer Facility and received by the Exchange Agent and forming a part of a Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from a participant tendering Notes that are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal, and that the Company may enforce such agreement against such participant.

GUARANTEED DELIVERY PROCEDURES

    If a registered Holder of the Old Notes desires to tender such Old Notes and the Old Notes are not immediately available, or time will not permit such Holder's Old Notes or other required documents to reach the Exchange Agent before the Expiration Date, or the procedure for book- entry transfer cannot be completed on a timely basis, a tender may be effected if (i) the tender is made through an Eligible Institution, (ii) prior to the Expiration Date, the Exchange Agent receives from such Eligible Institution a properly completed and duly executed Letter of Transmittal (or a facsimile thereof) and Notice of Guaranteed Delivery, substantially in the form provided by the Company (by telegram, telex, facsimile transmission, mail or hand delivery), setting forth the name and address of the Holder of Old Notes and the amount of Old Notes tendered, stating that the tender is being made thereby and guaranteeing that within five New York Stock Exchange "(NYSE") trading days after the date of execution of the Notice of Guaranteed Delivery, the certificates of all physically tendered Old Notes, in proper form for transfer, or a Book-Entry Confirmation, as the case may be, and any other documents required by the Letter of Transmittal will be deposited by the Eligible Institution with the Exchange Agent, and (iii) the certificates for all physically tendered Old Notes, in proper for transfer, or a Book-Entry Confirmation, as the case may be, and all other documents required by the Letter of Transmittal, are received by the Exchange Agent within five NYSE trading days after the date of execution of the Notice of Guaranteed Delivery.

WITHDRAWAL RIGHTS

    Tenders of Old Notes may be withdrawn at any time prior to the Expiration Date.

    For a withdrawal to be effective, a written notice of withdrawal must be received by the Exchange Agent at one of the addresses set forth below under "Exchange Agent." Any such notice of withdrawal must specify the name of the person having tendered the Old Notes to be withdrawn, identify the Old Notes to be withdrawn (including the principal amount of such Old Notes), and (where certificates for Old Notes have been transmitted) specify the name in which such Old Notes are registered, if different from that of the withdrawing Holder. If certificates for Old Notes have been delivered or otherwise identified to the Exchange Agent, then, prior to the release of such certificates, the withdrawing Holder must also submit the serial numbers of the particular certificates to be withdrawn and a signed notice of withdrawal with signatures guaranteed by an Eligible Institution unless such Holder is an Eligible Institution. If Old Notes have been tendered pursuant to the procedure for book-entry transfer described above, any note of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Old Notes and otherwise comply with the procedures of such facility. All questions as to the validity, form and eligibility (including time of receipt) of such notices will be determined by the Company, whose determination shall be final and binding on all parties. Any Old Notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the Exchange Offer. Any Old Notes which have been tendered for exchange but which are not exchanged for any reason will be returned to the Holder thereof without cost to such Holder (or, in the case of Old Notes tendered by book-entry transfer into the Exchange Agent's account at the Book-Entry Transfer Facility pursuant to the book-entry transfer procedures described above, such Old Notes will be credited to an account maintained with such Book-Entry Transfer Facility for the Old Notes) as soon as practicable after withdrawal, rejection of tender or termination of the Exchange Offer. Properly withdrawn Old Notes may be retendered by following one of the procedures described under "Procedures for Tendering Old Notes" above at any time on or prior to the Expiration Date.

CERTAIN CONDITIONS TO THE EXCHANGE OFFER

    Notwithstanding any other provisions of the Exchange Offer, the Company shall not be required to accept for exchange, or to issue New Notes in exchange for, any Old Notes and may terminate or amend the Exchange Offer, if at any time before the acceptance of such Old Notes for exchange or the exchange of the New Notes for such Old Notes, such acceptance or issuance would violate applicable law or any interpretation of the staff of the SEC.

    The foregoing condition is for the sole benefit of the Company and may be asserted by the Company regardless of the circumstances giving rise to such condition or may be waived by the Company in whole or in part at any time and from time to time in its sole discretion. The failure by the Company at any time to exercise the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed on ongoing right which may be asserted at any time and from time to time.

    In addition, the Company will not accept for exchange any Old Notes tendered, and no New Notes will be issued in exchange for any such Old Notes, if at such time any stop order shall be threatened or in effect with respect to the Registration Statement of which this Prospectus constitutes a part or the qualification of the Indenture under the Trust Indenture Act of 1939, as amended (the "TIA").

EXCHANGE AGENT

    The Bank of Montreal Trust Company has been appointed as the Exchange Agent for the Exchange Offer. All executed Letters of Transmittal should be directed to the Exchange Agent at one of the addresses set forth below. Questions and requests for assistance, requests for additional copies of this Prospectus or of the Letter of Transmittal and requests for Notices of Guaranteed Delivery should be directed to the Exchange Agent, addressed as follows:

                                  Deliver To:

               The Bank of Montreal Trust Company, Exchange Agent
                              By Mail or By Hand:
                                77 Water Street
                            New York, New York 10005
                             Attention: Amy Roberts
                                 By Facsimile:
                                 (212) 701-7684

                             Confirm by Telephone:
                                 (212) 701-7653

    DELIVERY TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE OR TRANSMISSION OF INSTRUCTIONS VIA FACSIMILE OTHER THAN AS SET FORTH ABOVE DOES NOT CONSTITUTE A VALID DELIVERY.

FEES AND EXPENSES

    The principal solicitation is being made by mail; however, additional solicitation may be made by telegraph, telephone or in person by officers and regular employees of the Company and its affiliates. No additional compensation will be paid to any such officers and employees who engage in soliciting tenders. The Company will not make any payment to brokers, dealers, or others soliciting acceptances of the

Exchange Offer. The Company, however, will pay the Exchange Agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith.

    The estimated cash expenses to be incurred in connection with the Exchange Offer will be paid by the Company and are estimated in the aggregate to be $125,000.

TRANSFER TAXES

    Holders who tender their Old Notes for exchange will not be obligated to pay any transfer taxes in connection therewith, except that Holders who instruct the Company to register New Notes in the name of, or request that Old Notes not tendered or not accepted in the Exchange Offer to be returned to, a person other than the registered tendering Holder will be responsible for the payment of any applicable transfer tax thereon.

CONSEQUENCES OF FAILURE TO EXCHANGE

    Holders of Old Notes who do not exchange their Old Notes for New Notes pursuant to the Exchange Offer will continue to be subject to the restrictions on transfer of such Old Notes as set forth in the legend thereon. In general, the Old Notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. The Company does not intend to register the Old Notes under the Securities Act. The Company believe that, based upon interpretations contained in letters issued to third parties by the staff of the SEC, New Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for resale, resold or otherwise transferred by each Holder thereof (other than a broker-dealer, as set forth below, and any such Holder which is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act provided that such New Notes are acquired in the ordinary course of such Holder's business and such Holder has no arrangement or understanding with any person to participate in the distribution of such New Notes. If any Holder has any arrangement or understanding with respect to the distribution of the New Notes to be acquired pursuant to the Exchange Offer, such Holder (i) could not rely on the applicable interpretations of the staff of the SEC and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. Each broker-dealer that receives New Notes for its own account in exchange for Old Notes must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. See "Plan of Distribution." In addition, to comply with the securities laws of certain jurisdictions, if applicable, the New Notes may not be offered or sold unless they have been registered or qualified for sale in such jurisdiction or an exemption from registration or qualification is available and is complied with. The Company does not currently intend to take any action to register or qualify the New Notes for resale in any such jurisdiction.

                                    BUSINESS

GENERAL

    PriCellular, through its subsidiaries, owns and operates FCC licensed cellular telephone systems in the United States, primarily in smaller MSAs and strategically located RSAs. The Company operates its Systems principally in the Midwest and Mid-Atlantic regions in addition to markets north of New York City and south of Albany, NY. As of September 30, 1996 on an actual basis, the Company owned cellular interests representing approximately 4.2 million Net Pops and had approximately 136,000 subscribers. The Company sells and markets its products and services principally under the CELLULARONE-Registered Trademark-brand name through a distribution network of over 60 full service retail locations, a direct sales force and a small, select group of agents. In addition, the Company has formed a strategic alliance with McCaw/AT&T Wireless, a principal stockholder, allowing it to take advantage of McCaw/AT&T Wireless' acquisition experience, vendor discounts, centralized "back office" functions and joint marketing opportunities in markets which are adjacent to McCaw/AT&T Wireless markets.

    Through selective acquisitions and asset swaps, the Company has concentrated its efforts on creating an integrated network of cellular systems in contiguous service areas. After giving effect to the Pending Transactions (each of which is subject to certain conditions, including FCC approval) and the Recent Transactions, the Company will own cellular interests representing approximately
4.7 million Net Pops with approximately 144,000 subscribers, representing a penetration rate of 3.0%. These interests consist principally of four large operating clusters of cellular Systems:

        UPPER MIDWEST CLUSTER--a 1.7 million Net Pop cluster of 14 non-wireline Systems covering approximately 70,000 contiguous square miles in Minnesota, Wisconsin and Michigan.

        MID-ATLANTIC CLUSTER--an 853,000 Net Pop cluster of five contiguous non-wireline Systems consisting of five RSAs in Ohio, Pennsylvania and West Virginia covering more than 10,000 contiguous square miles.

        NEW YORK CLUSTER--a 1.1 million Net Pop cluster of two MSAs and two RSAs covering more than 8,000 contiguous square miles in suburban New York located between New York City and the Albany, NY MSA of Southwestern Bell.

        KENTUCKY CLUSTER--a 775,000 Net Pop cluster of four RSAs adjacent to Louisville and Lexington, KY. These 38 counties cover more than 13,000 square miles.

    In addition, the Company owns a 44.5% interest in a joint venture with Southwestern Bell (which is managed and operated by Southwestern Bell), representing 260,058 Net Pops, and certain other cellular interests.

    During the first nine months of 1996, the Company's customer base increased from 78,227 to 135,840. This significant growth in subscribers was due to both acquisitions and increased penetration of its existing markets. Revenues and EBITDA of the Company were $81.0 million and $30.6 million, respectively, for the nine months ended September 30, 1996, in each case before giving effect to the Pending Transactions. On a pro forma basis, after giving effect to the Recent Transactions and the Pending Transactions, the revenues and EBITDA of the Company for the nine months ended September 30, 1996 would have been $94.2 million and $35.8 million, respectively. See "Unaudited Pro Forma Condensed Consolidated Financial Statements".

BUSINESS STRATEGY

    ACQUISITION STRATEGY

    The Company's strategy is to continue to expand its current clusters through the acquisition of contiguous properties and, secondarily, to target for purchase other small to mid-sized MSAs and strategic

RSAs that it believes are undervalued, underdeveloped or that possess traits indicative of potentially high cellular usage and superior financial performance. The operation of contiguous markets permits the Company to provide broad areas of uninterrupted service and achieve certain economies of scale, including certain centralized marketing, administrative and engineering functions. The Company believes that smaller MSAs and certain RSAs often exhibit a concentration of small businesses, longer commute times and well-travelled roads, all indicators of strong cellular use. Many of these markets serve as hubs for retail trading areas and as business, cultural or medical centers for populations spread over wide geographic areas. In addition, management believes that because its markets are less densely populated, they are less likely to face the level of competition expected to be experienced in large urban areas. The Company intends to pursue additional acquisitions consistent with its growth strategy and is currently engaged in a variety of preliminary discussions with respect to possible acquisitions. There can be no assurances that the Company will seek to acquire or be successful in acquiring any of such systems.

    OPERATING STRATEGY

    Management believes that certain of its Systems and the Systems to be acquired in the Pending Transactions are in the early stages of their growth cycle and afford significant opportunities for improvements in management and operating performance. Upon acquiring a cellular system, the Company's operating strategy is to effect certain management, operational and organizational changes in order to increase the number and quality of subscribers and enhance operating cash flow, while controlling subscriber acquisition costs and promoting superior customer service. The Company seeks to accomplish these changes by employing the following practices:

    DECENTRALIZED MANAGEMENT. The Company manages each of its Systems on a decentralized basis, delegating direct responsibility for all hiring, marketing, distributions, customer service, churn control, billing, roaming and other day-to-day operating decisions to the general manager of each System.

    General managers must strictly adhere to a budget designed to improve cash flow and reduce churn and their compensation is linked to their ability to meet or exceed their budgeted goals. The Company believes its decentralized management structure fosters a strong sense of customer service and community spirit, enables it to customize its marketing strategy to the needs of the local market, and eliminates the need for a large corporate staff or for a centralized multi-system customer service center that is located outside of the local market. The Company believes that placing decision-making responsibility in the hands of its general managers fosters the decisive actions necessary to meet competitive challenges.

    AGGRESSIVE MARKETING AND PROMOTING OF CELLULAR SERVICE. After selectively upgrading the engineering in its cellular network, the Company implements aggressive marketing programs to increase subscriber activations and reduce churn. Many of these programs are designed to distinguish the Company as the local market's highest quality cellular service provider, stressing its localized sales offices, customer service and commitment to the community. These programs also include offering distinctive rate plans and roaming rates to emphasize "value" and the "advantage" of the Company's cellular service, launching targeted advertising campaigns aimed at the most attractive cellular user segments, creating regional marketing alliances with neighboring cellular carriers and taking an active, visible role in community, government and charity organizations. Management believes that the Company's positioning of its cellular system as the local service provider often contrasts with its larger competitors, which frequently centralize customer service and other functions outside the local market.

    STRONG RETAIL AND DIRECT SALES EFFORT. A key element of the Company's positioning in its markets is its use of local retail stores, as well as a local direct sales force. A retail location complemented by a direct sales force provides the Company with more control over the sales process than if it were to rely exclusively on independent agents. The Company has aggressively opened its own retail stores and currently operates in excess of 60 retail locations. Management believes that this local presence enhances its ability to provide higher quality customer service, and that on average customers who purchase cellular service directly from the Company through its retail stores and direct sales force tend to have fewer complaints and higher usage than subscribers who activate with independent agents or independent retailers.

    DEDICATION TO CUSTOMER SERVICE. The Company strives to maintain a high level of customer satisfaction through a variety of techniques, including tying sales commissions to subscriber retention, outbound telemarketing to subscribers on a regular basis, maintaining 24-hour customer service and active ongoing contact with new customers. The Company believes that its emphasis on superior customer service has helped reduce its average monthly churn rate. For example, the Company's average monthly churn rate for the nine months ended September 30, 1996 was 1.6%.

    SYSTEM DEVELOPMENT AND EXPANSION. The Company develops or builds out its cellular service areas by adding channels to existing cell sites and by building new cell sites with an emphasis on improving coverage for hand-held phones in heavily-trafficked areas. Such development is done for the purpose of increasing capacity and improving coverage in response to projected subscriber demand and in response to competitive factors. Projected subscriber demand is calculated for each cellular service area on a cell-by-cell basis. These projections involve a traffic analysis of usage by existing subscribers, coverage quality analysis and an estimate of the number of additional subscribers in each such area. In calculating projected subscriber demand, the Company builds into its design assumptions a maximum call "blockage" rate of 2% (percentage of calls that are not connected on first attempt at peak usage time during the day). After calculating projected subscriber demand, the Company determines the most cost-efficient manner of meeting such projected demand. The Company has historically met such demand through a combination of augmenting channel capacity in existing cell sites and building new cell sites.

    Cell site expansion is expected to enable the Company to continue to add subscribers, enhance use of the systems by existing subscribers, increase roamer traffic due to the larger geographic area covered by the cellular network and further enhance the overall efficiency of the network.

CELLULAR MARKETS AND SYSTEMS

    The Company has concentrated its efforts on creating an integrated network of cellular systems in each of its operating clusters. The table below summarizes certain information concerning the Company's markets after giving effect to the Pending Transactions. See "Acquisitions and Dispositions--Pending Transactions".

                                                                TOTAL                                 DATE OF
  MARKET(A)                                                      POPS      OWNERSHIP    NET POPS    ACQUISITION
------------------------------------------------------------  ----------  -----------  ----------  -------------
UPPER MIDWEST CLUSTER
  Duluth, MN/Superior, WI MSA...............................     241,467     100.0  %     241,467  04/28/94
  Eau Claire, WI MSA........................................     143,190     97.1   %     139,610  04/28/94
  Wausau, WI MSA............................................     121,262     94.4   %     114,483  03/28/95
  MN-2A RSA.................................................      38,236     100.0  %      38,236  07/07/95
  MN-3 RSA..................................................      59,388     100.0  %      59,388  04/28/94
  MN-4 RSA..................................................      15,075     49.0   %       7,387  07/27/95
  MN-5 RSA..................................................     205,456     100.0  %     205,456  07/07/95
  MN-6 RSA..................................................     219,149     100.0  %     219,149  11/23/94(b)
  WI-1 RSA..................................................     109,248     100.0  %     109,248  04/28/94
  WI-2 RSA..................................................      84,925     100.0  %      84,925  11/18/96
  WI-3 RSA..................................................     139,189     100.0  %     139,189  11/23/94(b)
  WI-4 RSA..................................................     117,347     100.0  %     117,347  pending(c)
  WI-6A RSA.................................................      32,734     100.0  %      32,734  11/23/94(b)
  MI-1 RSA..................................................     208,779     100.0  %     208,779  03/07/95
MID-ATLANTIC CLUSTER
  OH-7 RSA..................................................     254,949     100.0  %     254,949  09/27/95
  OH-10A RSA................................................      61,785     100.0  %      61,785  09/29/95
  PA-9 RSA..................................................     187,551     100.0  %     187,551  02/02/96
  WV-2 RSA..................................................      79,307     100.0  %      79,307  12/20/95
  WV-3 RSA..................................................     269,413     100.0  %     269,413  07/23/96
NEW YORK CLUSTER
  Orange County, NY MSA.....................................     324,323     100.0  %     324,323  10/17/96
  Poughkeepsie, NY MSA......................................     262,663     94.8   %     248,932  04/23/96
  NY-5 RSA..................................................     383,960     100.0  %     383,960  12/29/95
  NY-6 RSA..................................................     111,023     100.0  %     111,023  04/23/96
KENTUCKY CLUSTER
  KY-4 RSA..................................................     242,816     100.0  %     242,816  pending(c)
  KY-5 RSA..................................................     156,107     100.0  %     156,107  pending(c)
  KY-6 RSA..................................................     256,852     100.0  %     256,852  pending(c)
  KY-8 RSA..................................................     118,814     100.0  %     118,814  pending(c)
SOUTHWESTERN BELL JOINT VENTURE
  Laredo, TX MSA............................................     168,924     44.5   %      75,171  11/30/95(b)
  IL-4 RSA..................................................     216,023     44.5   %      96,130  11/30/95(b)
  IL-6 RSA..................................................     199,453     44.5   %      88,757  11/30/95(b)
OTHER INTERESTS.............................................         n/a      n/a          74,646  various
                                                              ----------               ----------
      Total.................................................   5,029,408                4,747,934
                                                              ----------               ----------
                                                              ----------               ----------

------------------------

(a) All of the Company's licenses are non-wireline licenses with the exception of the license for the Laredo, TX MSA.

(b) Assumes the acquisition of the remaining shares of CIS. On November 23, 1994, the Company acquired approximately 90.8% (on a fully diluted basis) of the equity of CIS. As of September 30, 1996, the Company owned approximately 93.3% (on a fully diluted basis) of the equity of CIS.

(c) Represents systems to be acquired by the Company as described under "Acquisitions and Dispositions--Pending Transactions". These acquisitions are not expected to be consummated prior to the closing of this Offering. There can be no assurances that the Company will be successful in consummating the Pending Transactions.

MARKETS

    UPPER MIDWEST CLUSTER

    The Upper Midwest Cluster consists of approximately 1.7 million Net Pops in 14 contiguous Systems and covers approximately 70,000 square miles. The Systems in the Upper Midwest Cluster all operate under the CELLULARONE-Registered Trademark- brand name.

    The Duluth/Superior market is the second largest market in Minnesota in terms of population, according to Donnelly Market Information Service, and the largest tourist destination in the upper Midwest, attracting more than 3.5 million tourists annually. The Company collects substantial roaming revenues in this market from cellular telephone subscribers from other Systems who visit the Duluth/ Superior area. The market also includes two universities each with more than 10,000 students, the University of Minnesota at Duluth and the University of Wisconsin at Superior.

    The Eau Claire market is strategically located between Minneapolis/St. Paul and other large midwest cities such as Milwaukee, Madison and Chicago. In 1994, Entrepreneur magazine named Eau Claire one of the 25 best cities in America for small businesses and ranked Eau Claire as the third best small city in America for small businesses.

    The largest cellular service area in the Upper Midwest Cluster in terms of population, according to the Donnelley Market Information Service, is the MN-6 market, a significant resort and tourist destination. The market covers more than 75 miles of I-35, the main interstate between Duluth and Minneapolis.

    The MN-5 RSA, situated between Minneapolis/St. Paul and Fargo, ND, includes more than 80 miles of I-94. It includes Becker County with over 300 lakes and the towns of Alexandria and Fergus Falls, MN. The MN-2 market, which consists of Beltrami County, sits to the north of the MN-6 RSA and includes the resort destination of Bemidji, MN. MN-3's main population centers are International Falls and Grand Rapids, MN, which the Company believes have strong communities of interest with Duluth.

    The WI-3 market includes important recreational and vacation areas in northeastern Wisconsin. Rhinelander, the RSA's largest city, serves as a regional economic and cultural hub. The Wausau, WI MSA comprises Marathon County.

    In addition, the Company's Upper Midwest Cluster includes the western portion of the upper peninsula of Michigan. The MI-1 RSA has more than 200,000 Pops and is an important year-round vacation destination for many residents of Detroit and other midwest cities.

    The Systems in the Upper Midwest Cluster compete against various wireline cellular service providers marketing under six different names. Management believes that the diversity of competitors operating under various names and the Company's use of the CELLULARONE-Registered Trademark- brand name affords the Company marketing, advertising and other operational advantages relative to those competitors. These advantages include advertising and marketing the Company's services as a single brand name on a regional basis, allowing the Company to set regional roaming rates, being a single cellular service provider to corporate accounts, allowing calls to be handed-off between cell sites that cross market borders and reducing the number of dropped calls as subscribers exit an individual license area.

    THE MID-ATLANTIC CLUSTER

    The Mid-Atlantic Cluster comprises approximately 853,000 Net Pops and includes portions of southeastern Ohio as well as adjacent portions of Pennsylvania and northern West Virginia south of Pittsburgh. This contiguous region spans five RSAs. Prior to the Company's acquisition of the Mid-Atlantic Cluster, the Systems constituting the Mid-Atlantic Cluster were owned by three distinct companies and operated as separate markets with separate switching equipment. Management believes that the operation of these contiguous Systems as a cluster will generate significant operational and marketing synergies. In addition, the Mid-Atlantic Cluster abuts Columbus, OH and three MSAs owned by McCaw/AT&T Wireless including its Pittsburgh, PA System, affording the opportunity for joint marketing and promotions.

    The OH-7 RSA is an important RSA east of Columbus, OH and abuts four MSAs including Canton, OH, the Parkersburg, WV/Marietta, OH MSA and two McCaw/AT&T Wireless MSAs. The OH-7 RSA's principal population center is the city of Zanesville, OH, which serves as a manufacturing, retail and medical center for much of southeastern Ohio. The RSA includes over 60 miles of I-70 between Columbus, OH and Pittsburgh, PA and over 75 miles of I-77 south of Cleveland, OH.

    The WV-3 RSA (269,413 Pops) is situated between the Company's PA-9 and WV-2 RSAs. This RSA includes the cities of Morgantown and Clarksburg, WV and is part of the Pittsburgh, PA MSA. The Monongalia region of nearly 100,000 Pops, centered in Morgantown, has experienced increased economic growth in recent years, with strong growth coming from West Virginia University as well as the relocation of the FBI's main fingerprinting facility to the RSA. The region is a medical hub for adjacent counties, due in part to recent expansions of the Robert C. Byrd Health Sciences Center. The region includes significant tourist attractions such as white water rafting and other recreational activities. Major highways I-79 and I-68 intersect in Morgantown and I-79 serves as the main route south from Pittsburgh. The Mid-Atlantic Cluster also includes Uniontown, PA, a residential community of Pittsburgh, PA.

    THE NEW YORK CLUSTER

    The Company's New York Cluster consists of approximately 1.1 million Net Pops and over 8,000 square miles in suburban New York. The New York Cluster is adjacent to McCaw/AT&T Wireless' New York City MSA and is located between the New York City MSA and Southwestern Bell's Albany, NY MSA. See "Acquisitions and Dispositions--Recent Transactions". With the recent addition of the Orange County, NY MSA, the Company's New York Cluster includes the entire Hudson Valley/Catskill region, thereby creating significant marketing and promotional synergies and opportunities.

    The Orange County, NY MSA is directly north of the New York City MSA and abuts Westchester, Putnam and Rockland counties. Serving as a residential community of metropolitan New York, Orange County includes the cities of Newburgh, Middletown, Port Jervis and the affluent towns of Tuxedo and Warwick. Major tourist destinations include The United States Military Academy at West Point, Storm King State Park and Sterling Forest. The MSA contains more than 40 miles of the New York Thruway (I-87), approximately 50 miles of I-84 and 35 miles of Route 17.

    The Dutchess County, NY MSA includes the towns of Poughkeepsie, Hyde Park, Rhinebeck and Fishkill, NY and is one of the wealthiest metropolitan areas in the country. It contains over 80 highway miles, including 18 miles of I-84 and 40 miles of the Taconic State Parkway and is the home of Vassar College. The Hudson Valley area has become an attractive location for small high technology ventures, due, in part, to aggressive government and community support.

    The NY-5 RSA consists of the central New York counties of Sullivan, Ulster, Ostego, Delaware and Schohaire. The 383,960 Pop RSA abuts six other New York MSAs including the Albany, Binghamton and Orange County MSAs. The southern portion of the RSA consists of the Catskills Region, renowned for summer resorts (such as the Concord) and vacation homes. The RSA includes the Baseball Hall of Fame in Cooperstown; the Soccer Hall of Fame in Oneonta, NY; Woodstock, NY; Monticello Raceway and many other notable destinations in the Hudson River Valley. Much of the northeast portion of the RSA serves as a residential community of the Albany/Schenectady, NY area.

    The NY-5 RSA market is the eighth largest RSA (out of 415) and ranks 29th in terms of household incomes greater than $50,000. It contains 112 miles of interstate highways, including portions of I-87 between New York City and Albany, portions of I-88 between Albany and Binghamton and approximately

90 miles of Route 17. In addition, the RSA contains two bridge crossings of the Hudson River, each used by more than four million vehicles per year.

    The NY-6 RSA comprises Greene and Columbia counties and contains numerous recreational and transit destinations such as the Hunter Mountain ski resort area and Ski Windham. The market also contains 30 miles of the New York State Thruway and other highway corridors.

    THE KENTUCKY CLUSTER

    The Kentucky Cluster consists of four RSAs consisting of approximately 775,000 Pops and 13,000 square miles. Three of the RSAs (KY-4, 5 and 6) form a contiguous cluster encompassing all of Kentucky south of Louisville and Lexington and north of the Nashville, TN MSA and other Tennessee markets. The 119,000 Pop KY-8 RSA serves the northeastern suburbs of Lexington.

    The economy in the region is diverse, supported by tourism as well as rubber, automotive and apparel manufacturing (including plants of Oshkosh B'Gosh, Fruit-of-the-Loom and Jockey International). The region also includes Fort Knox, an important military base and the nation's gold depository.

    This 38 county cluster contains important highways which serve as major roaming corridors. The cluster boasts more that 50 miles of I-65 between Louisville and Nashville, 70 miles of I-75 between Lexington and Knoxville and 50 miles of I-64 between Lexington and Huntington, WV.

    The RSAs, particularly the KY-5 RSA, serve as a regional resort destination and include Lake Cumberland, a recreational attraction that drew over six million tourists in 1995.

    The cluster's main administrative office is in Richmond, KY approximately 30 miles from downtown Lexington, KY and the home of Eastern Kentucky University. The Kentucky Cluster also includes the cities of Elizabethtown, Somerset, Glasgow and Danville, KY.

    THE SOUTHWESTERN BELL JOINT VENTURE

    The Company owns 44.5% of a joint venture with Southwestern Bell in which the Company contributed its System serving the Laredo, TX MSA and Southwestern Bell contributed its Systems serving the IL-4 RSA and IL-6 RSA (the "Southwestern Bell Joint Venture"). The Company owns 44.5% of the Systems serving the combined 584,400 Pops, or 260,058 Net Pops. The Southwestern Bell Joint Venture was consummated on November 30, 1995.

    Pursuant to the Southwestern Bell Joint Venture, the Company will receive distributions in the first four years of the Southwestern Bell Joint Venture increasing from $3.3 million in the first year to $5.8 million in the last year. The Company will have the option to remain in the Southwestern Bell Joint Venture for four years or "put" its Joint Venture interest in the Southwestern Bell Joint Venture to Southwestern Bell at any time during the four year period at a price beginning at $28.5 million and increasing to approximately $39.0 million at the end of the four year period. Southwestern Bell will have the right to purchase the Company's interest during the first year at approximately $56.0 million or on the day prior to Southwestern Bell Joint Venture's fourth anniversary at 5% above the then "put" price. Southwestern Bell has operating control of these properties during the term of the Southwestern Bell Joint Venture.

CELLULAR OPERATIONS

    GENERAL

    The Company has concentrated its recent efforts on creating an integrated network of Systems in its operating clusters. The Company operates four clusters of Systems as well as Systems in certain other markets and holds minority interests in several Systems. As of September 30, 1996 on a pro forma basis, the Company had approximately 144,000 subscribers. Through the participation of its non-wireline Systems in NACN (as described below) and other special networking arrangements between the Company and other non-wireline operators of cellular systems in the United States, management believes the Company's subscribers are able to receive quality coverage throughout the United States.

    The following table sets forth certain information with respect to the performance of the Company's Systems for the periods indicated. The pro forma results give effect to the Pending Transactions and other transactions described under "Unaudited Pro Forma Condensed Consolidated Financial Data". Accordingly, the pro forma results set forth below principally relate to periods during which the Company did not own or operate certain of such Systems and therefore the Company does not believe they are necessarily indicative of the performance of these Systems under the Company's management.

                                                               NINE MONTHS ENDED         YEARS ENDED DECEMBER 31,
                                                               SEPTEMBER 30, 1996    ---------------------------------
                                                             ----------------------   PRO FORMA    ACTUAL     ACTUAL
                                                              PRO FORMA    ACTUAL       1995        1995       1994
                                                             -----------  ---------  -----------  ---------  ---------
Ending subscribers(1)......................................     143,953     135,840      99,651      78,227     17,344
Ending penetration(2)......................................         3.0%        3.2%        2.1%        2.2%       1.0%
Average marketing costs per net subscriber addition(3).....   $     428   $     377   $     544   $     403        n/a
Average monthly revenue per subscriber(4)..................   $      80   $      85   $      84   $     107        n/a
Churn(5)...................................................         1.8%        1.6%        2.8%        2.3%       n/a

------------------------

(1) Each billable telephone number in service represents one subscriber, not including test, demonstration or other telephone numbers for which payment is not expected.

(2) Represents the ratio of ending subscribers to the estimated total population of majority owned Systems and the Southwestern Bell Joint Venture.

(3) Determined by dividing the amount of marketing costs for such period by the net subscribers added during such period. Marketing cost represents all selling expenses and losses incurred on equipment sales.

(4) Represents the ratio of total service revenues to average monthly subscribers.

(5) Represents the average monthly churn for the periods presented. Churn equals the ratio of disconnected monthly subscribers to average monthly subscribers.

    Management believes that each of its Systems and certain of the Systems to be acquired pursuant to the Pending Transactions are in the early stages of their growth cycle and afford significant opportunities for improvements in performance, particularly with respect to rates of penetration and churn. Management believes that, prior to the Company's assumption of ownership, many of the Systems had been significantly undermanaged or underdeveloped. Some of the Systems had minimal signal coverage, had never been actively marketed and had never developed a subscriber base. Certain other markets had adequate signal coverage but the sales and marketing activity had largely been dormant. There can be no assurances, however, that the Company will be able to maintain such improvements or achieve similar improvements with respect to its other Systems.

    The Company has formed a strategic alliance with McCaw/AT&T Wireless which allows it to take advantage of McCaw/AT&T Wireless' acquisition experience, certain vendor discounts and certain services provided by McCaw/AT&T Wireless including a variety of centralized "back office" functions. The Company believes that purchasing cellular telephones at the volume discounts afforded by the McCaw/ AT&T Wireless relationship allows the Company to minimize one of the major costs associated with new subscriber additions. The volume discounts also permit the Company to reduce the capital expenditures required for the Company's system development and expansion. PriCellular believes that the proximity of three of its operating clusters to McCaw/AT&T Wireless' Systems affords significant opportunities for joint marketing, promotions and other programs. The Company's Upper Midwest Cluster is contiguous to McCaw/AT&T Wireless' Systems serving the Minneapolis/St. Paul, MN MSA and the St. Cloud, MN MSA. The Company's Mid-Atlantic Cluster borders the Pittsburgh, PA, Steubenville, OH MSA and Wheeling, WV MSAs owned by McCaw/AT&T Wireless. The Company's New York Cluster abuts the northern border of McCaw/AT&T Wireless' New York City MSA including Westchester and Rockland counties. The New York Cluster is also adjacent to three MSAs owned by Southwestern Bell (with whom the Company has a joint venture in Illinois and Texas).

    SUBSCRIBERS AND SYSTEM USAGE

    The Company's cellular subscribers have increased from approximately 17,000 as of December 31, 1994 to, on a pro forma basis, approximately 144,000 as of September 30, 1996. The Company's subscribers fall into 12 major categories: construction, professional/management, medical, sales, real estate, agriculture, service industry, transportation, financial, government, manufacturing and other, which includes low usage subscribers. Reductions in the cost of cellular services have led to an increase in cellular telephone usage by general consumers for nonbusiness purposes. In addition, the Company believes that several categories of its subscribers will develop requirements for specialized cellular applications, such as wireless data technology. As a result, the Company believes that there is an opportunity for significant growth in each of its existing service areas. The Company will continue to seek to broaden its subscriber base for basic cellular services as well as to increase its offering of customized services. The sale of custom calling features typically results in increased usage of cellular telephones by subscribers, thereby further enhancing revenues.

    MARKETING

    The Company markets all of its cellular products and services under the name CELLULARONE-Registered Trademark-, one of the most recognized brand names in the cellular industry. See "--Service Marks". The national advertising campaign conducted by the Cellular One Group enhances the Company's advertising exposure at a fraction of the cost of what could be achieved by the Company alone. The Company also obtains substantial marketing benefits from the name recognition associated with this widely used service mark, both with existing subscribers traveling outside the Company's service areas and with potential new subscribers moving into the Company's service areas. In addition, travelers who subscribe to CELLULARONE-Registered Trademark- service in other markets may be more likely to use the Company's service when they travel in the Company's service areas, primarily due to the technical operation of the cellular telephone. Cellular telephones of non-wireline subscribers are programmed to select the non-wireline carrier (such as the Company) when roaming, unless the non-wireline carrier in the roaming area is not yet operational or the subscriber either dials a special code or has a cellular telephone equipped with an "A/B" (non-wireline/ wireline) switch and selects the wireline carrier.

    Through its membership in NACN and other special networking arrangements, the Company provides extended regional and national service to subscribers in its markets, thereby allowing them to make and receive calls while in other cellular service areas without dialing special access codes. This service distinguishes the Company's service and call delivery features from those of some of its competitors. NACN is the largest wireless telephone network system in the world, linking non-wireline cellular operators throughout the United States and Canada. NACN connects key areas across North America so that customers can use their cellular phones to place and receive calls in these areas as easily as they do in their home areas. Through NACN, customers receive calls automatically without the use of complicated roaming codes as they roam in more than 4,500 cities, or approximately 90% of the cities in the United States and Canada. By dialing subscribers' cellular telephone numbers, the caller can reach subscribers without knowing their location or having to dial additional roaming access numbers. In addition, special services such as call forwarding and call waiting automatically follow the subscribers as they travel.

    The Company's marketing strategy is designed to generate continued net subscriber growth by focusing on subscribers who are likely to generate higher than average monthly revenues and lower than average churn rates, while simultaneously maintaining a relatively low cost of adding net subscribers. The Company principally uses in-house sales and marketing staff and its own retail outlets.

    Management has implemented its marketing strategy by training and compensating its sales force in a manner designed to stress the importance of customer service, high penetration levels and minimum acquisition costs per subscriber. The Company believes that its internal sales force is better able to select and screen new subscribers and select pricing plans that realistically match subscriber means and needs than are independent agents. In addition, the Company motivates its direct sales force to sell appropriate rate plans to subscribers, thereby reducing churn, by linking payment of commissions to subscriber retention. As a result, the Company's use of an internal sales force keeps marketing costs low both directly, because commissions are lower, and indirectly, because subscriber retention is higher than when independent agents are used.

    The Company believes that it helps minimize its churn rate through an after-sale telemarketing program implemented through its sales force and customer service personnel. This program not only enhances customer loyalty, which reduces churn, but also increases add-on sales and customer referrals. The telemarketing program allows the sales staff to check customer satisfaction as well as to offer additional calling features, such as voicemail, call waiting and call forwarding.

    The Company's sales force works principally out of its own retail stores in which the Company offers a full line of cellular products and services. As of September 30, 1996, the Company maintained approximately 60 retail locations (70 locations on a pro forma basis). Ranging from 250 square feet to 4,000 square feet, each store is fully equipped to handle customer service and telephone maintenance and installation. Some of these stores are also authorized warranty repair centers. The Company's stores provide subscriber-friendly retail environments (extended hours, large selection, an expert sales staff and convenient locations) which make the sales process quick and easy for the subscriber.

    PRODUCTS AND SERVICES

    In addition to providing high-quality cellular telephone service in each of its markets, the Company also offers various custom-calling features such as voicemail, call forwarding, call waiting, three-way conference calling and no answer transfer. The Company also sells cellular equipment at discount prices as a way to encourage use of its mobile services. The Company continually reviews its equipment and service pricing in order to maintain its competitive position.

    Several rate plans are presented to prospective customers so that they may choose the plan that will best fit their expected calling needs. Unlike some of its competitors, the Company designs rate plans on a market-by-market basis. The Company's local general managers generally have the authority to modify existing rate plans and initiate new rate plans depending upon market and competitive conditions. Generally, these rate plans include a high-volume user plan, a medium-volume user plan, a basic plan and an economy plan. Most rate plans combine a fixed monthly access fee, per-minute usage charges and additional charges for custom-calling features in a package which offers value to the customer while enhancing airtime use and revenues for the Company. In general, rate plans which include a higher monthly access fee typically include a lower usage rate per minute. An ongoing review of equipment and servicing pricing is maintained to ensure the Company's competitiveness. As appropriate, revisions to pricing of service plans and equipment are made to meet the demands of the local marketplace.

    Reciprocal agreements between each of the Company's cellular systems and the cellular systems of other operators allow their respective subscribers to place calls in most cellular service areas throughout the country. Roamers are charged usage fees which are generally higher than a given cellular system's regular usage fees, thereby resulting in a higher profit margin on roaming revenue. Roaming revenue is a substantial source of incremental revenue for the Company due in part to the fact that a number of the Company's cellular systems are located along major travel corridors and because certain of the Company's Systems are in the early stages of their growth cycle.

    In an effort to provide comprehensive availability of mobile communications services to its customers throughout North America, the Company has entered into a distribution agreement with American Mobile Satellite Corporation ("AMSC"). AMSC is licensed by the FCC to provide mobile satellite communication services which will complement and may compete with the existing terrestrial cellular system, providing mobile voice, fax and data communications in all areas whether or not covered by cellular service. Subscribers will gain access to AMSC's satellite through a cellular/satellite mobile phone which will route calls through the cellular network in those areas covered by cellular service and will process the call via satellite in the absence of cellular coverage.

    CUSTOMER SERVICE

    Customer service is an essential element of the Company's marketing and operating philosophy. The Company is committed to attracting new subscribers and retaining existing subscribers by providing consistently high-quality customer service. In each of its cellular service areas, the Company maintains installation and repair facilities and a local staff, including a market manager, customer service representatives, technical and engineering staff and sales representatives. Each cellular service area handles its own customer-related functions such as credit evaluation, customer activations, account adjustments and rate plan changes. Local offices and installation and repair facilities enable the Company to service customers better, schedule installations and make repairs. Through the use of sophisticated monitoring equipment, technicians at the customer service center are able to monitor the technical performance of its cellular service areas.

    In addition, the Company's customers generally are able to report cellular telephone service or account problems 24-hours a day to a local office representative. Management believes its decentralized philosophy and emphasis on customer service in each of its markets affords it a competitive advantage over its large competitors who typically centralize customer service outside of the local market.

    SYSTEM DEVELOPMENT AND EXPANSION

    The Company develops or builds out its cellular service areas by adding channels to existing cell sites and by building new cell sites with an emphasis on improving coverage for hand-held phones in heavily-trafficked areas. Such development is designed to increase capacity and to improve coverage in response to projected subscriber demand and in response to competitive factors. Projected subscriber demand is calculated for each cellular service area on a cell-by-cell basis. These projections involve a traffic analysis of usage by existing subscribers and an estimation of the number of additional subscribers in each such area. In calculating projected subscriber demand, the Company builds into its design assumptions a maximum call "blockage" rate of 2% (percentage of calls that are not connected on first attempt at peak usage time during the day). After calculating projected subscriber demand, the Company determines the most cost-efficient manner of meeting such projected demand. The Company has historically met such demand through a combination of augmenting channel capacity in existing cell sites and building new cell sites.

    Cell site expansion is expected to enable the Company to continue to add subscribers, enhance use of the Systems by existing subscribers, increase roamer traffic due to the larger geographic area covered by the cellular network and further enhance the overall efficiency of the network. The Company believes that the increased cellular coverage will have a positive impact on market penetration and subscriber usage.

    The Company also continues to evaluate expansion through acquisitions of other cellular properties that will further enhance its network. In evaluating acquisition targets, the Company considers, among other things, demographic factors, including population size and density, traffic patterns, cell site coverage and required capital expenditures.

    DIGITAL CELLULAR TECHNOLOGY

    Over the next decade, it is expected that many cellular systems will convert from analog to digital technology. This conversion is due in part to capacity constraints in many of the largest cellular markets, such as New York, Los Angeles and Chicago. As carriers reach limited capacity levels, certain calls may be unable to be completed, especially during peak hours. Digital technology increases system capacity and offers other advantages, often including improved overall average signal quality, improved call security, potentially lower incremental costs for additional subscribers and the ability to provide data transmission services. The conversion from analog to digital technology is expected to be an industry-wide process that will take a number of years to complete. The exact timing and overall costs of such conversion are not yet known. Management does not believe that its network will experience capacity constraints in the foreseeable future that would require converting its network from analog to digital technology.

    The Company prefers the TDMA technology for its Systems. The Company's switches and many of its cell sites are equipped to provide such digital service. The Company expects to install digital cells in certain of its Systems beginning in early 1997. The Company's preference for TDMA ensures that the services provided by the Company will be compatible with the digital cellular systems currently operated by McCaw/AT&T Wireless in the New York, NY MSA, the Minneapolis/St. Paul MSA and the Pittsburgh, PA MSA, as well as the cellular systems operated by Southwestern Bell in upstate New York.

COMPETITORS AND ADJOINING SYSTEMS

    The Company competes with various competitors in each of its clusters. Management believes that its integrated network of contiguous cellular systems operating as CELLULARONE-Registered Trademark- affords it significant advantages over many of its cellular competitors. In the Upper Midwest Cluster, the Company competes against six distinct operators, in the Mid-Atlantic Cluster, the Company competes against four distinct operators, and in the Kentucky Cluster, the Company expects to compete against three distinct operators.

    The following chart lists the Company's cellular competitors in each of its main clusters and the major adjoining operators.

COMPANY CLUSTER                               CELLULAR COMPETITORS                   ADJOINING SYSTEMS
------------------------------------  ------------------------------------  ------------------------------------
Upper Midwest Cluster                 US West Cellular                      McCaw/AT&T Wireless
                                      United States Cellular Corp.          BellSouth
                                      CelluLink                             Western Wireless
                                      Cellular 2000
                                      CellCom
                                      Century Telephone Enterprises

Mid-Atlantic Cluster                  United States Cellular Corp.          McCaw/AT&T Wireless
                                      Wireless One Network                  Airtouch/Cellular
                                      Ameritech                             Communications, Inc.
                                      Bell Atlantic NYNEX                   Vanguard

New York Cluster                      Bell Atlantic NYNEX                   Bell Atlantic NYNEX
                                                                            McCaw/AT&T Wireless
                                                                            Southwestern Bell
                                                                            Vanguard

Kentucky Cluster                      BellSouth Mobility                    GTE Corp.
                                      Ramcell, Inc.                         United States Cellular Corp.
                                      Bluegrass Cellular

TELECOMMUNICATIONS ACT OF 1996; OTHER REGULATORY DEVELOPMENTS

    The Telecommunications Act of 1996 ("Telecom Act") is the first legislation enacted in over sixty years that attempts comprehensive reform of telecommunications regulation, although the legislation did not have as a principal focus the cellular industry. In general, the Telecom Act's goal is to remove the statutory, regulatory and court-ordered barriers that historically prohibited new entrants into many segments of the telecommunications industry. To facilitate the entry of competitors, the Telecom Act imposes certain interconnection and equal access requirements on local exchange carriers. The FCC adopted rules on telephone number portability pursuant to which subscribers will be able to migrate their landline telephone numbers to a cellular carrier or other CMRS or landline carrier, or from a cellular carrier to another CMRS carrier or a landline carrier.

    In August 1996, the FCC released its decision implementing the interconnection portions of the Telecom Act. In September 1996, the FCC issued a reconsideration of certain aspects of that decision. The FCC's decision is complex and has been the subject of a number of petitions for additional reconsideration and judicial review. In September 1996, the United States Court of Appeals for the Eighth Judicial Circuit temporarily stayed the effectiveness of the FCC's interconnection decision. The Company cannot predict the eventual outcome of the interconnection proceeding and judicial review or the effects of the eventual implementation of the interconnection provisions or other aspects of the Telecom Act.

    The FCC's interconnection decision concluded that CMRS providers are entitled to reciprocal compensation arrangements with incumbent local exchange carriers and prohibited a local exchange carrier from charging CMRS providers for terminating traffic initiated on the local exchange carrier's network. While the FCC noted the potential for asserting jurisdiction over certain aspects of CMRS interconnection with landline local exchange carriers, it has so far determined to defer primarily to the states in implementing interconnection policies pursuant to general guidelines established by the FCC. Under these guidelines, states must set arbitrated rates for interconnection and access to unbundled elements based upon local exchange carriers' long-run incremental costs, plus a reasonable share of forward-looking joint and common costs. In lieu of such cost-based rates, the FCC also established for use by states a benchmark range of 0.2 per minute for end office termination pending further cost-based studies, and subject to a possible "true-up" payment later.

    In its interconnection decision, the FCC declined to require cellular carriers to comply with certain interconnection provisions of the Telecommunications Act of 1996 applicable to local exchange carriers. Prior to passage of the Telecom Act, the FCC had proposed to require CMRS providers to interconnect directly with other mobile service providers but tentatively concluded that it would be premature to adopt such a requirement. Since then, the FCC has stated that it would revisit this issue in the future.

    The Telecom Act requires all carriers providing interstate services to contribute to a federal universal service support mechanism to be established by the FCC. The Company cannot predict the outcome of the FCC's proceeding, which may require cellular carriers to pay charges to support universal service.

    The FCC has eliminated its PCS-cellular cross ownership rule, but retained a spectrum cap on aggregation of CMRS spectrum. A cellular licensee and its affiliates may not hold an attributable interest in more than 45 MHz of licensed cellular, broadband PCS and SMR spectrum in a particular geographic area.

    The FCC has revised its rules pertaining to cellular licensees' obligations to allow resale of cellular service. The FCC requires a cellular carrier (and certain other wireless carriers) to permit unrestricted resale of its service (including to other FCC-licensed wireless carriers). This rule contains a sunset provision which provides that the rule will lapse five years following the FCC's grant of the last group of initial broadband PCS licenses.

    Pursuant to an earlier amendment to the Communications Act of 1934, as amended, Congress preempted state or local regulation of the entry of, or rates charged by, any CMRS or private mobile service carrier. However, states were allowed to petition the FCC for authority to continue their authority to regulate rates and entry by August 10, 1994. Eight states filed petitions for authority to continue such regulation and the FCC denied all of them. States may also petition to engage in new rate and entry regulation of CMRS carriers, but to date no state has filed such a petition.

SERVICE MARKS

    CELLULARONE-Registered Trademark- is a registered service mark with the U.S. Patent and Trademark Office. The service mark is owned by Cellular One Group, a Delaware general partnership of Cellular One Marketing, Inc., a subsidiary of Southwestern Bell Mobile Systems, Inc., together with Cellular One Development, Inc., a subsidiary of McCaw/AT&T Wireless and Vanguard Cellular Systems, Inc. The Company uses the CELLULARONE-Registered Trademark- service mark to identify and promote its cellular telephone service pursuant to licensing agreements with Cellular One Group (the "Licensor"). Licensing and advertising fees are determined based upon the population of the licensed areas. The licensing agreements require the Company to provide high-quality cellular telephone service to its customers and to maintain a certain minimum overall customer satisfaction rating in surveys commissioned by the Licensor. The licensing agreements which the Company has entered into are for original five-year terms expiring on various dates. These agreements may be renewed at the Company's option for three additional five-year terms.

EMPLOYEES AND AGENTS

    As of September 30, 1996, the Company had approximately 500 employees. In addition, as of such date, the Company had agreements with numerous independent sales agents, including car dealerships, electronics stores, paging services companies and independent contractors. None of the Company's employees are represented by a labor organization, and the Company's management considers its employee relations to be good.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

    The following table sets forth certain information with respect to directors and executive officers of the Company.

NAME                                                       AGE                             OFFICE
-----------------------------------------------------  -----------  -----------------------------------------------------

Robert Price.........................................          64   Director, President and Assistant Treasurer

Stuart B. Rosenstein.................................          36   Senior Vice President, Chief Financial Officer,
                                                                    Treasurer and Assistant Secretary

Kim I. Pressman......................................          39   Director, Vice President, Assistant Treasurer and
                                                                    Secretary

Steven Price.........................................          34   Director, Senior Vice President, Corporate
                                                                    Development

Andrew M. Davies.....................................          34   Vice President, Intercarrier Services

Steven D. Flatow.....................................          42   Vice President, Marketing

Michael H. Wasserman.................................          53   Controller

Brion B. Applegate...................................          42   Director

Scott M. Sperling....................................          38   Director

    Robert Price has been a Director, President and Assistant Treasurer of PriCellular since August 1994 and of Parent since 1990. Mr. Price concurrently serves as and has been a director and the Chief Executive Officer and President of Price Communications since 1979. In 1992 Price Communications filed for protection from creditors pursuant to Chapter 11 of the United States Bankruptcy Code. Price Communications' Amended Plan of Reorganization was confirmed on June 11, 1992 and became effective on December 30, 1992. Mr. Price, an attorney, is a former General Partner of Lazard Freres & Co. He has served as an Assistant United States Attorney, practiced law in New York and served as Deputy Mayor of New York City. After leaving public office, Mr. Price became Executive Vice President of The Dreyfus Corporation and an Investment Officer of The Dreyfus Fund. In 1972 he joined Lazard Freres & Co. Mr. Price has served as a Director of Holly Sugar Corporation, Atlantic States Industries, The Dreyfus Corporation, Graphic Scanning Corp. and Lane Bryant Inc., and is currently a member of The Council on Foreign Relations. Mr. Price serves as the Representative of The Majority Leader and President Pro Tem of the New York Senate on the Board of Directors of the Municipal Assistance Corporation for the City of New York. In May 1996 Mr. Price was appointed by Governor George Pataki of New York, and unanimously approved by the New York State Senate in June 1996, to a seven year term as a Member of the Board of Trustees of the City University of New York. Mr. Price is also a Director and President of TLM Corporation. Mr. Price was elected to the Company's Board of Directors as a nominee of the Price family pursuant to a stockholders agreement among the principal stockholders of the Company ("Stockholders Agreement").

    Stuart B. Rosenstein has been Senior Vice President, Chief Financial Officer and Assistant Secretary of PriCellular since August 1994 and of Parent since December 1993. Mr. Rosenstein has also served as Treasurer of the Company since December 1994. From 1990 to December 1993, he was Parent's Vice President and Controller. Prior to that time, Mr. Rosenstein, a certified public accountant, was a senior manager with the accounting firm of Ernst & Young. Mr. Rosenstein has a B.S. degree from SUNY at Buffalo, where he graduated MAGNA CUM LAUDE.

    Kim I. Pressman has been a Director, Vice President and Secretary of PriCellular since August 1994 and of Parent since 1990. Ms. Pressman also served as the Treasurer of Parent from 1990 and of PriCellular from August 1994, in each case, until December 1994. Ms. Pressman is a certified public accountant and is a graduate of Indiana University and holds an M.B.A. from New York University. Since 1990, she has served as Executive Vice President of Price Communications and is currently also a Director. Prior to joining Price Communications in 1984, Ms. Pressman was employed for three years by Peat, Marwick, Mitchell & Co., a national certified public accounting firm, and for more than three years thereafter was Supervisor, Accounting Policies for International Paper Company and then Manager, Accounting Operations for Corinthian Broadcasting Division of Dun & Bradstreet Company, a large group owner of broadcasting stations. Ms. Pressman is the Chairman and a Vice President and Treasurer of TLM Corporation. Ms. Pressman was elected to the Company's Board of Directors as a nominee of the Price family pursuant to the Stockholders Agreement.

    Steven Price has been a Senior Vice President, Corporate Development of PriCellular and Parent since December 1994 and prior thereto was Director of Business Development of PriCellular since August 1994 and of Parent since April 1993. He has been a Director since September 1996. From 1990 to 1993, Mr. Price was an attorney with Davis Polk & Wardwell. Prior thereto, Mr. Price was appointed by President Bush to serve in the U.S. State Department as Special Assistant to the Chief U.S. Nuclear Arms Negotiator and worked in the mergers and acquisitions department of Goldman, Sachs & Co. Mr. Price graduated MAGNA CUM LAUDE from Brown University, where he was elected to Phi Beta Kappa, and has a J.D. degree from Columbia University. Mr. Price is a member of the Board of Directors of the Cellular Telecommunications Industry Association (CTIA). Steven Price is a director of Price Communications, Vice President and Secretary of TLM Corporation and is the son of Robert Price.

    Andrew M. Davies has been Vice President, Intercarrier Operations of the Company and Parent since October 1996. Prior to joining the Company, Mr. Davies spent more than four years at AT&T Wireless Services, Inc. (and its predecessor, McCaw Cellular Communications, Inc.) including stints as Manager of Intercarrier Services and Senior Analyst, Finance. Mr. Davies, a certified public accountant and certified managerial accountant, graduated with a B.A. in accounting from the University of Washington.

    Steven D. Flatow has been a Vice President of Marketing of the Company and Parent since August 1996. From 1994 to 1996, Mr. Flatow owned and operated SDF Management Group, a retainer-based consulting firm serving clients in the sports, television and promotion industries. From 1986 to 1994, Mr. Flatow worked for National Hockey League Enterprises, Inc., where he held many positions from Director of Marketing and Sales to Vice President, Director of Marketing. Mr. Flatow has a B.A. degree from Cornell University and an MBA from the University of Chicago Graduate School of Business.

    Michael H. Wasserman has been Controller of the Company and Parent since March 1996. Prior to joining the Company, Mr. Wasserman served as Vice President, Finance for Sam & Libby, Inc. and prior thereto worked in the apparel business. Mr. Wasserman, a certified public accountant, has a B.S. degree from Hunter College.

    Brion B. Applegate has been a Director of PriCellular and of Parent since June 1994. He is a founder and general partner of Spectrum, a venture capital fund specializing in communications and telecommunications investments. Prior thereto, he was a general partner of funds managed by Burr, Egan, Deleage & Co. Mr. Applegate serves on the board of several private communications entities. Mr. Applegate originally was elected to the Company's Board of Directors as Spectrum's nominee pursuant to the Stockholders Agreement. The right of Spectrum to nominate a director and a member of the Executive Committee has subsequently terminated.

    Scott M. Sperling has been a director of PriCellular and Parent since February 1996. Mr. Sperling is a Managing Director of the Thomas H. Lee Company and a General Partner of its affiliated Equity Funds. Prior to this position, he served for ten years as a Managing Director of Harvard Private Capital Group, Inc. From 1981-1984, Mr. Sperling was a Senior Consultant with the Boston Consulting Group, Inc. He holds an M.B.A. from Harvard Business School and a B.S. from Purdue University. He is a Director of Beacon Properties, Inc., Softkey International, KAI Inc., Livent, Inc. and several private companies. Mr. Sperling is also a member of the corporation for the Brigham and Womens Hospital and Medical Center and is the director of several charitable organizations.

    The Board of Directors of the Company has established an Audit Committee and a Compensation and Stock Option Committee. Ms. Pressman serves on the Audit Committee. Mr. Applegate serves on the Compensation and Stock Option Committee. The Audit Committee recommends the annual engagement of auditors, with whom the Audit Committee will review the scope of audit and non-audit assignments, related fees, the accounting principles used in financial reporting, internal financial auditing procedures and the adequacy of internal control procedures. The Company anticipates that additional directors will be appointed to the Audit Committee as needed to ensure that a majority of the Audit Committee members are independent directors. The Compensation and Stock Option Committee reviews and approves the remuneration arrangements for the officers and directors of the Company and reviews and recommends new executive compensation or stock plans in which the officers and/or directors are eligible to participate, including the granting of stock options.

    The by-laws of the Company provide for the establishment of an Executive Committee, which the Board of Directors has established. The by-laws provide that the Executive Committee shall consist of four members, one of which shall be designated by each of the Price family, McCaw/AT&T Wireless, Harvard Private Capital and THL Equity Fund except during any period in which there is a significant overlap between the PCS licensed areas directly or indirectly owned, operated or controlled by, or attributed to McCaw/AT&T Wireless, AT&T or any affiliate of either and the cellular geographic service areas directly or indirectly owned, operated or controlled by, or attributed to, the Company or any affiliate thereof, in which case it shall consist of three members one of which shall be designated by each of the Price family, Harvard Private Capital and THL Equity Fund.

    The affirmative vote of the Executive Committee of the Company with no members voting against is required to designate any class or series of Preferred Stock or incur any indebtedness other than trade indebtedness incurred in the ordinary course of the Company's business and other than indebtedness not in excess of $1,000,000. The right of McCaw/AT&T Wireless and the THL Equity Fund to nominate a member to the Executive Committee shall terminate (a) with respect to McCaw/AT&T Wireless on the earlier to occur of (i) April 28, 2001 or (ii) such time as the number of fully diluted shares held by McCaw/ AT&T Wireless is less than 7% of the total number of fully diluted shares then outstanding and
(b) with respect to THL Equity Fund at such time as the number of fully diluted shares held by THL Equity Fund and certain other purchasers of shares of Series A Cumulative Convertible Preferred Stock, par value $.01 per share, of Parent is less than 4,375,000 (without giving effect to certain reductions to the conversion value provided in the certificate of designation to such shares and subject to appropriate adjustment for subdivision, combination, consolidation or reclassification of such shares into a greater or lesser number of shares). The members of the Executive Committee are Messrs. Price and Sperling. The right of Harvard Private Capital to nominate a director and a member of the Executive Committee has terminated and Harvard Private Capital's nominee has resigned.

    The Company's directors will serve until their respective successors are elected or until death, resignation or removal. Officers are appointed by, and serve at the pleasure of, the Board of Directors.

OTHER KEY EMPLOYEES

NAME                                                       AGE                             OFFICE
-----------------------------------------------------  -----------  -----------------------------------------------------

D. Michael Key.......................................          49   Director of Engineering

Pamela Fontana.......................................          31   Director of Corporate Development

Donald L. Anderson...................................          52   Regional Operations Manager--Mid-Atlantic Cluster

Thomas Buckley.......................................          34   Regional Operations Manager--New York Cluster

Randall S. Mattson...................................          37   Regional Operations Manager--Upper Midwest Cluster

Mark Dilcom..........................................          32   Director of Market Development

    D. Michael Key is the Company's Director of Engineering. Prior to joining the Company in March 1995, Mr. Key was Director of Technical Operations with Sterling Cellular since 1990. Mr. Key has worked in the cellular industry since 1987.

    Pamela Fontana is Director of Corporate Development. Prior to joining the Company, Ms. Fontana served in a similar capacity at Cellular Communications International, Inc. Ms. Fontana has an M.A. degree in international economics from the Johns Hopkins University and a B.A. degree from the University of Michigan.

    Donald L. Anderson is the Regional Operations Manager--Mid-Atlantic Cluster. Mr. Anderson has been involved in the telephone business for over thirty years. He worked for Citizens Telecom, formerly General Telephone Company, and prior to joining the Company he was Systems Manager for Highland Cellular D/B/A Cellular One.

    Thomas Buckley is Regional Operations Manager--New York Cluster. Prior to joining the Company, Mr. Buckley was the senior engineering person in the Poughkeepsie, NY MSA for United States Cellular Corporation for the past eight years.

    Randall L. Mattson is the Regional Operations Manager--Upper Midwest Cluster. Mr. Mattson previously served as the Senior System Manager for the Company's MI-1 RSA. Prior thereto, Mr. Mattson has worked in the cellular industry since 1987, including as Technical Manager for Metro Mobile and Operations Manager for C-TEC.

    Mark Dilcom is the Director of Market Development. Prior to joining PriCellular in 1995, he was Senior Account Manager for Nextel and prior thereto, held positions with Western Wireless Corporation.

                             PRINCIPAL STOCKHOLDERS

    All of the outstanding Capital Stock of the Company, consisting of 100 Shares of Common Stock, is owned by Parent. The following table provides certain information regarding the beneficial ownership of Parent's Common Stock as of September 30, 1996 (reflecting the 5-for-4 stock split of Parent's Common Stock effective October 21, 1996) by (i) each of the Company's directors and officers listed in the summary compensation table, (ii) all directors and officers as a group and (iii) each person known to the Company to be the beneficial owner of 5% or more of any class of Parent's voting securities.

                                                                                    BENEFICIAL OWNERSHIP OF
                                                                                 CLASS A AND B COMMON STOCK(1)
                                                                         ----------------------------------------------
                                                                                        PERCENTAGE OF    PERCENTAGE OF
                                                                                          COMBINED         COMBINED
NAME OF BENEFICIAL OWNER                                                    SHARES         CLASSES          VOTING
-----------------------------------------------------------------------  ------------  ---------------  ---------------
DIRECTORS AND OFFICERS
Robert Price(2)........................................................     7,464,272          18.2%            22.4%
Stuart B. Rosenstein(3)................................................       184,177           0.5              0.1
Kim I. Pressman(4).....................................................        77,735           0.2           --
Steven Price(5)........................................................     4,461,406          11.5             19.3
Brion B. Applegate(6)..................................................     2,975,980           7.6              9.9
Scott Sperling(7)......................................................     6,215,000          13.7              2.8
All directors and officers as a group (6 persons)......................    19,986,601          39.1             44.1
Other 5% Stockholders
AT&T Wireless Services, Inc.(8)........................................     6,537,544          17.0             19.4
 (formerly McCaw)
 5400 Carillon Point
 Kirkland, WA 98033
Aeneas Venture Corporation.............................................     4,051,220          10.5             18.5
 (an affiliate of Harvard Private Capital Group, Inc.)(9)
 600 Atlantic Avenue, 26th Floor
 Boston, MA 02210
The Thomas H. Lee Company(10)..........................................     6,215,000          13.9              2.8
 75 State Street
 Boston, MA 02109
Putnam Investments, Inc.(11)...........................................     5,177,485          12.2              2.4
 One Post Office Square
 Boston, MA 02109
Eileen Farbman(12).....................................................     4,642,579          12.1             21.6
 c/o Suite 3200
 45 Rockefeller Plaza
 NY, NY 10020
Janus Capital Corp.(13)................................................     3,829,298           9.9              1.8
 100 Fillmore Street
 Denver, CO 80206
Spectrum Equity Investors, L.P.(14)....................................     2,975,980           7.6              9.9
 121 High Street, 26th Floor
 Boston, MA 02110
The Public School Employes' Retirement System(15)......................     3,108,000           7.5              1.4
 5 North 5th Street, Box 125
 Harrisburg, PA 17108
Price Communications Corporation(16)...................................     3,534,585           8.8              8.5
 Suite 3200
 45 Rockefeller Plaza
 NY, NY 10020
Leo Farbman(17)........................................................     1,523,438           4.0              7.1
 c/o Suite 3200
 45 Rockefeller Plaza
 NY, NY 10020

                                                                                    BENEFICIAL OWNERSHIP OF
                                                                                 CLASS A AND B COMMON STOCK(1)
                                                                         ----------------------------------------------
                                                                                        PERCENTAGE OF    PERCENTAGE OF
                                                                                          COMBINED         COMBINED
NAME OF BENEFICIAL OWNER                                                    SHARES         CLASSES          VOTING
-----------------------------------------------------------------------  ------------  ---------------  ---------------
Alexandra Farbman(18)..................................................     1,523,438           4.0              7.1
 c/o Suite 3200
 45 Rockefeller Plaza
 NY, NY 10020
Stein Roe & Farnham Incorporated(19)...................................     1,406,250           3.7              0.7
 One South Wacker Drive
 Chicago, IL 60606
Neuberger & Berman L.P.(20)............................................       998,048           2.6              0.5
 605 Third Avenue
 New York, NY 10158
Sandler Capital Management(21).........................................       974,960           2.5              0.5
 767 Fifth Avenue
 New York, NY 10153

------------------------

    (1) As used in this table "beneficial ownership" means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. A person is deemed as of any date to have "beneficial ownership" of any security that such person has a right to acquire within 60 days after such date. Any security that any person named above has the right to acquire within 60 days is deemed to be outstanding for purposes of calculating the ownership percentage of such person, but is not deemed to be outstanding for purposes of calculating the ownership percentage of any other person.

    (2) Consists of 425,781 shares of Class B Common Stock owned directly by Mr. Price, 1,380,859 shares of Class B Common Stock held by Robert Price and Eileen Farbman, as joint tenants, 1,380,859 shares of Class B Common Stock held by Robert Price and Steven Price, as joint tenants, options to purchase 742,188 shares of Class A Common Stock granted pursuant to Parent's 1994 Stock Option Plan that are currently exercisable, 1,715,000 shares of Class A Common Stock held by Price Communications and warrants to purchase 1,819,585 shares of Class B Common Stock held by Price Communications that are currently exercisable. See footnote
        (17).

    (3) Consists of 3,906 shares of Class B Common Stock owned directly by Mr. Rosenstein, 4,178 shares of Class A Common Stock owned directly by Mr. Rosenstein, 5,078 shares of Class A Common Stock held by Stuart Rosenstein as custodian for his daughter, 195 shares of Class A Common Stock held by Stuart Rosenstein as custodian for his son and options to purchase 153,320 shares of Class A Common Stock granted pursuant to Parent's 1994 Stock Option Plan that are currently exercisable. Includes 17,500 options to purchase shares of Class A Common Stock held in custody for his children that are currently exercisable. Does not include options to purchase 190,234 shares of Class A Common Stock granted pursuant to Parent's 1994 Stock Option Plan that are not exercisable within 60 days.

    (4) Consists of 3,906 shares of Class B Common Stock owned directly by Ms. Pressman and options to purchase 48,829 shares of Class A Common Stock granted pursuant to Parent's 1994 Stock Option Plan that are currently exercisable. Does not include options to purchase 53,125 shares of Class A Common Stock granted pursuant to Parent's 1994 Stock Option Plan that are not exercisable within 60 days. Includes 25,000 options to purchase shares of Class A Common Stock held in custody for her children that are currently exercisable.

    (5) Consists of 2,754,609 shares of Class B Common Stock owned directly by Mr. Price, 1,380,859 shares of Class B Common Stock held by Robert Price and Steven Price, as joint tenants, 68,633 shares of Class A Common Stock owned directly by Mr. Price and options to purchase 153,320 shares of Class A Common Stock granted pursuant to Parent's 1994 Stock Option Plan that are currently exercisable. Includes 103,985 options to purchase shares of Class A Common Stock held in custody for his daughter. Does not include options to purchase 146,484 shares of Class A

        Common Stock granted pursuant to Parent's 1994 Stock Option Plan that are not exercisable within 60 days. Steven Price is the son of Robert Price.

    (6) All of such shares of Class A Common stock and Class B Common Stock are owned by Spectrum and attributed to Mr. Applegate, a General Partner of Spectrum, pursuant to the definition of beneficial ownership provided in footnote (1).

    (7) All such shares of Class A Common Stock are owned by The Thomas H. Lee Company and attributed to Mr. Sperling, a Managing Director of The Thomas H. Lee Company, pursuant to the definition of beneficial ownership provided in footnote (1).

    (8) Consists of 3,925,781 shares of Class B Common Stock and 2,611,763 shares of Class A Common Stock.

    (9) Consists of 3,994,945 shares of Class B Common Stock currently outstanding and warrants to purchase 56,275 shares of Class B Common Stock that are currently exercisable. The per share price at which shares may be purchased pursuant to the warrants is $4.75 subject to adjustment.

   (10) Consists of 6,215,000 shares of Class A Common Stock currently issuable (subject to adjustments) upon conversion of 54,728 shares of Parent's Series A Cumulative Convertible Preferred Stock (the "Convertible Preferred Stock") held by Thomas H. Lee Equity Fund III L.P. and 5,272 shares of Convertible Preferred Stock held by THL-CCI Investors Limited Partnership.

   (11) Consists of 4,031,000 shares of Class A Common Stock issuable upon conversion of Parent's outstanding 10 3/4% Senior Subordinated Convertible Discount Notes due 2004 and 1,146,485 shares of Class A Common Stock. Information with respect to the shares of Class A Common Stock held is based on a Schedule 13G dated February 8, 1995, which reflects the collective beneficial ownership of Marsh & McLennan Companies, Inc., Putnam Investments, Inc. and its two wholly owned registered investment advisers (Putnam Investment Management, Inc. and The Putnam Advisory Company, Inc.) and the Putnam New Opportunities Fund (the "Fund") (collectively, the "Putnam Entities"). According to the
        Schedule 13G, none of the Putnam Entities have the sole power to vote or dispose of any such shares of Class A Common Stock nor (except the Fund with respect to 506,250 of such shares) the shared power to vote any of such shares and all of the Putnam Entities have the shared power to dispose of such shares.

   (12) Consists of 214,844 shares of Class B Common Stock owned directly by Ms. Farbman, 1,380,859 shares of Class B Common Stock held by Robert Price and Eileen Farbman, as joint tenants, 761,719 shares of Class B Common Stock held by Eileen Farbman and Leo Farbman, as joint tenants, 761,719 shares of Class B Common Stock held by Eileen Farbman and Alexandra Farbman, as joint tenants and 761,719 shares of Class B Common Stock held by Eileen Farbman as custodian for Leo Farbman UGTMA until age 21 and 761,719 shares of Class B Common Stock held by Eileen Farbman as custodian for Alexandra Farbman UGTMA until age 21. Eileen Farbman is the daughter of Robert Price.

   (13) Consists of 3,829,298 shares of Class A Common Stock.

   (14) Consists of 2,055,989 shares of Class B Common Stock, 298,491 shares of Class A Common Stock currently outstanding and 621,500 shares of Class A Common Stock currently issuable upon conversion of 6,000 shares of the Convertible Preferred Stock.

   (15) Consists of 3,051,954 shares of Class A Common Stock currently issuable upon conversion of 30,000 shares of the Convertible Preferred Stock.

   (16) Consists of 1,715,000 shares of Class A Common Stock currently outstanding and 1,819,585 shares of Class B Common Stock issuable pursuant to warrants that are currently exercisable. The per share price at which shares may be purchased pursuant to the warrants is $5.01 subject to adjustment.

   (17) Consists of 761,719 shares of Class B Common Stock held by Eileen Farbman and Leo Farbman, as joint tenants and 761,719 shares of Class B Common Stock held by Eileen Farbman as custodian for Leo Farbman UGTMA until age 21. Leo Farbman is the son of Eileen Farbman and grandson of Robert Price.

   (18) Consists of 761,719 shares of Class B Common Stock held by Eileen Farbman and Alexandra Farbman, as joint tenants and 761,719 shares of Class B Common Stock held by Eileen Farbman as custodian for Alexandra Farbman UGTMA until age 21. Alexandra Farbman is the daughter of Eileen Farbman and granddaughter of Robert Price.

   (19) Represents 1,406,250 shares of Class A Common Stock. Information is based on a Schedule 13G dated February 12, 1996, which reflects the collective beneficial ownership of Stein Roe & Farnham Incorporated ("SR&F") and the Stein Roe Special Fund, Inc. (the "Special Fund"). According to the Schedule 13G, the Special Fund has the sole power to vote such shares of Class A Common Stock and SR&F has the sole power to dispose of such shares.

   (20) Represents 998,048 shares of Class A Common Stock. Information is based on a Schedule 13G dated February 12, 1996, which reflects the collective beneficial ownership of Neuberger & Berman L.P., Neuberger & Berman Management Inc. and Neuberger & Berman Focus Portfolio (collectively, the "Neuberger Entities"). According to the Schedule 13G, each of the Neuberger Entities has shared power to vote or dispose of any of such shares of Class A Common Stock.

   (21) Represents 974,960 shares of Class A Common Stock. Information is based on a Schedule 13D dated June 27, 1996, which reflects the collective beneficial ownership of Sandler Capital Management ("SCM"), Harvey Sandler, Barry Lewis, John Kornreich, Michael Marocco, Andrew Sandler and Phyllis Sandler. Harvey Sandler and Phyllis Sandler have sole power to vote and to dispose of 187,773 and 20,969 of such shares of Class A Common Stock, respectively. SCM and each of Harvey Sandler, Barry Lewis, John Kornreich, Michael Marocco and Andrew Sandler have shared power to vote and to dispose of 348,719 and 417,500 of such shares, respectively.

                              DESCRIPTION OF NOTES

GENERAL

    The New Notes will be issued under the Indenture, dated as of November 1, 1996 (the "Indenture"), by and among the Company and The Bank of Montreal Trust Company, as trustee (the "Trustee"), which has been filed as an exhibit to the Registration Statement of which this Prospectus constitutes a part. The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939 (the "Trust Indenture Act"). The Notes are subject to all such terms, and holders of Notes are referred to the Indenture and the Trust Indenture Act for a statement thereof. The following summaries of certain provisions of the Indenture are summaries only, do not purport to be complete and are qualified in their entirety by reference to all of the provisions of those documents. Capitalized terms used herein and not otherwise defined shall have the meanings assigned to them in the Indenture. Wherever particular provisions of the Indenture are referred to in this summary, such provisions are incorporated by reference as a part of the statements made and such statements are qualified in their entirety by such reference.


    The terms of the New Notes are identical in all material respects to the terms of the Old Notes, except for certain transfer restrictions and registration rights relating to the Old Notes and except that, if the Exchange Offer is not consummated by May 5, 1997, Holders that have complied with their obligations under the Registration Rights Agreement will be entitled, subject to certain exceptions, to liquidated damages in an amount equal to $.05 per calendar week per $1,000 principal amount of Old Notes held by such Holder until August 3, 1997 and up to $.25 per calendar week per $1,000 principal amount thereafter until the consummation of the Exchange Offer.


    The Notes will be general unsecured obligations of the Company ranking senior to all subordinated Indebtedness of the Company and PARI PASSU in right of payment to all other existing and future Indebtedness of the Company. As of September 30, 1996, on a pro forma basis after giving effect to the issuance and sale of the Notes, the application of the estimated net proceeds therefrom and the Pending Transactions described herein under "Unaudited Pro Forma Condensed Consolidated Financial Statements," the Company would have had no senior Indebtedness outstanding other than the Notes offered hereby and $303.5 million of subordinated Indebtedness. The Company is a holding company and, therefore, the Notes will be effectively subordinated to all liabilities (including trade payables) of the Company's subsidiaries, which at September 30, 1996, on a pro forma basis as described above, would have been $28.2 million. The Notes will be issued only in fully registered form, without coupons, in denominations of $1,000 and integral multiples thereof.

    The Notes will mature on November 1, 2004. The Notes will bear interest at the rate per annum stated on the cover page of this Prospectus from November 6, 1996 or from the most recent Interest Payment Date to which interest has been paid or provided for, payable semi-annually on May 1 and November 1 of each year, commencing May 1, 1997 to the Persons in whose names such Notes are registered at the close of business on the April 15 or October 15 preceding such Interest Payment Date.

    The Indenture does not contain provisions which would afford Holders of the Notes protection in the event of a decline in the Company's credit quality resulting from highly leveraged or other similar transactions involving the Company.

    Principal of, premium, liquidated damages, if any, and interest on the Notes will be payable, and, subject to the following provisions, the Notes may be presented for registration of transfer or exchange, at the office or agency of the Company maintained for such purpose, which office or agency shall be maintained in the Borough of Manhattan of The City of New York. At the option of the Company, payment of interest may be made by check mailed to the Holders of the Notes at the addresses set forth upon the registry books of the Company. No service charge will be made for any registration of transfer or exchange of Notes, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. Until otherwise designated by the Company, the Company's office or agency will be the corporate trust office of the Trustee presently located at 77 Water Street, 4th Floor, New York, New York 10005 c/o Corporate Trust Department.

    The Company conducts its operations through its subsidiaries. Accordingly, the Company's ability to meet its cash obligations is dependent upon the ability of its subsidiaries to make cash distributions to the Company. Furthermore, any right of the Company to receive the assets of any of its subsidiaries upon any such subsidiary's liquidation (and the consequent right of the Holders of the Notes to participate in the distribution of the proceeds of those assets) effectively will be subordinated by operation of law to the claims of such subsidiary's creditors (including trade creditors) and holders of its preferred stock, except to the extent that the Company is itself recognized as a creditor or preferred stockholder of such subsidiary, in which case the claims of the Company would still be subordinate to any indebtedness or preferred stock of such subsidiary senior in right of payment to that held by the Company. In the event of the liquidation, bankruptcy, reorganization, insolvency, receivership or similar proceeding or any assignment for the benefit of the creditors of the Company or a marshalling of assets or liabilities of the Company, Holders of the Notes may receive ratably less than other such creditors or interest holders.

OPTIONAL REDEMPTION

    The Company will not have the right to redeem any Notes prior to November 1, 2000. On or after November 1, 2000, the Company will have the right to redeem all or any part of the Notes in cash at the redemption prices (expressed as a percentage of the aggregate principal amount thereof) set forth below, in each case including accrued and unpaid interest, if any, to the applicable Redemption Date (subject to the right of Holders of record on the relevant Regular Record Date to receive interest due on an Interest Payment Date that is on or prior to the Redemption Date) if redeemed during the 12-month period beginning November 1, of the years indicated below:

                                                                                   REDEMPTION
YEAR                                                                                  PRICE
---------------------------------------------------------------------------------  -----------
2000.............................................................................     105.375%
2001.............................................................................     103.583%
2002.............................................................................     101.791%
2003 and thereafter..............................................................     100.000%

    In the case of a partial redemption, the Trustee shall select the Notes or portions thereof for redemption on a PRO RATA basis or in such other manner as it deems appropriate and fair. The Notes may be redeemed in part in multiples of $1,000 only.

    The Notes will not have the benefit of a sinking fund.

    Subject to the following, notice of any redemption will be sent, by first-class mail, at least 30 days and not more than 60 days prior to the date fixed for redemption to the Holder of each Note to be redeemed to such Holder's last address as then shown upon the books of the Registrar. Any notice which relates to a Note to be redeemed in part only must state the portion of the principal amount to be redeemed and must state that on and after the date fixed for redemption, upon surrender of such Note, a new Note or Notes in a principal amount equal to the unredeemed portion thereof will be issued. On and after the date fixed for redemption, interest will cease to accrue on the portions of the Notes called for redemption.

CERTAIN COVENANTS

    REPURCHASE OF NOTES AT THE OPTION OF THE HOLDER UPON A CHANGE OF CONTROL

    The Indenture provides that in the event that a Change of Control has occurred, each Holder of Notes will have the right, at such holder's option, pursuant to an irrevocable and unconditional offer by the

Company (the "Change of Control Offer"), to require the Company to repurchase all or any part (equal to $1,000 principal amount or an integral multiple thereof) of such Holder's Notes, on a date (the "Change of Control Purchase Date") that is no later than 45 Business Days after the occurrence of such Change of Control at a cash price (the "Change of Control Purchase Price") equal to 101% of the aggregate principal amount thereof, together with any accrued and unpaid interest to the Change of Control Purchase Date. The Change of Control Offer shall be made within 20 Business Days following a Change of Control and shall remain open for 20 Business Days following its commencement (the "Change of Control Offer Period"). Upon expiration of the Change of Control Offer Period, the Company shall purchase all Notes properly tendered in response to the Change of Control Offer.

    On or before the Change of Control Purchase Date, the Company will (i) accept for payment Notes or portions thereof properly tendered pursuant to the Change of Control Offer, (ii) deposit with the Paying Agent cash sufficient to pay the Change of Control Purchase Price (together with accrued and unpaid interest) of all Notes so tendered and (iii) deliver to the Trustee Notes so accepted together with an Officers' Certificate listing the Notes or portions thereof being purchased by the Company. The Paying Agent promptly will deliver to the Holders of Notes so accepted payment in an amount equal to the Change of Control Purchase Price (together with any accrued and unpaid interest), and the Trustee will promptly authenticate and mail or deliver to such Holders a new Note equal in principal amount to any unpurchased portion of the Note surrendered. Any Notes not so accepted will be promptly mailed or delivered by the Company to the Holder thereof. The Company will announce publicly the results of the Change of Control Offer on or as soon as practicable after the Change of Control Purchase Date.

    The Change of Control purchase feature of the Notes may make more difficult or discourage a takeover of the Company or Parent, and, thus, the removal of incumbent management. The Change of Control purchase feature resulted from negotiations between the Company, Parent and the Initial Purchasers and is not the result of any intention on the part of the Company or Parent or their management to discourage the acquisition of the Company or Parent.

    Any Change of Control Offer will be made in compliance with all applicable laws, rules and regulations, including, if applicable, Regulation 14E under the Exchange Act and the rules thereunder and all other applicable Federal and state securities laws and the Company may modify a Change of Control Offer to the extent necessary to effect such compliance.

    LIMITATION ON INCURRENCE OF ADDITIONAL INDEBTEDNESS

    The Indenture provides that after the Issue Date the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, issue, create, incur, assume, guarantee or otherwise directly or indirectly become liable for (including as a result of an acquisition), or otherwise become responsible for, contingently or otherwise (individually or collectively, to "Incur" or, as appropriate, an "Incurrence"), any Indebtedness. Neither the accrual of interest (including the issuance of "pay in kind" securities or similar instruments in respect of such accrued interest) pursuant to the terms of Indebtedness Incurred in compliance with this covenant, nor the accretion of original issue discount, nor the mere extension of the maturity of any Indebtedness shall be deemed to be an Incurrence of Indebtedness.

    Notwithstanding the foregoing, if there exists no Default or Event of Default immediately prior and subsequent thereto, the Company may incur Indebtedness if the Company's Annualized Operating Cash Flow Ratio, after giving effect to the Incurrence of such Indebtedness, would have been less than 8 to 1.

    In addition, if there exists no Default or Event of Default immediately prior and subsequent thereto, the foregoing limitations will not apply to the Incurrence of (i) Indebtedness by the Company or any of its Restricted Subsidiaries constituting Existing Indebtedness, reduced by repayments of and permanent reductions in commitments in satisfaction of the Net Cash Proceeds application requirement set forth in the "Limitation on Asset Sales and Sales of Subsidiary Stock" covenant and by repayments and permanent reductions in amounts outstanding pursuant to scheduled amortizations and mandatory prepayments in accordance with the terms thereof, (ii) Indebtedness by the Company evidenced by the Notes, (iii)(A) Permitted Acquisition Indebtedness by the Company that satisfies the provisions of clause (x) of the definition thereof or (B) Permitted Acquisition Indebtedness by any Restricted Subsidiary that satisfies the provisions of clause (y) of the definition thereof, (iv) Indebtedness between the Company and any Restricted Subsidiary of the Company or between Restricted Subsidiaries of the Company, PROVIDED that, in the case of Indebtedness of the Company, such obligations shall be unsecured and subordinated in all respects to the Holders' rights pursuant to the Notes, (v) Capitalized Lease Obligations and Purchase Money Indebtedness in an aggregate amount or aggregate principal amount, as the case may be, outstanding at any time not to exceed in the aggregate $10,000,000, PROVIDED that in the case of Purchase Money Indebtedness, such Indebtedness shall not constitute less than 75% nor more than 100% of the cost (determined in accordance with GAAP) to the Company or such Restricted Subsidiary of the property purchased or leased with the proceeds thereof, (vi) Indebtedness of the Company or any Restricted Subsidiary arising from agreements providing for indemnification, adjustment of purchase price or similar obligations, or from guarantees or letters of credit, surety bonds or performance bonds securing any obligations of the Company or its Restricted Subsidiaries pursuant to such agreements, in any case Incurred in connection with the disposition of any business, assets or Restricted Subsidiary of the Company to the extent none of the foregoing results in the obligation to repay an obligation for money borrowed by any Person and are limited in aggregate amount to no greater than 10% of the fair market value of such business, assets or Restricted Subsidiary so disposed of, (vii) any guarantee by any Restricted Subsidiary of any (A) Senior Indebtedness Incurred in compliance with this covenant or (B) Indebtedness Incurred pursuant to clause (ix) of this paragraph, (viii) Indebtedness of the Company or any Restricted Subsidiary under standby letters of credit or reimbursement obligations with respect thereto issued in the ordinary course of business and consistent with industry practices limited in aggregate amount to $2,000,000 at any one time outstanding, (ix) Indebtedness of the Company (other than Indebtedness permitted by clauses (i) through (viii) or (x) hereof) not to exceed $50,000,000 at any one time outstanding and (x) Refinancing Indebtedness Incurred to extend, renew, replace or refund Indebtedness permitted under clauses (i) (as so reduced in amount),
(ii), (iii) and (x) of this paragraph.

    Indebtedness of any Person that is not a Restricted Subsidiary of the Company (or that is a Non-Recourse Restricted Subsidiary designated to be a Restricted Subsidiary, but no longer a Non-Recourse Restricted Subsidiary), which Indebtedness is outstanding at the time such Person becomes such a Restricted Subsidiary of the Company or is merged with or into or consolidated with the Company or a Restricted Subsidiary of the Company shall be deemed to have been Incurred, as the case may be, at the time such Person becomes such a Restricted Subsidiary of the Company, or is merged with or into or consolidated with the Company or a Restricted Subsidiary of the Company.

    LIMITATION ON RESTRICTED PAYMENTS

    The Indenture provides that after the Issue Date the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, make any Restricted Payment, if, immediately prior or after giving effect thereto (a) a Default or an Event of Default would exist, (b) the Company's Annualized Operating Cash Flow Ratio for the Reference Period would exceed 8.7 to 1, or (c) the aggregate amount of all Restricted Payments made by the Company and its Restricted Subsidiaries, including such proposed Restricted Payment (if not made in cash, then the fair market value of any property used therefor) from and after the Issue Date and on or prior to the date of such Restricted Payment, shall exceed the sum of (i) the amount determined by subtracting (x) 2.0 times the aggregate Consolidated Interest Expense of the Company for the period (taken as one accounting period) from the Issue Date to the last day of the last full fiscal quarter prior to the date of the proposed Restricted Payment (the "Computation Period") from (y) Operating Cash Flow of the Company for the Computation Period, plus (ii) the aggregate Net Proceeds received by the Company from the sale (other than to a Subsidiary of the Company) of its Qualified Capital Stock after the Issue Date and on or prior to the date of such Restricted Payment, plus (iii) to the extent not otherwise included in clauses
(i) or (ii), above, an amount equal to the net reduction in

Investments in Unrestricted Subsidiaries resulting from payments of dividends, repayment of loans or advances, or other transfers of assets, in each case to the Company or any Wholly Owned Restricted Subsidiary of the Company from Unrestricted Subsidiaries, or from redesignations of Unrestricted Subsidiaries as Restricted Subsidiaries (valued in each case as provided in the definition of "Investments"), not to exceed, in the case of any Unrestricted Subsidiary, the amount of Investments previously made by the Company and any Restricted Subsidiary in such Unrestricted Subsidiary.

    Notwithstanding the foregoing, the provisions set forth in clause (b) or (c) of the immediately preceding paragraph will not prohibit (i) the use of an aggregate of $12,000,000 to be used for Restricted Payments not otherwise permitted by this "Limitation on Restricted Payments" covenant, (ii) the payment of any dividend within 60 days after the date of its declaration if such dividend could have been made on the date of its declaration in compliance with the foregoing provisions and (iii) the redemption, defeasance, repurchase or other acquisition or retirement of any Indebtedness or Capital Stock of the Company or its Restricted Subsidiaries either in exchange for or out of the Net Proceeds of the substantially concurrent sale (other than to a Subsidiary of the Company) of Qualified Capital Stock (in the case of any redemption, defeasance, repurchase or other acquisition or retirement of any Junior Indebtedness or Capital Stock of the Company or its Restricted Subsidiaries) or Junior Indebtedness (in the case of any redemption, defeasance, repurchase or other acquisition or retirement of any Indebtedness of the Company or its Restricted Subsidiaries) of the Company.

    In determining the aggregate amount expended for Restricted Payments in accordance with clause (c) of the first paragraph of this description of the "Limitations on Restricted Payments" covenant, 100% of the amounts expended under clauses (i) through (iii) of the immediately preceding paragraph shall be deducted.

    LIMITATION ON RESTRICTING SUBSIDIARY DIVIDENDS

    The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, assume or suffer to exist any consensual encumbrance or restriction on the ability of any Restricted Subsidiary of the Company to pay dividends or make other distributions on the Capital Stock of any Restricted Subsidiary of the Company or pay or satisfy any obligation to the Company or any of its Restricted Subsidiaries or otherwise transfer assets or make or pay loans or advances to the Company or any of its Restricted Subsidiaries, except encumbrances and restrictions existing under (i) the Indenture and the Notes, (ii) any Existing Indebtedness, (iii) the Credit Agreement, (iv) any applicable law or any governmental or administrative regulation or order, (v) Refinancing Indebtedness permitted under the Indenture, PROVIDED that the restrictions contained in the instruments governing such Refinancing Indebtedness are no more restrictive in the aggregate than those contained in the instruments governing the Indebtedness being refinanced immediately prior to such refinancing, (vi) restrictions with respect solely to a Restricted Subsidiary of the Company imposed pursuant to a binding agreement which has been entered into for the sale or disposition of all or substantially all of the Capital Stock or assets of such Restricted Subsidiary, PROVIDED such restrictions apply solely to the Capital Stock or assets being sold of such Restricted Subsidiary, (vii) restrictions contained in any agreement relating to the financing of the acquisition of a Person or real or tangible personal property after the Issue Date which are not applicable to any Person or property, other than the Person or property so acquired and which either (A) were not put in place in anticipation of or in connection with such acquisition or (B) constituted Permitted Acquisition Indebtedness of a Person satisfying the provisions of clause (y) of the definition thereof or (viii) any agreement (other than those referred to in clause (vii)) of a Person acquired by the Company or a Restricted Subsidiary of the Company, which restrictions existed at the time of acquisition. Notwithstanding the foregoing, neither (a) customary provisions restricting subletting or assignment of any lease entered into the ordinary course of business, consistent with past practices nor (b) Liens on assets securing Senior Indebtedness, shall in and of themselves be considered a restriction on the ability of the applicable Restricted Subsidiary to transfer such agreement or assets, as the case may be.

    LIMITATION ON USE OF PROCEEDS; OFFER TO PURCHASE

    At least $95,000,000 of all proceeds (net of underwriting discounts and commissions and other transaction expenses received by the Company from the sale of the Old Notes) shall be applied by the Company to Permitted Proceeds Uses. Simultaneously with the closing of the sale of the Notes, the net proceeds therefrom shall either be applied concurrently with the closing of the sale of the Notes to the purchase of properties constituting Pending Transactions or be held by the Company in a segregated account, pending the application of such net proceeds in compliance with this covenant.

    In the event that at least $95,000,000 of the proceeds have not been so applied by the Company on or before March 26, 1997 the Company will make an unconditional and irrevocable pro rata offer to all Holders of the Notes (a "Proceeds Purchase Offer") to repurchase for cash, such Holders' outstanding Notes with an original aggregate issue price equal to the net proceeds (as determined above) from the sale of the Notes, less the amount thereof previously applied to Permitted Proceeds Uses (the "Proceeds Purchase Offer Amount"), at a purchase price (the "Proceeds Purchase Offer Price") equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest to the date of repurchase. The Company will be required to keep the Proceeds Purchase Offer open for 20 Business Days following its commencement and no longer, except to the extent that a longer period is required by applicable law (the "Proceeds Purchase Offer Period"). Upon the expiration of the Proceeds Purchase Offer Period, the Company shall apply the Proceeds Purchase Offer Amount to the repurchase, on a pro rata basis, of all outstanding Notes tendered pursuant to the Proceeds Purchase Offer at the Proceeds Purchase Offer Price.

    LIMITATION ON TRANSACTIONS WITH RELATED PERSONS

    The Indenture provides that, after the Issue Date, the Company will not, and will not permit any of its Restricted Subsidiaries or Unrestricted Subsidiaries to, enter into any contract, agreement, arrangement or transaction with any Related Person (each a "Related Person Transaction"), or any series of Related Person Transactions, except for transactions made in good faith, the terms of which are (i) fair and reasonable to the Company or such Subsidiary, as the case may be, and (ii) are at least as favorable as the terms which could be obtained by the Company or such Subsidiary, as the case may be, in a comparable transaction made on an arm's length basis with Persons who are not Related Persons.

    Without limiting the foregoing, (a) any Related Person Transaction or series of Related Person Transactions with an aggregate value in excess of $1,000,000 must first be approved by a majority of the Board of Directors of the Company who are disinterested in the subject matter of the transaction pursuant to a Board Resolution, and (b) with respect to any Related Person Transaction or series of Related Person Transactions with an aggregate value in excess of $5,000,000, the Company must first obtain a favorable written opinion from an independent financial advisor of national reputation as to the fairness from a financial point of view of such transaction to the Company or such Subsidiary, as the case may be.

    Notwithstanding the foregoing, the following shall not constitute Related Person Transactions: (i) reasonable and customary payments on behalf of directors, officers or employees of the Company or any of its Restricted Subsidiaries, or in reimbursement of reasonable and customary payments or reasonable and customary expenditures made or incurred by such Persons as directors, officers or employees, (ii) any contract, agreement, arrangement, or transaction solely between or among the Company and any of its Restricted Subsidiaries or between or among Restricted Subsidiaries of the Company, (iii) any Restricted Payment of the type described by clauses (i) and (ii) of the definition thereof made to all stockholders on a PRO RATA basis and not prohibited by the "Limitation on Restricted Payments" covenant, (iv) any loan or advance by the Company or a Restricted Subsidiary to employees of the

Company or a Restricted Subsidiary in the ordinary course of business, in an aggregate amount at any one time outstanding not to exceed $300,000, (v) any payment pursuant to a tax-sharing agreement between the Company and any other Person with which the Company is required or permitted to file a consolidated tax return or with which the Company is or could be part of a consolidated group for tax purposes, which payments are not in excess of the tax liabilities attributable solely to the Company and its Restricted Subsidiaries (as a consolidated group) and (vi) any transaction pursuant to an agreement described in or referred to under "Acquisitions and Dispositions" as in effect on the Issue Date.

    LIMITATION ON ASSET SALES AND SALES OF SUBSIDIARY STOCK

    The Indenture provides that after the Issue Date the Company will not, and will not permit any of its Restricted Subsidiaries to, in one or a series of related transactions, convey, sell, transfer, assign or otherwise dispose of, directly or indirectly, any of its property, businesses or assets, including by merger or consolidation, and including any sale or other transfer or issuance of any Capital Stock of any Restricted Subsidiary of the Company, whether by the Company or a Restricted Subsidiary (an "Asset Sale"), unless (1)(a) within 360 days after the date of such Asset Sale, an amount equal to the Net Cash Proceeds therefrom (the "Asset Sale Offer Amount") are applied to the optional redemption of the Notes in accordance with the terms of the Indenture and other Indebtedness of the Company ranking on a parity with the Notes from time to time outstanding with similar provisions requiring the Company to make an offer to purchase or to redeem such Indebtedness with the proceeds from asset sales, pro rata in proportion to the respective principal amounts (or accreted values in the case of Indebtedness issued with an original issue discount) of the Notes and such other Indebtedness then outstanding or to the repurchase of the Notes and such other Indebtedness pursuant to an irrevocable, unconditional offer (the "Asset Sale Offer") to repurchase such Indebtedness at a purchase price (the "Asset Sale Offer Price") of 100% of the principal amount thereof in the case of the Notes or 100% of the principal amount (or accreted value in the case of Indebtedness issued with an original issue discount) plus, in each case, accrued interest to the date of payment, made within 330 days of such Asset Sale, or (b) within 330 days of such Asset Sale, the Asset Sale Offer Amount is (i) invested (or committed, pursuant to a binding commitment subject only to reasonable, customary closing conditions, to be invested, and in fact is so invested, within an additional 90 days) in tangible assets and property (other than notes, obligations or securities), which in the good faith reasonable judgment of the Board of Directors of the Company are of a type used in a Related Business, or Capital Stock of a Person (which, if such Person becomes a Subsidiary of the Company by virtue of such Asset Sale, shall initially be designated a Restricted Subsidiary) all or substantially all of whose assets and property (in the good faith reasonable judgment of the Board of Directors of the Company) are of a type used in a Related Business (PROVIDED that, with respect to such Capital Stock, all of the requirements of the last proviso of clause (v) of the following paragraph shall have been satisfied) or (ii) used to retire Senior Indebtedness, (2) with respect to any transaction or related series of transactions of securities, property or assets with an aggregate fair market value in excess of $1,000,000, at least 75% of the value of consideration for the assets disposed of in such Asset Sale (excluding (a) Senior Indebtedness (and any Refinancing Indebtedness issued to refinance any such Indebtedness) assumed by a transferee which assumption permanently reduces the amount of Indebtedness outstanding on the Issue Date and permitted to have been Incurred pursuant to the covenant "Limitation on Incurrence of Additional Indebtedness" (including that in the case of a revolver or similar arrangement that makes credit available, such commitment is permanently reduced by such amount), (b) Purchase Money Indebtedness secured exclusively by the assets subject to such Asset Sale which is assumed by a transferee and (c) marketable securities that are promptly converted into cash or Cash Equivalents) consists of cash or Cash Equivalents, provided that any cash or Cash Equivalents received within 12 months following any such Asset Sale upon conversion of any property or assets (other than in the form of cash or Cash Equivalents) received in consideration of such Asset Sale shall be applied promptly in the manner required of Net Cash Proceeds of any such Asset Sale as set forth above, (3) no Default or Event of Default shall occur or be continuing after giving effect to, on a pro forma basis, such Asset Sale, and (4) the Board of Directors of the Company determines in good faith that the Company or such Restricted Subsidiary, as applicable, would receive fair

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market value in consideration of such Asset Sale. The Indenture provides that an
Asset Sale Offer may be deferred until the accumulated Net Cash Proceeds from Asset Sales not applied to the uses set forth in (1)(b) above exceeds $5,000,000 and that each Asset Sale Offer shall remain open for 20 Business Days following its commencement and no longer, except as otherwise required by applicable law (the "Asset Sale Offer Period"). Upon expiration of the Asset Sale Offer Period, the Company shall apply the Asset Sale Offer Amount, plus an amount equal to accrued interest to the purchase of all Indebtedness properly tendered (on a PRO RATA basis as described above if the Asset Sale Offer Amount is insufficient to purchase all Indebtedness so tendered) at the Asset Sale Offer Price (together with accrued interest).

        Notwithstanding the foregoing provisions of the prior paragraph:

        (i) the Company and its Restricted Subsidiaries may, in the ordinary course of business, convey, sell, lease, transfer, assign or otherwise dispose of assets acquired and held for resale in the ordinary course of business;

        (ii) the Company and its Restricted Subsidiaries may convey, sell, lease, transfer, assign or otherwise dispose of assets pursuant to and in accordance with the "Limitation on Mergers, Sales or Consolidations";

       (iii) the Company and its Restricted Subsidiaries may sell or dispose of damaged, worn out or other obsolete property in the ordinary course of business so long as such property is no longer necessary for the proper conduct of the business of the Company or such Restricted Subsidiary, as applicable;

        (iv) the Company and its Restricted Subsidiaries may convey, sell, lease, transfer, assign or otherwise dispose of assets to the Company or any of its Restricted Subsidiaries; and

        (v) the Company and its Restricted Subsidiaries may, in the ordinary course of business (or, if otherwise than in the ordinary course of business, upon receipt of a favorable written opinion by an independent financial advisor of national reputation as to the fairness from a financial point of view to the Company or such Restricted Subsidiary of the proposed transaction), exchange all or a portion of its property, businesses or assets for property, businesses or assets which, or Capital Stock of a Person all or substantially all of whose assets, are of a type used in a Related Business (provided that such Person shall initially be designated a Restricted Subsidiary if such Person becomes a Subsidiary of the Company by virtue of such Asset Sale), or a combination of any such property, businesses or assets, or Capital Stock of such a Person and cash or Cash Equivalents; provided that (i) there shall not exist immediately prior or subsequent thereto a Default or an Event of Default, (ii) a majority of the independent directors of the Board of Directors of the Company shall have approved a resolution of the Board of Directors that such exchange is fair to the Company or such Restricted Subsidiary, as the case may be, and (iii) any cash or Cash Equivalents received pursuant to any such exchange shall be applied in the manner applicable to Net Cash Proceeds from an Asset Sale as set forth pursuant to the provisions of the immediately preceding paragraph of this covenant; and PROVIDED, further, that any Capital Stock of a Person received in an Asset Sale pursuant to this clause (v) shall be owned directly by the Company or a Restricted Subsidiary and, when combined with the Capital Stock of such Person already owned by the Company and its Restricted Subsidiaries, shall constitute a majority of the voting power and Capital Stock of such Person, unless (A)(i) the Company has received a binding commitment from such Person (or the direct or indirect parent of such Person) that such Person (or the direct or indirect parent of such Person) will distribute to the Company in cash an amount equal to the Company's Annualized Operating Cash Flow (determined as of the date of such Asset Sale) attributable to the property, business or assets of the Company and its Restricted Subsidiaries exchanged in connection with such Asset Sale during each consecutive 12-month period subsequent to such Asset Sale (unless and until the Company shall have sold all of such Capital Stock, provided that the provisions of clause (B) below, if applicable, shall have been satisfied), (ii) immediately after such Asset Sale the aggregate number of Net Pops of the wireless communications systems in which the Company or any of its Restricted Subsidiaries has ownership interests ("Company Systems") that are

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
    owned directly by a Person or Persons a majority of whose voting power and Capital Stock is owned directly or indirectly by the Company is no less than 80% of the aggregate number of Net Pops of Company Systems immediately prior to such Asset Sale and (iii) upon consummation of such Asset Sale, on a pro forma basis, the ratio of such Person's Annualized Operating Cash Flow to the product of Consolidated Interest Expense for the Reference Period multiplied by four (but excluding from Consolidated Interest Expense all amounts that are not required to be paid in cash on a current basis) shall be at least 1 to 1, or (B) in the case of Capital Stock of a Person that is not a Subsidiary of the Company owned by the Company or a Restricted Subsidiary that is exchanged (the "Exchanged Capital Stock") for Capital Stock of another Person all or substantially all of whose assets are of a type used in a Related Business, either (i) the Exchanged Capital Stock shall not have been acquired prior to such Asset Sale in reliance upon clause (A) of this proviso or (ii) the requirements of subclauses (A)(i) (based on the original guaranteed cash flow) and (A)(iii) shall be satisfied with respect to any Capital Stock acquired in consideration of the Exchanged Capital Stock.

    Restricted Payments that are made in compliance with, and are counted against amounts available to be made as Restricted Payments pursuant to clause
(c) of, the "Limitation on Restricted Payments" covenant, without giving effect to clause (i) of the second paragraph thereof, shall not be deemed to be Asset Sales.

    Any Asset Sale Offer shall be made in compliance with all applicable laws, rules, and regulations, including, if applicable, Regulation 14E of the Exchange Act and the rules and regulations thereunder and all other applicable Federal and state securities laws.

    LIMITATIONS ON LIENS

    The Indenture provides that the Company will not and will not permit any Restricted Subsidiary, directly or indirectly, to Incur or suffer to exist any Lien (other than Permitted Liens) upon any of its property or assets, whether now owned or hereafter acquired.

    LIMITATION ON STATUS AS INVESTMENT COMPANY

    The Indenture prohibits the Company and its Restricted Subsidiaries from becoming "investment companies" (as that term is defined in the Investment Company Act of 1940, as amended), or from otherwise becoming subject to regulation under the Investment Company Act.

    LIMITATION ON MERGER, SALE OR CONSOLIDATION

    The Indenture provides that the Company will not consolidate with or merge with or into another Person, or sell, lease, convey, transfer or otherwise dispose of all or substantially all of its assets (computed on a consolidated basis), whether in a single transaction or a series of related transactions, to another Person or group of affiliated Persons, unless (i) either (a) the Company is the continuing entity or (b) the resulting, surviving or transferee entity is a corporation organized under the laws of the United States, any state thereof or the District of Columbia and expressly assumes by supplemental indenture all of the obligations of the Company in connection with the Notes and the Indenture; (ii) no Default or Event of Default shall exist or shall occur immediately after giving effect on a pro forma basis to such transaction;
(iii)(A) immediately after giving effect to such transaction on a pro forma basis, the consolidated resulting surviving or transferee entity would immediately thereafter be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Annualized Operating Cash Flow Ratio provision set forth in the second paragraph of the "Limitation on Incurrence of Additional Indebtedness" covenant or (B), if the requirement of clause (A) is not satisfied, (x) any Indebtedness of the resulting surviving or transferee entity in excess of the amount of the Company's Indebtedness immediately prior to such transaction is Permitted Acquisition Indebtedness and (y) the requirement of clause (A) is not satisfied solely due to the Incurrence of such Permitted Acquisition Indebtedness; and (iv) the Company shall have delivered to the Trustee an Officers' Certificate confirming compliance with the requirements of this covenant.

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    Upon any consolidation or merger or any transfer of all or substantially all of the assets of the Company in accordance with the foregoing, the successor corporation formed by such consolidation or into which the Company is merged or to which such transfer is made, shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture with the same effect as if such successor corporation had been named therein as the Company, and the Company shall be released from the obligations under the Notes and the Indenture.

    LIMITATION ON LINES OF BUSINESS

    The Indenture provides that neither the Company nor any of its Restricted Subsidiaries shall directly or indirectly engage in any line or lines of business activity other than that which, in the reasonable, good faith judgment of the Board of Directors of the Company, is a Related Business.

    RESTRICTION ON SALE AND ISSUANCE OF SUBSIDIARY STOCK

    The Indenture provides that the Company will not sell, and will not permit any of its Restricted Subsidiaries to issue or sell, any shares of Capital Stock of any Restricted Subsidiary of the Company to any Person other than the Company or a Wholly Owned Restricted Subsidiary of the Company, except for shares of common stock with no preferences or special rights or privileges and with no redemption or prepayment provisions ("Special Rights"); PROVIDED that, in the case of a Restricted Subsidiary that is a partnership or joint venture partnership (a "Restricted Partnership") the Company or any of its Restricted Subsidiaries may sell or such Restricted Partnership may issue or sell Capital Stock of such Restricted Partnership with Special Rights no more favorable than those held by the Company or such Restricted Subsidiary in such Restricted Partnership.

REPORTS

    The Indenture provides that whether or not the Company is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, the Company shall deliver to the Trustees to each Holder, and to prospective purchasers of the Notes identified to the Company by an Initial Purchaser, within 15 days after it is or would have been required to file such with the Commission, annual and quarterly financial statements substantially equivalent to financial statements that would have been included in reports filed with the Commission, if the Company were subject to the requirements of Section 13 or 15(d) of the Exchange Act, including, with respect to annual information only, a report thereon by the Company's certified independent public accountants as such would be required in such reports to the Commission, and in each case, together with a management's discussion and analysis of financial condition and results of operations which would be so required.

EVENTS OF DEFAULT AND REMEDIES

    The Indenture defines an Event of Default as (i) the failure by the Company to pay any installment of interest on the Notes as and when the same becomes due and payable and the continuance of any such failure for 30 days, (ii) the failure by the Company to pay all or any part of the principal, or premium, if any, on the Notes when and as the same becomes due and payable at maturity, redemption, by acceleration or otherwise, including, without limitation, payment of the Change of Control Purchase Price, the Proceeds Purchase Offer Amounts, or the Asset Sale Offer Price, (iii) the failure by the Company to observe or perform any other covenant or agreement contained in the Notes or the Indenture and, subject to certain exceptions, the continuance of such failure for a period of 30 days after written notice is given to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in aggregate principal amount of the Notes outstanding, (iv) certain events of bankruptcy, insolvency or reorganization in respect of the Company or, after delivery of the notice specified in the next following paragraph, any of its Significant Restricted Subsidiaries, (v)(1) a default in any Indebtedness (other than the Credit Agreement) of the Company or any of its Restricted Subsidiaries with an aggregate principal amount in excess of $5,000,000 (a) resulting from the failure to pay principal or interest (in the case of an interest

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default or a default in the payment of principal other than at its stated
maturity, after the expiration of the applicable grace period) when due or (b) as a result of which the maturity of such Indebtedness has been accelerated prior to its stated maturity, or (2) a default in the Credit Agreement (with an aggregate principal amount in excess of $5,000,000 outstanding with respect thereto) (a) resulting from the failure to pay principal at maturity or (b) as a result of which the maturity of such Indebtedness has been accelerated prior to its stated maturity and (vi) final unsatisfied judgments not covered by insurance aggregating in excess of $5,000,000, at any one time rendered against the Company or any of its Restricted Subsidiaries and not stayed, bonded or discharged within 60 days. The Indenture will provide that if a default occurs and is continuing, the Trustee must, within 90 days after the occurrence of such default, give to the Holders notice of such default.

    If an Event of Default occurs and is continuing (other than an Event of Default specified in clause (iv) above) relating to the Company or any Restricted Subsidiary, then in every such case, unless the principal of all of the Notes shall have already become due and payable, either the Trustee or the Holders of 25% in aggregate principal amount of the Notes then outstanding, by notice in writing to the Company (and to the Trustee if given by Holders) (an "Acceleration Notice"), may declare all principal and accrued interest thereon to be due and payable immediately. If an Event of Default specified in clause
(iv) above, relating to the Company or any significant Restricted Subsidiary occurs, all principal and accrued interest thereon will be immediately due and payable on all outstanding Notes without any declaration or other act on the part of Trustee or the Holders. The Holders of a majority in aggregate principal amount of Notes generally are authorized to rescind such acceleration if all existing Events of Default, other than the non-payment of the principal of, premium, if any, and interest on the Notes which have become due solely by such acceleration, have been cured or waived.

    The Holders of a majority in aggregate principal amount of the Notes at the time outstanding may waive on behalf of all the Holders any default, except a default in the payment of principal of or interest on any Note not yet cured, or a default with respect to any covenant or provision which cannot be modified or amended without the consent of the Holder of each outstanding Note affected. Subject to the provisions of the Indenture relating to the duties of the Trustee, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of any of the Holders, unless such Holders have offered to the Trustee reasonable security or indemnity. Subject to all provisions of the Indenture and applicable law, the Holders of a majority in aggregate principal amount of the Notes at the time outstanding will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee.

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

    The Indenture provides that the Company may, at its option and at any time, elect to have its obligations discharged with respect to the outstanding Notes ("Legal Defeasance"). Such Legal Defeasance means that the Company shall be deemed to have paid and discharged the entire indebtedness represented, and the Indenture shall cease to be of further effect as to all outstanding Notes, except as to (i) rights of Holders to receive payments in respect of the principal of, premium, if any, and interest on such Notes when such payments are due from the trust funds; (ii) the Company's obligations with respect to such Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes, and the maintenance of an office or agency for payment and money for security payments held in trust; (iii) the rights, powers, trust, duties, and immunities of the Trustee, and the Company's obligations in connection therewith; and (iv) the Legal Defeasance provisions of the Indenture. In addition, the Company may, at its option and at any time, elect to have the obligations of the Company released with respect to certain covenants that are described in the Indenture ("Covenant Defeasance") and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under "Events of Default" will no longer constitute an Event of Default with respect to the Notes.

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
    In order to exercise either Legal Defeasance or Covenant Defeasance, (i) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the holders of the Notes, U.S. Legal Tender, non-callable government securities or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on such Notes on the stated date for payment thereof or on the redemption date of such principal or installment of principal of, premium, if any, or interest on such Notes, and the holders of Notes must have a valid, perfected, exclusive security interest in such trust;
(ii) in the case of Legal Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that (A) the Company has received from, or there has been published by the Internal Revenue Service, a ruling or (B) since the date of the Indenture, there has been a change in the applicable Federal income tax law, in each case to the effect that, and based thereon such opinion of counsel shall confirm that, the holders of such Notes will not recognize income, gain or loss for Federal income tax purposes as a result of such Legal Defeasance, and will be subject to Federal income tax in the same amount, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred; (iii) in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to such Trustee confirming that the holders of such Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred; (iv) no Default or Event of Default shall have occurred and be continuing on the date of such deposit or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit; (v) such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under the Indenture or any other material agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound; (vi) the Company shall have delivered to the Trustee an Officers' Certificate stating that the deposit was not made by the Company with the intent of preferring the Holders of such Notes over any other creditors of the Company or with the intent of defeating, hindering, delaying or defrauding any other creditors of the Company or others; and (vii) the Company shall have delivered to the Trustee an Officers' Certificate stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

AMENDMENTS AND SUPPLEMENTS

    The Indenture contains provisions permitting the Company and the Trustee to enter into a supplemental indenture for certain limited purposes without the consent of the Holders. With the consent of the Holders of not less than a majority in aggregate principal amount of the Notes at the time outstanding, the Company and the Trustee are permitted to amend or supplement the Indenture or any supplemental indenture or modify the rights of the Holders; PROVIDED, that no such modification may, without the consent of each Holder affected thereby:
(i) change the Stated Maturity of or the Change of Control Purchase Date, Proceeds Purchase Offer Period, or the Asset Sale Offer Period on any Note, or reduce the principal amount thereof or the rate (or extend the time for payment) of interest thereon or any premium payable upon the redemption thereof, or change the place of payment where, or the coin or currency in which, any Note or any premium or the interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment on or after the Stated Maturity thereof (or, in the case of redemption, on or after the Redemption Date), or reduce the Change of Control Purchase Price, the Proceeds Purchase Offer Price, the Proceeds Purchase Offer Amount, or the Asset Sale Offer Price or alter the redemption provisions or the provisions of the "Repurchase of Notes at the Option of the Holder Upon a Change of Control" covenant or the "Limitation on Use of Proceeds" covenant in a manner adverse to the Holders, or (ii) reduce the percentage in principal amount of the outstanding Notes, the consent of whose Holders is required for any such amendment, supplemental indenture or waiver provided for in the Indenture, or (iii) modify any of the waiver provisions, except to increase any required percentage or to

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provide that certain other provisions of the Indenture cannot be modified or waived without the consent of the Holder of each outstanding Note affected thereby.

NO PERSONAL LIABILITY OF PARTNERS, STOCKHOLDERS, OFFICERS, DIRECTORS

    The Indenture provides that no direct or indirect stockholder, employee, officer or director, as such, past, present or future of the Company or any successor entity shall have any personal liability in respect of the obligations of the Company under the Indenture or the Notes by reason of his or its status as such stockholder, employee, officer or director.

CERTAIN DEFINITIONS

    Set forth below is a summary of certain defined terms contained in the Indenture. Reference is made to the Indenture for the full definition of all such terms, as well as any other terms used herein for which no definition is provided.

    "AFFILIATE" means, with respect to any specified Person, (i) any other Person directly or indirectly controlling or controlled by, or under direct or indirect common control with, such specified Person or (ii) any officer, director, or controlling stockholder of such other Person. For purposes of this definition, the term "control" means (a) the power to direct the management and policies of a Person, directly or through one or more intermediaries, whether through the ownership of voting securities, by contract, or otherwise, or (b) without limiting the foregoing, the beneficial ownership of 10% or more of the voting power of the voting common equity of such Person (on a fully diluted basis) or of warrants or other rights to acquire such equity (whether or not presently exercisable).

    "ANNUALIZED OPERATING CASH FLOW" on any date, means with respect to any Person the Operating Cash Flow for the Reference Period multiplied by four.

    "ANNUALIZED OPERATING CASH FLOW RATIO" on any date (the "Transaction Date") means, with respect to any Person and its Subsidiaries, the ratio of (i) consolidated Indebtedness of such Person and its Subsidiaries on the Transaction Date (after giving pro forma effect to the Incurrence of such Indebtedness) divided by (ii) the aggregate amount of Annualized Operating Cash Flow of such Person (determined on a pro forma basis after giving effect to all acquisitions or dispositions of businesses made by such Person and its Subsidiaries from the beginning of the Reference Period through the Transaction Date as if such acquisition or disposition had occurred at the beginning of such Reference Period); provided, that for purposes of such computation, in calculating Annualized Operating Cash Flow and consolidated Indebtedness, (a) the transaction giving rise to the need to calculate the Annualized Operating Cash Flow Ratio will be assumed to have occurred (on a pro forma basis) on the first day of the Reference Period; (b) the incurrence of any Indebtedness during the Reference Period or subsequent thereto and on or prior to the Transaction Date (and the application of the proceeds therefrom to the extent used to retire Indebtedness or to acquire businesses) will be assumed to have occurred (on a pro forma basis) on the first day of such Reference Period; (c) Consolidated Interest Expense attributable to any Indebtedness (whether existing or being incurred) bearing a floating interest rate shall be computed as if the rate in effect on the Transaction Date had been the applicable rate for the entire period; and (d) all members of the consolidated group of such Person on the Transaction Date that were acquired during the Reference Period shall be deemed to be members of the consolidated group of such Person for the entire Reference Period. When the foregoing definition is used in connection with the Company and its Restricted Subsidiaries, references to a Person and its Subsidiaries in the foregoing definition shall be deemed to refer to the Company and its Restricted Subsidiaries.

    "CAPITALIZED LEASE OBLIGATIONS" means obligations under a lease that are required to be capitalized for financial reporting purposes in accordance with GAAP, and the amount of Indebtedness represented by such obligations shall be the capitalized amount of such obligations, as determined in accordance with GAAP.

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    "CAPITAL STOCK" means, with respect to any Person, any capital stock of such
Person and shares, interests, participations or other ownership interests (however designated) of any Person and any rights (other than debt securities convertible into capital stock), warrants and options to purchase any of the foregoing, including (without limitation) each class of common stock and preferred stock of such Person if such Person is a corporation and each general and limited partnership interest of such Person if such Person is a partnership.

    "CASH EQUIVALENTS" means (i) Securities issued or directly and fully guaranteed or insured by the United States of America or any agency or instrumentality thereof (provided that the full faith and credit of the United States of America is pledged in support thereof) in each case maturing within one year after the date of acquisition, (ii) time deposits and certificates of deposit and commercial paper issued by the parent corporation of any domestic commercial bank of recognized standing having capital and surplus in excess of $500 million and commercial paper issued by others rated at least A-2 or the equivalent thereof by Standard & Poor's Corporation or at least P-2 or the equivalent thereof by Moody's Investors Service, Inc. and in each case maturing within one year after the date of acquisition and (iii) investments in money market funds substantially all of whose assets comprise securities of the types described in clauses (i) and (ii) above.

    "CHANGE OF CONTROL" means (i) any sale, transfer or other conveyance, whether direct or indirect, of a majority of the fair market value of the assets of the Company or Parent, on a consolidated basis, in one transaction or a series of related transactions, if, immediately after giving effect to such transaction, any "person" or "group" (as such terms are used for purposes of Sections 13(d) and 14(d) of the Exchange Act, whether or not applicable), other than an Excluded Person or Excluded Group, is or becomes the "beneficial owner" (as such term is used in Rule 13d-3 promulgated pursuant to the Exchange Act), directly or indirectly, of more than 50% of the equity of the transferee, (ii) any "person" or "group" (as such terms are used for purposes of Sections 13(d) and 14(d) of the Exchange Act, whether or not applicable), other than an Excluded Person or Excluded Group, is or becomes the "beneficial owner" (as such term is used in Rule 13d-3 promulgated pursuant to the Exchange Act), directly or indirectly, of more than 50% of the equity of the Company or Parent then outstanding normally entitled to vote in elections of directors, or (iii) during any period of 12 consecutive months after the Issue Date, individuals who at the beginning of any such 12-month period constituted the Board of Directors of the Company or Parent (together with any new directors whose election by such Board or whose nomination for election by the shareholders of the Company or Parent was approved by a vote of a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors of the Company or Parent then in office.

    "CONSOLIDATED INTEREST EXPENSE" of any Person means, for any period, the aggregate amount (without duplication and determined in each case in accordance with GAAP) of (a) interest expensed or capitalized, paid, accrued, or scheduled to be paid or accrued (including, in accordance with the following sentence, interest attributable to the Capitalized Lease Obligations) of such Person and its consolidated Subsidiaries during such period, including (i) original issue discount and non-cash interest payments or accruals on any Indebtedness, (ii) the interest portion of all deferred payment obligations, and (iii) all commissions, discounts and other fees and charges owed with respect to bankers' acceptances and letters of credit financings and currency and Interest Swap and Hedging Obligations, in each case to the extent attributable to such period, and
(b) the amount of dividends accrued or payable by such Person or any of its consolidated Subsidiaries in respect of Preferred Stock (other than by Restricted Subsidiaries of such Person to such Person or such Person's Wholly Owned Subsidiaries). For purposes of this definition, (x) interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by the Company to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP and (y) interest expense attributable to any Indebtedness represented by the guaranty by such Person or a Subsidiary of such Person of an obligation of another Person shall be deemed to be the interest expense attributable to the Indebtedness guaranteed. When the foregoing definition is

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used in connection with the Company and its Restricted Subsidiaries, references to a Person and its Subsidiaries in the foregoing definition shall be deemed to refer to the Company and its Restricted Subsidiaries.

    "CONSOLIDATED NET INCOME" of any Person for any period means the net income (or loss) of such Person and its consolidated Subsidiaries for such period, determined (on a consolidated basis) in accordance with GAAP, adjusted to exclude (only to the extent included in computing such net income (or loss) and without duplication) (i) all extraordinary gains and losses and gains and losses that are nonrecurring (including as a result of Asset Sales outside the ordinary course of business), (ii) the net income, if positive, of any Person, that is not a Subsidiary in which such Person or any of its Subsidiaries has an interest, except to the extent of the amount of dividends or distributions actually paid to such Person or a Subsidiary of such Person that both (x) are actually paid in cash to such Person or a Subsidiary of such Person during such period and (y) when taken together with all other dividends and distributions paid during such period in cash to such Person or a Subsidiary of such Person, are not in excess of such Person's PRO RATA share of such other Person's aggregate net income earned during such period, (iii), except as provided in the definition of "Annualized Operating Cash Flow Ratio," the net income (or loss) of any Subsidiary acquired in a pooling of interests transaction for any period prior to the date of such acquisition and (iv) the net income, if positive, of any Subsidiary of such Person to the extent that the declaration or payment of dividends or similar distributions is not at the time permitted by operation of the terms of its charter or any agreement or instrument applicable to such Subsidiary. When the foregoing definition is used in connection with the Company and its Restricted Subsidiaries, references to a Person and its Subsidiaries in the foregoing definition shall be deemed to refer to the Company and its Restricted Subsidiaries.

    "CREDIT AGREEMENT" means, at any time of determination, the credit facility or loan agreement designated by the Company to be the "Credit Agreement." There can only be one such credit facility or loan agreement designated to be the "Credit Agreement" at any one time.

    "CURRENCY AGREEMENT" means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement designed to protect against fluctuation in currency values.

    "DEFAULT" means any event or condition that is, or after notice or passage of time or both would be, an Event of Default.

    "DISQUALIFIED CAPITAL STOCK" means, with respect to any Person, Capital Stock of such Person that, by its terms or by the terms of any security into which it is convertible, exercisable or exchangeable, is, or upon the happening of any event or the passage of time would be, required to be redeemed or repurchased (including at the option of the holder thereof) by such Person or any of its Subsidiaries, in whole or in part, on or prior to the Stated Maturity of the Notes; PROVIDED that Capital Stock will not be deemed to be Disqualified Capital Stock if it may only be so redeemed or repurchased solely in consideration of Qualified Capital Stock of the Company or Parent.

    "EXCLUDED GROUP" means a "group" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) that includes one or more Excluded Persons; PROVIDED that the voting power of the Capital Stock of the Company or Parent "beneficially owned" (as such term is used in Rule 13d-3 promulgated under the Exchange Act) by such Excluded Persons (without attribution to such Excluded Persons of the ownership by other members of the "group") represents a majority of the voting power of the Capital Stock "beneficially owned" (as such term is used in Rule 13d-3 promulgated under the Exchange Act) by such group.

    "EXCLUDED PERSON" means Harvard Private Capital, AT&T Corp., The Thomas H. Lee Company, members of the Price family who owned Capital Stock of the Parent on the Issue Date and any wholly owned Affiliate of any of the foregoing that is wholly owned by one of the foregoing.

    "EXISTING INDEBTEDNESS" means Indebtedness of the Company and its Subsidiaries in existence and outstanding on the Issue Date.

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
    "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board ("FASB") or, if FASB ceases to exist, any successor thereto; PROVIDED, HOWEVER, that for purposes of determining compliance with covenants in the Indenture, "GAAP" means such generally accepted accounting principles as in effect as of the Issue Date.

    "HOLDER" means a Person in whose name a Note is registered. The Holder of a Note will be treated as the owner of such Note for all purposes.

    "INDEBTEDNESS" of any Person means, without duplication, (a) all liabilities and obligations, contingent or otherwise, of such Person, (i) in respect of borrowed money (whether or not the recourse of the lender is to the whole of the assets of such Person or only to a portion thereof), (ii) evidenced by bonds, notes, debentures or similar instruments, (iii) representing the balance deferred and unpaid of the purchase price of any property or services, except (other than accounts payable or other obligations to trade creditors which have remained unpaid for greater than 90 days past their original due date or to financial institutions, which obligations are not being contested in good faith and for which appropriate reserves have been established) those incurred in the ordinary course of its business that would constitute ordinarily a trade payable to trade creditors, (iv) evidenced by bankers' acceptances or similar instruments issued or accepted by banks, (v) for the payment of money relating to a Capitalized Lease Obligation, or (vi) evidenced by a letter of credit or a reimbursement obligation of such Person with respect to any letter of credit;
(b) all obligations of such Person under Interest Swap and Hedging Obligations;
(c) all liabilities of others of the kind described in the preceding clauses (a) or (b) that such Person has guaranteed or that is otherwise its legal liability or which are secured by any assets or property of such Person and all obligations to purchase, redeem or acquire any Capital Stock; (d) all Disqualified Capital Stock of such Person and all Preferred Stock of such Person's Subsidiaries; and (e) any and all deferrals, renewals, extensions, refinancing and refundings (whether direct or indirect) of, or amendments, modifications or supplements to, any liability of the kind described in any of the preceding clauses (a), (b), (c), or (d) or this clause (e), whether or not between or among the same parties; PROVIDED that the outstanding principal amount at any date of any Indebtedness issued with original issue discount is the face amount of such Indebtedness less the remaining unamortized portion of the original issue discount of such Indebtedness at such date.

    "INTEREST SWAP AND HEDGING OBLIGATIONS" means any obligations of any Person pursuant to any interest rate swaps, caps, collars and similar arrangements providing protection against fluctuations in interest rates. For purposes of the Indenture, the amount of such obligations shall be the amount determined in respect thereof as of the end of the then most recently ended fiscal quarter of such Person, based on the assumption that such obligation had terminated at the end of such fiscal quarter, and in making such determination, if any agreement relating to such obligation provides for the netting of amounts payable by and to such Person thereunder or if any such agreement provides for the simultaneous payment of amounts by and to such Person, then in each such case, the amount of such obligations shall be the net amount so determined, plus any premium due upon default by such Person.

    "INVESTMENT" by any Person in any other Person means (without duplication)
(a) the acquisition (whether by purchase, merger, consolidation or otherwise) by such Person (whether for cash, property, services, securities or otherwise) of capital stock, bonds, notes, debentures, partnership or other ownership interests or other securities of such other Person or any agreement to make any such acquisition; (b) the making by such Person of any deposit with, or advance, loan or other extension of credit to, such other Person (including the purchase of property from another Person subject to an understanding or agreement, contingent or otherwise, to resell such property to such other Person) or any commitment to make any such advance, loan or extension; (c) the entering into by such Person of any guarantee of, or other contingent obligation with respect to, Indebtedness or other liability of such other Person; (d) the making of any capital contribution by such Person to such other Person; and (e) the designation by the Board of

Directors of the Company of any Person to be an Unrestricted Subsidiary. For purposes of the "Limitation on Restricted Payments" covenant, (i) "INVESTMENT" shall include and be valued at the fair market value of the net assets of any Restricted Subsidiary at the time that such Restricted Subsidiary is designated an Unrestricted Subsidiary and shall exclude the fair market value of the net assets of any Unrestricted Subsidiary at the time that such Unrestricted Subsidiary is designated a Restricted Subsidiary and (ii) the amount of any Investment shall be the fair market value of such Investment plus the fair market value of all additional Investments by the Company or any of its Restricted Subsidiaries at the time any such Investment is made; PROVIDED that, for purposes of this sentence, the fair market value of net assets in excess of $5,000,000 shall be as determined by an independent appraiser of national reputation.

    "ISSUE DATE" means the time and date of the first issuance of the Notes under the Indenture.

    "JUNIOR INDEBTEDNESS" means Indebtedness of the Company that (i) requires no payment of principal prior to or on the date on which all principal of and interest on the Notes is paid in full and (ii) is subordinate and junior in right of payment to the Notes in all respects.

    "LIEN" means any mortgage, lien, pledge, charge, security interest, or other encumbrance of any kind, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement and any lease deemed to constitute a security interest and any option or other agreement to give any security interest).

    "MATURITY DATE" means, when used with respect to any Note, the date specified on such Note as the fixed date on which the final installment of principal of such Note is due and payable (in the absence of any acceleration thereof pursuant to the provisions of the Indenture regarding acceleration of Indebtedness or any Change of Control Offer, Proceeds Purchase Offer or Asset Sale Offer).

    "NET CASH PROCEEDS" means the aggregate amount of cash and Cash Equivalents received by the Company and its Restricted Subsidiaries in respect of an Asset Sale (including upon the conversion to cash and Cash Equivalents of (A) any note or installment receivable at any time, or (B) any other property as and when any cash and Cash Equivalents are received in respect of any property received in an Asset Sale but only to the extent such cash and Cash Equivalents are received within one year after such Asset Sale), less the sum of (i) all reasonable out-of-pocket fees, commissions and other expenses incurred in connection with such Asset Sale, including the amount (estimated in good faith by the Board of Directors of the Company) of income, franchise, sales and other applicable taxes required to be paid by the Company or any Restricted Subsidiary of the Company in connection with such Asset Sale and (ii) the aggregate amount of cash so received which is used to retire any existing Senior Indebtedness of the Company or Indebtedness of its Restricted Subsidiaries, as the case may be, which is required to be repaid in connection with such Asset Sale or is secured by a Lien on the property or assets of the Company or any of its Restricted Subsidiaries, as the case may be.

    "NET POPS" of any Person with respect to any System means the Pops of the MSA or RSA served by such System multiplied by the direct and/or indirect percentage interest of such Person in the entity licensed or designated to receive an authorization by the Federal Communications Commission to construct or operate a System in that MSA or RSA.

    "NET PROCEEDS" means the aggregate net proceeds (including the fair market value of non-cash proceeds constituting equipment or other assets of a type generally used in a Related Business an amount reasonably determined by the Board of Directors of the Company for amounts under $5,000,000 and by a financial advisor or appraiser of national reputation for equal or greater amounts) received by a Person from the sale of Qualified Capital Stock (other than to a Subsidiary of such Person) after payment of out-of-pocket expenses, commissions and discounts incurred in connection therewith.

    "OBLIGATION" means any principal, premium, interest (including interest accruing subsequent to a bankruptcy or other similar proceeding whether or not such interest is an allowed claim enforceable against the Company in a bankruptcy case under Federal bankruptcy law), penalties, fees, indemnifications, reimbursements, damages and other liabilities payable pursuant to the terms of the documentation governing any Indebtedness.

    "OPERATING CASH FLOW" of any Person means (a), with respect to any period, the Consolidated Net Income of such Person for such period, plus (b) the sum, without duplication (and only to the extent such amounts are deducted from net revenues in determining such Consolidated Net Income), of (i) the provisions for income taxes for such period for such Person and its consolidated Subsidiaries,
(ii) depreciation, amortization and other non-cash charges of such Person and its consolidated Subsidiaries and (iii) Consolidated Interest Expense of such Person for such period, determined, in each case, on a consolidated basis for such Person and its consolidated Subsidiaries in accordance with GAAP, LESS (c) the amount of all cash payments made during such period by such Person and its Subsidiaries to the extent such payments relate to non-cash charges that were added back in determining Operating Cash Flow for such period or for any prior period. When the foregoing definition is used in connection with the Company and its Restricted Subsidiaries, references to a Person and its Subsidiaries in the foregoing definition shall be deemed to refer to the Company and its Restricted Subsidiaries.

    "PERMITTED ACQUISITION INDEBTEDNESS" means, with respect to any Person, Indebtedness Incurred in connection with the acquisition of property, businesses or assets which, or Capital Stock of a Person all or substantially all of whose assets, are of a type generally used in a Related Business; PROVIDED that, in the case of the Company or its Restricted Subsidiaries, as applicable, (x)(i) the Company's Annualized Operating Cash Flow Ratio, after giving effect to such acquisition and such Incurrence on a pro forma basis, is no greater than such ratio prior to giving pro forma effect to such acquisition and such Incurrence,
(ii) the Company's consolidated Senior Indebtedness, divided by the Net Pops of the Company and its Restricted Subsidiaries, in each case giving pro forma effect to the acquisition and such Incurrence, does not exceed $60, (iii) the Company's consolidated Indebtedness divided by the Net Pops of the Company and its Restricted Subsidiaries does not increase as a result of the acquisition and such Incurrence and (iv) after giving effect to such acquisition and such Incurrence the acquired property, businesses or assets or such Capital Stock is owned directly by the Company or a Wholly Owned Restricted Subsidiary of the Company or (y)(i) under the terms of such Indebtedness and pursuant to applicable law, no recourse could be had for the payment of principal, interest or premium with respect to such Indebtedness or for any claim based thereon against the Company or any Person that constituted a Restricted Subsidiary immediately prior to the consummation of such acquisition or any of their property or assets, (ii) the obligor of such Indebtedness shall have, immediately after giving effect to such acquisition and such Incurrence on a pro forma basis, a ratio of Annualized Operating Cash Flow as of the date of the acquisition to the product of Consolidated Interest Expense for the Reference Period multiplied by four (but excluding from Consolidated Interest Expense all amounts that are not required to be paid in cash on a current basis) of at least 1 to 1 and (iii) immediately subsequent to the Incurrence of such Indebtedness, the obligor thereof shall be a Restricted Subsidiary and shall have been designated by the Company (as evidenced by an Officers' Certificate delivered promptly to the Trustee) to be a "Non-Recourse Restricted Subsidiary."

    "PERMITTED INVESTMENT" means (i) Investments in Cash Equivalents; (ii) Investments in the Company or a Restricted Subsidiary (other than a Non-Recourse Restricted Subsidiary); (iii) Investments in a Person substantially all of whose assets are of a type generally used in a Related Business (an "Acquired Person") if, as a result of such Investments, (A) the Acquired Person immediately thereupon becomes a Restricted Subsidiary (other than a Non-Recourse Restricted Subsidiary) or (B) the Acquired Person immediately thereupon either (1) is merged or consolidated with or into the Company or any of its Restricted Subsidiaries (other than a Non-Recourse Restricted Subsidiary) and the surviving Person is the Company or a Restricted Subsidiary (other than a Non-Recourse Restricted Subsidiary) or (2) transfers or conveys all or substantially all of its assets to, or is liquidated into, the Company or any of its Restricted Subsidiaries (other than a Non-Recourse Restricted Subsidiary); (iv) Investments in accounts and notes receivable acquired in the ordinary course of business;
(v) any securities received in connection with an Asset Sale

(other than those of a Non-Recourse Restricted Subsidiary) and any investment with the Net Cash Proceeds from any Asset Sale in Capital Stock of a Person, all or substantially all of whose assets are of a type used in a Related Business, that complies with the "Limitation on Asset Sales and Sales of Subsidiary Stock" covenant; (vi) any Investment pursuant to the terms of the agreements described in or referred to under the caption "Acquisitions and Dispositions" or "Certain Relationships and Related Transactions," as such agreements were in effect on the Issue Date; (vii) any guarantee issued by a Restricted Subsidiary in respect of Senior Indebtedness, or in respect of Indebtedness described by clause (ix) of the third paragraph of the "Limitation on Incurrence of Additional Indebtedness" covenant, in each case Incurred in compliance with the Indenture;
(viii) advances and prepayments for asset purchases in the ordinary course of business in a Related Business of the Company or a Restricted Subsidiary; (ix) Investments in Non-Recourse Restricted Subsidiaries with the proceeds of contributions irrevocably and unconditionally received without restriction by the Company from Parent; and (x) customary loans or advances made in the ordinary course of business to officers, directors or employees of the Company or any of its Restricted Subsidiaries for travel, entertainment, and moving and other relocation expenses.

    "PERMITTED LIEN" means (a) Liens existing on the Issue Date; (b) Liens imposed by governmental authorities for taxes, assessments or other charges not yet subject to penalty or which are being contested in good faith and by appropriate proceedings, if adequate reserves with respect thereto are maintained on the books of the Company in accordance with GAAP; (c) statutory liens of carriers, warehousemen, mechanics, materialmen, landlords, repairmen or other like Liens arising by operation of law in the ordinary course of business provided that (i) the underlying obligations are not overdue for a period of more than 30 days, and (ii) such Liens are being contested in good faith and by appropriate proceedings and adequate reserves with respect thereto are maintained on the books of the Company in accordance with GAAP; (d) Liens securing the performance of bids, trade contracts (other than borrowed money), leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature incurred in the ordinary course of business;
(e) easements, rights-of-way, zoning, similar restrictions and other similar encumbrances or title defects which, singly or in the aggregate, do not in any case materially detract from the value of the property, subject thereto (as such property is used by the Company or any of its Restricted Subsidiaries) or interfere with the ordinary conduct of the business of the Company or any of its Restricted Subsidiaries; (f) Liens arising by operation of law in connection with judgments, only to the extent, for an amount and for a period not resulting in an Event of Default with respect thereto; (g) pledges or deposits made in the ordinary course of business in connection with worker's compensation, unemployment insurance and other types of social security legislation; (h) Liens in favor of the Trustee arising under the Indenture; (i) Liens securing Permitted Acquisition Indebtedness, which either (A) were not incurred or issued in anticipation of such acquisition or (B) secure Permitted Acquisition Indebtedness meeting the requirements set forth in clause (y) of the definition thereof; (j) Liens securing Senior Indebtedness that was incurred in accordance with the "Limitation on Incurrence of Additional Indebtedness" covenant; (k) Liens securing Indebtedness of a Person existing at the time such Person becomes a Restricted Subsidiary or is merged with or into the Company or a Restricted Subsidiary, PROVIDED that such Liens were in existence prior to the date of such acquisition, merger or consolidation, were not incurred in anticipation thereof, and do not extend to any other assets; (l) Liens arising from Purchase Money Indebtedness permitted under the Indenture; (m) Liens securing Refinancing Indebtedness Incurred to refinance any Indebtedness that was previously so secured in a manner no more adverse to the Holders of the Notes than the terms of the Liens securing such refinanced Indebtedness; and (n) Liens in favor of the Company or a Wholly Owned Restricted Subsidiary.

    "PERMITTED PROCEEDS USES" means (i) the Company's or a Restricted Subsidiary's acquisitions exclusively of property and assets constituting, or equity interests in an entity whose assets and property constitute, the businesses, properties and assets described in this Prospectus under the caption "Acquisitions and Dispositions--Pending Transactions", (ii) the acquisition of the System serving the WI-2 RSA, (iii) payment of fees and expenses incurred in connection with the offering of the Notes, (iv) repayment of the Poughkeepsie Note, (v) capital expenditures and (vi) any required repurchase of Notes pursuant to the terms of the covenant described in this Prospectus under the caption "--Limitation on Use of Proceeds; Offer to Purchase".

    "PERSON" means any corporation, individual, joint stock company, joint venture, partnership, unincorporated association, governmental regulatory entity, country, state or political subdivision thereof, trust, municipality or other entity.

    "POPS" means the estimate of the population of a Metropolitan Statistical Area ("MSA") or Rural Service Area ("RSA") as derived from the most recent Donnelly Market Service or if such statistics are no longer printed in the Donnelly Market Service or the Donnelly Market Service is no longer published, the most recent Rand McNally Commercial Atlas or if such statistics are no longer printed in the Rand McNally Commercial Atlas or the Rand McNally Commercial Atlas is no longer published, such other nationally recognized source of such information.

    "PURCHASE MONEY INDEBTEDNESS" means Indebtedness of the Company or its Restricted Subsidiaries Incurred in connection with the purchase of property or assets for the business of the Company or its Restricted Subsidiaries, PROVIDED, that the recourse of the lenders with respect to such Indebtedness is limited solely to the property or assets so purchased without further recourse to either the Company or any of its Restricted Subsidiaries.

    "QUALIFIED CAPITAL STOCK" means any Capital Stock of a Person that is not Disqualified Capital Stock.

    "REFERENCE PERIOD" with regard to any Person means the last full fiscal quarter of such Person for which financial information (which the Company shall use its best efforts to compile in a timely manner) in respect thereof is available ended on or immediately preceding any date upon which any determination is to be made pursuant to the terms of the Notes or the Indenture.

    "REFINANCING INDEBTEDNESS" means Indebtedness or Disqualified Capital Stock
(a) issued in exchange for, or the proceeds from the issuance and sale of which are used substantially concurrently to repay, redeem, defease, refund, refinance, discharge or otherwise retire for value, in whole or in part, or (b) constituting an amendment, modification or supplement to, or a deferral or renewal of ((a) and (b) above are, collectively, a "Refinancing"), any Indebtedness or Disqualified Capital Stock in a principal amount or, in the case of Disqualified Capital Stock, liquidation preference (or if such Indebtedness or Disqualified Capital Stock does not require cash payments prior to maturity or is otherwise issued at a discount, the original issue price of such Indebtedness or Disqualified Capital Stock), not to exceed the sum of (x) the lesser of (i) the principal amount or, in the case of Disqualified Capital Stock, liquidation preference, of the Indebtedness or Disqualified Capital Stock so Refinanced and (ii) if such Indebtedness being Refinanced was issued with an original issue discount, the accreted value thereof (as determined in accordance with GAAP) at the time of such Refinancing, (y) the amount of any premium required to be paid in connection with such refinancing pursuant to the terms of such Indebtedness and (z) all other customary fees and expenses of the Company or such Restricted Subsidiary reasonably incurred in connection with such refinancing; PROVIDED, that (A) Refinancing Indebtedness issued by any Restricted Subsidiary of the Company shall only be used to Refinance outstanding Indebtedness or Disqualified Capital Stock of such Restricted Subsidiary, (B) Refinancing Indebtedness shall (x) not have a Weighted Average Life shorter than the Indebtedness or Disqualified Capital Stock to be so refinanced at the time of such Refinancing and (y) in all respects, be no less subordinated or junior, if applicable, to the rights of Holders of the Notes than was the Indebtedness or Disqualified Capital Stock to be refinanced and (C) such Refinancing Indebtedness shall have no installments of principal (or redemption payment) scheduled to come due earlier than the scheduled maturity of any installment of principal (or redemption payment) of the Indebtedness or Disqualified Capital Stock to be so refinanced which was scheduled to come due prior to the Stated Maturity of the Notes.

    "RELATED BUSINESS" means any business directly related to the ownership, development, operation, and acquisition of wireless cellular communications systems.

    "RELATED PERSON" means, with respect to any Person, (i) any Affiliate of such Person or any spouse, immediate family member, or other relative who has the same principal residence of any Affiliate of such Person and (ii) any trust in which any Person described in clause (i) above, has a beneficial interest.

    "RESTRICTED PAYMENT" means, with respect to any Person, (i) any dividend or other distribution on shares of Capital Stock of such Person or any Subsidiary of such Person, (ii) any payment on account of the purchase, redemption or other acquisition or retirement for value, or any payment in respect of any amendment (in anticipation of or in connection with any such retirement, acquisition or defeasance) in whole or in part, of any shares of Capital Stock of such Person or any Subsidiary of such Person held by Persons other than such Person or any of its Restricted Subsidiaries, (iii) any defeasance, redemption, repurchase or other acquisition or retirement for value, or any payment in respect of any amendment (in anticipation of or in connection with any such retirement, acquisition or defeasance) in whole or in part, of any Indebtedness of the Company (other than the scheduled repayment thereof at maturity and any mandatory redemption or mandatory repurchase thereof pursuant to the terms thereof) by such Person or a Subsidiary of such Person that is subordinate in right of payment to the Notes (other than in exchange for Refinancing Indebtedness permitted to be Incurred under the Indenture and except for any such defeasance, redemption, repurchase, other acquisition or payment in respect of Indebtedness held by any Restricted Subsidiary) and (iv) any Investment (other than a Permitted Investment); PROVIDED, HOWEVER, that the term "Restricted Payment" does not include (i) any dividend, distribution or other payment on shares of Capital Stock of the Company or any Restricted Subsidiary solely in shares of Qualified Capital Stock, (ii) any dividend, distribution or other payment to the Company, or any dividend to any of its Restricted Subsidiaries, by any of its Subsidiaries, (iii) any dividend, distribution or other payment by any Restricted Subsidiary on shares of its Capital Stock that is paid PRO RATA to all holders of such Capital Stock, or (iv) the purchase, redemption or other acquisition or retirement for value of shares of Capital Stock of any Restricted Subsidiary (other than Non-Recourse Restricted Subsidiaries) held by Persons other than the Company or any of its Restricted Subsidiaries.

    "RESTRICTED SUBSIDIARY" means any Subsidiary of the Company which at the time of determination is not an Unrestricted Subsidiary. The Board of Directors of the Company may designate any Unrestricted Subsidiary to be a Restricted Subsidiary only if, immediately before and after giving effect to such designation, there would exist no Default or Event of Default and the Company could incur at least $1.00 of Indebtedness pursuant to the Annualized Operating Cash Flow Ratio test of the "Limitation on Incurrence of Additional Indebtedness" covenant, on a pro forma basis taking into account such designation.

    "SENIOR INDEBTEDNESS" means all Indebtedness of the Company (including, with respect to the Credit Agreement, all Obligations), including interest thereon, whether outstanding on the Issue Date or thereafter issued, other than (a) Indebtedness that is expressly subordinated or junior in right of payment to any Indebtedness of the Company, (b) Indebtedness represented by Disqualified Capital Stock, (c) any liability for federal, state, local or other taxes owed or owing by the Company, (d) Indebtedness of the Company to any Subsidiary of the Company or any Affiliate of the Company (other than Purchase Money Indebtedness constituting at least 75% but not more than 100% of the cost of wireless cellular communication system equipment and other related fixed assets, Incurred in compliance with the "Limitation on Incurrence of Additional Indebtedness" covenant), (e) trade payables and (f) Indebtedness incurred in violation of the Indenture.

    "SIGNIFICANT RESTRICTED SUBSIDIARY" means one or more Restricted Subsidiaries having an aggregate net book value of assets in excess of 5% of the net book value of the assets of the Company and its Restricted Subsidiaries on a consolidated basis.

    "STATED MATURITY" means the date fixed for the payment of any principal or premium pursuant to the Indenture and the Notes, including the Maturity Date, upon redemption, acceleration, Asset Sale Offer, Proceeds Purchase Offer, Change of Control Offer or otherwise.

    "SUBSIDIARY" with respect to any Person, means (i) a corporation at least fifty percent of whose Capital Stock with voting power, under ordinary circumstances, to elect directors is at the time, directly or indirectly, owned by such Person, by such Person and one or more Subsidiaries of such Person or by one or more Subsidiaries of such Person, or (ii) a partnership in which such Person or a Subsidiary of such Person is, at the time, a general partner of such partnership, or (iii) any Person in which such Person, one or more Subsidiaries of such Person, or such Person and one or more Subsidiaries of such Person, directly or indirectly, at the date of determination thereof has (x) at least a fifty percent ownership interest or (y) the power to elect or direct the election of the directors or other governing body of such Person.

    "UNRESTRICTED SUBSIDIARY" shall mean any Subsidiary of the Company that, at the time of determination, shall be an Unrestricted Subsidiary (as designated by the Board of Directors of the Company, as provided below). The Board of Directors of the Company may designate any Subsidiary of the Company (including any newly acquired or newly formed Subsidiary at or prior to the time it is so formed or acquired) to be an Unrestricted Subsidiary if (a) no Default or Event of Default is existing or will occur as a consequence thereof, (b) such Subsidiary does not own any Capital Stock of, or own or hold any Lien on any property or asset of, the Company or any Restricted Subsidiary that is not a Subsidiary of the Subsidiary to be so designated and (c) such Subsidiary and each of its Subsidiaries has not at the time of designation, and does not thereafter, create, incur, issue, assume, guarantee, or otherwise become directly or indirectly liable with respect to any Indebtedness pursuant to which the lender has recourse to any property or assets of the Company or any of its Restricted Subsidiaries (except that such Subsidiary and its Subsidiaries may guarantee the Notes); PROVIDED that either (A) the Subsidiary to be so designated has total assets of $1,000 or less or (B) if such Subsidiary has assets greater than $1,000, that such designation would be permitted under the "Limitation on Restricted Payments" covenant. Each such designation shall be evidenced by filing with the Trustee a certified copy of the resolution giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing conditions.

    "VOTING STOCK" means Capital Stock of the Company having generally the right to vote in the election of a majority of the directors of the Company or having generally the right to vote with respect to the organizational matters of the Company.

    "WEIGHTED AVERAGE LIFE" means, as of the date of determination, with respect to any debt instrument, the quotient obtained by dividing (i) the sum of the products of the numbers of years from the date of determination to the dates of each successive scheduled principal payment of such debt instrument multiplied by the amount of each such respective principal payment by (ii) the sum of all such principal payments.

    "WHOLLY OWNED" means, with respect to a Subsidiary of the Company, (i) a Subsidiary that is a corporation, of which not less than 99% of the Capital Stock (except for directors' qualifying shares or certain minority interests owned by other Persons solely due to local law requirements that there be more than one stockholder, but which interest is not in excess of what is required for such purpose) is owned directly by such Person or through one or more other Wholly Owned Subsidiaries of such Person, or (ii) any entity other than a corporation in which such Person, directly or indirectly, owns not less than 99% of the Capital Stock of such entity.

REGISTRATION RIGHTS; LIQUIDATED DAMAGES

    Holders of New Notes are not entitled to any registration rights with respect to the New Notes. Holders of Old Notes are entitled to certain registration rights pursuant to the Registration Rights Agreement. Pursuant to the Registration Rights Agreement, the Company has agreed to file with the SEC and have declared effective on or prior to April 5, 1997 a registration statement (the "Exchange Offer Registration Statement") under the Securities Act with respect to the Exchange Offer. The Company also agreed that, after the effectiveness of the Exchange Offer Registration Statement, it would, subject to certain conditions, offer to the Holders of Old Notes who are able to make certain representations the opportunity to exchange their Old Notes for New Notes. In the event that applicable interpretations of the staff of the SEC do not permit the Company to effect the Exchange Offer ("Commission Blockage") or do not permit any Holder of Old Notes, subject to certain limitations, to participate in such Exchange Offer, the Company has agreed to file with the SEC a shelf registration statement (the "Shelf Registration Statement") to cover resales of the applicable Old Notes. The Registration Statement of which this Prospectus is a part constitutes the Exchange Offer Registration Statement.

    The Registration Rights Agreement provides that (i) the Company will use its reasonable best efforts to have the Exchange Offer Registration Statement (and, if applicable, a Shelf Registration Statement) declared effective by the SEC on or prior to April 5, 1997. If the Exchange Offer has not been consummated by May 5, 1997 (unless there exists a Commission Blockage) (such event, a "Registration Default"), the Company will pay liquidated damages to each holder of Old Notes, during the first 90-day period immediately following the occurrence of such Registration Default in an amount equal to $0.05 per week per $1,000 principal amount of Notes constituting Old Notes held by such Holder. The amount of the liquidated damages will increase by an additional $0.05 per week per $1,000 principal amount constituting Old Notes for each subsequent 90-day period until the Exchange Offer is consummated, up to a maximum amount of liquidated damages of $0.25 per week per $1,000 principal amount of Notes constituting Old Notes. All accrued liquidated damages shall be paid to Holders in the same manner as interest payments on the Notes on semi-annual Damages Payment Dates which correspond to interest payment dates for the Notes.

    The Registration Rights Agreement provides that the Company (i) shall make available for a period of 90 days after the consummation of the Exchange Offer a prospectus meeting the requirements of the Securities Act to any broker-dealer for use in connection with any resale of any such Exchange Notes and (ii) shall pay all expenses incident to the Exchange Offer (including the expenses of one counsel to the holders of the Notes) and will indemnify certain holders of the Notes (including any broker-dealer) against certain liabilities, including liabilities under the Securities Act.

    Holders of Notes will be required to make certain representations to the Company (as described in the Registration Rights Agreement) in order to participate in the Exchange Offer and will be required to deliver information to be used in connection with the Shelf Registration Statement and to provide comments on the Shelf Registration Statement within the time periods set forth in the Registration Rights Agreement in order to have their Notes included in the Shelf Registration Statement and benefit from the provisions regarding liquidated damages set forth in the preceding sentence. In addition, for so long as the Notes are outstanding, the Company will continue to provide to holders of Notes and to prospective purchasers of the Notes the information required by Rule 144A(d)(4). The Company will provide a copy of the Registration Rights Agreement to prospective investors upon request.

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES

    In the opinion of Davis Polk & Wardwell, tax counsel to the Company, the following summary describes the material federal income tax considerations applicable to the exchange of Old Notes for New Notes and the ownership and disposition of the New Notes by Holders who acquire the New Notes. The summary applies only to a Holder of Old Notes that acquired such Old Notes from the Company pursuant to their original issuance and will be an initial holder of the New Notes pursuant to the exchange hereunder. This discussion is based on laws, regulations, rulings and decisions now in effect, all of which are subject to change, possibly retroactively. The discussion does not cover all aspects of federal income taxation that may be relevant to Holders, in light of their specific circumstances, particularly Holders who own 10% or more of the stock of the Company or Holders subject to special treatment under the federal income tax laws (such as insurance companies, financial institutions, tax exempt organizations, foreign persons and taxpayers subject to the alternative minimum tax). It also does not address state, local, foreign or other tax laws. The description assumes that Holders of the New Notes will hold the New Notes as "capital assets" within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code").

TAX CONSEQUENCES TO U.S. HOLDERS

    EXCHANGE OF NOTES

    There will be no federal income tax consequences to Holders exchanging Old Notes for New Notes pursuant to the Exchange Offer and a Holder will have the same adjusted basis and holding period in the New Notes as it had in the Old Notes immediately before the exchange.

    SALE, EXCHANGE OR RETIREMENT OF THE NOTES

    Upon the sale, exchange or retirement of a New Note, a Holder will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange or retirement and such Holder's adjusted tax basis in the New Note. A Holder's adjusted tax basis in a New Note will equal the cost of the Old Note to such Holder reduced by any payments on the Note received by the Holder.

    EACH HOLDER SHOULD CONSULT HIS TAX ADVISOR IN DETERMINING THE FEDERAL, STATE, LOCAL AND ANY OTHER TAX CONSEQUENCES TO THE PARTICULAR HOLDER OF THE EXCHANGE OF OLD NOTES FOR NEW NOTES AND THE OWNERSHIP AND DISPOSITION OF THE NEW NOTES.

                              PLAN OF DISTRIBUTION

    Each broker-dealer that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Old Notes where such Old Notes were acquired as a result of market-making activities or other trading activities. The Company has agreed that for a period of 90 days after the Expiration Date, it will make this Prospectus, as amended or supplemented, available to any such broker-dealer for use in connection with any such resale. The Company will not receive any proceeds from any sale of New Notes by broker-dealers. New Notes received by broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the New Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such New Notes. Any broker-dealer that resells New Notes that were received by it for its own account pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of such New Notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of New Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

    For a period of 90 days after the Expiration Date the Company will promptly send additional copies of this Prospectus and any amendment or supplement to this Prospectus to any broker-dealer that requests such documents in the Letter of Transmittal.

    The Company has agreed in the Registration Rights Agreement to indemnify each broker-dealer reselling New Notes pursuant to this Prospectus, and their officers, directors and controlling persons, against certain liabilities in connection with the offer and sale of the New Notes, including liabilities under the Securities Act, or to contribute to payments that such broker-dealers may be required to make in respect thereof.

                                 LEGAL MATTERS

    The validity of the Notes offered hereby will be passed upon for the Company by Davis Polk & Wardwell.

                                    EXPERTS

    The consolidated balance sheets of PriCellular Wireless Corporation and subsidiaries as of December 31, 1995 and 1994 and the related consolidated statements of operations, stockholder's equity and cash flows for each of the years in the three years ended December 31, 1995 appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein and in the Registration Statement and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

    The combined financial statements of Illinois RSA 4 and 6 for the year ended December 31, 1994 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon incorporated by reference therein and incorporated herein by reference. Such financial statements have been incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

    The consolidated balance sheets of Cellular Information Systems, Inc. and subsidiaries as of December 31, 1993 and 1992 and September 30, 1994 and the related consolidated statements of operations, stockholders' deficit and cash flows for the years ended December 31, 1993, 1992 and 1991 and for the nine months ended September 30, 1994 incorporated by reference in this Prospectus have been audited by Coopers & Lybrand L.L.P., independent accountants, as stated in their reports incorporated by reference herein. The report on Cellular Information Systems, Inc. includes explanatory paragraphs discussing reorganization of CIS and certain of its subsidiaries under Chapter 11 of the United States Bankruptcy Code and the acquisition of CIS by PriCellular Corporation. The financial statements referred to above are incorporated by reference in this Prospectus and the Registration Statement in reliance upon the report of Coopers & Lybrand L.L.P. given upon the authority of that firm as experts in accounting and auditing.

    The balance sheet of Great Seal Cellular Limited Partnership as of December 31, 1993 and 1994 and the related statements of operations, partners' deficit and cash flows for the two years ended December 31, 1994 incorporated by reference in this Prospectus and Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto and is incorporated by reference in reliance upon the authority of such firm as experts in accounting and auditing in giving said reports.

    The balance sheet of USCOC of Ohio RSA #7, Inc., as of December 31, 1994 and the related statements of operations, retained earnings and cash flows for the year ended December 31, 1994, incorporated by reference in this Prospectus and Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto and is incorporated by reference in reliance upon the authority of such firm as experts in accounting and auditing in given said reports.

    The balance sheets of Cellular of Upstate New York, Inc. as of December 31, 1995 and 1994 and the statements of income and retained earnings, and cash flows for the years then ended, incorporated by reference in this Registration Statement have been incorporated by reference herein in reliance on the report of Coopers & Lybrand LLP., independent accountants, given on the authority of that firm as experts in accounting and auditing.

                                 CERTAIN TERMS

    Interests in cellular markets that are licensed by the Federal Communications Commission (the "FCC") are commonly measured on the basis of the population of the market served, with each person in the market area referred to as a "Pop". The number of Pops or Net Pops owned is not necessarily indicative of the number of subscribers or potential subscribers. As used in this Prospectus, unless otherwise indicated, the term "Pops" means the estimate of the 1995 population of a Metropolitan Statistical Area ("MSA") or Rural Service Area ("RSA"), as derived from the 1995 Donnelley Market Information Service population estimates. The term "Net Pops" means the estimated population with respect to a given service area multiplied by the percentage interest that the Company owns in the entity licensed in such service area, all of the estimated population of which is included. MSAs and RSAs are also referred to as markets". The term "wireline" license refers to the license for any market initially awarded to a company or group that was affiliated with a local landline telephone carrier in the market, and the term "non- wireline" license refers to the license for any market that was initially awarded to a company, individual or group not affiliated with any landline carrier. The term "System" means an FCC-licensed cellular telephone system. The term "CTIA" means the Cellular Telecommunications Industry Association.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

PRICELLULAR WIRELESS CORPORATION AND SUBSIDIARIES
Condensed Consolidated Balance Sheet (unaudited)--September 30, 1996.................        F-2
Condensed Consolidated Statements of Operations (unaudited)--nine months ended
  September 30, 1996 and 1995........................................................        F-3
Condensed Consolidated Statements of Cash Flows (unaudited)--nine months ended
  September 30, 1996 and 1995........................................................        F-4
Notes to Condensed Consolidated Financial Statements (unaudited).....................        F-5
Report of Independent Auditors.......................................................        F-8
Consolidated Balance Sheets--December 31, 1995 and 1994..............................        F-9
Consolidated Statements of Operations--Years Ended December 31, 1995, 1994 and
  1993...............................................................................       F-10
Consolidated Statements of Stockholder's Equity--Years Ended December 31, 1995, 1994
  and 1993...........................................................................       F-11
Consolidated Statements of Cash Flows--Years Ended December 31, 1995, 1994 and
  1993...............................................................................       F-12
Notes to Consolidated Financial Statements...........................................       F-14

               PRICELLULAR WIRELESS CORPORATION AND SUBSIDIARIES

                     CONDENSED CONSOLIDATED BALANCE SHEETS

                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                      SEPTEMBER 30,  DECEMBER 31,
                                                                                          1996           1995
                                                                                      -------------  ------------
                                                                                       (UNAUDITED)
                                                     ASSETS
Current assets:
  Cash and cash equivalents.........................................................   $    25,234    $   26,669
  Accounts receivable (less allowance of $2,837 in 1996 and $2,076 in 1995).........        14,802         8,725
  Due from affiliates...............................................................            35           701
  Inventory.........................................................................         1,731         1,651
  Other current assets..............................................................           723           568
                                                                                      -------------  ------------
Total current assets................................................................        42,525        38,314
Fixed assets--at cost:
  Cellular facilities and equipment.................................................        73,710        58,050
  Less accumulated depreciation.....................................................       (12,663)       (6,009)
                                                                                      -------------  ------------
Net fixed assets....................................................................        61,047        52,041
Investment in cellular operations...................................................        36,581        37,386
Cellular licenses (less accumulated amortization of $10,165 in 1996 and $3,833 in
  1995).............................................................................       390,373       305,375
Cellular license held for sale......................................................         8,179        --
Deferred financing costs (less accumulated amortization of $2,070 in 1996 and $971
  in 1995)..........................................................................         8,938         9,989
Other assets........................................................................            95            14
                                                                                      -------------  ------------
Total assets........................................................................   $   547,738    $  443,119
                                                                                      -------------  ------------
                                                                                      -------------  ------------

                                      LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities:
  Accounts payable and accrued expenses.............................................   $    17,859    $   15,385
  Long-term debt--current portion...................................................           389         1,971
  Income taxes payable..............................................................           432           872
  Other current liabilities.........................................................         4,779         3,529
  Due to affiliate..................................................................       --                126
                                                                                      -------------  ------------
Total current liabilities...........................................................        23,459        21,883
Long-term debt......................................................................       324,793       278,225
Junior Subordinated Discount Note to Parent.........................................       --             20,425
Other long-term liabilities (includes $7,911 of due to Parent in 1996)..............        10,379         1,673
Stockholder's equity:
  Common stock, $0.01 par value per share; 100 shares authorized, issued and
    outstanding.....................................................................       --             --
  Additional paid-in capital........................................................       211,642       130,291
  Accumulated deficit...............................................................       (22,535)       (9,378)
                                                                                      -------------  ------------
Total stockholder's equity..........................................................       189,107       120,913
                                                                                      -------------  ------------
Total liabilities and stockholder's equity..........................................   $   547,738    $  443,119
                                                                                      -------------  ------------
                                                                                      -------------  ------------

           See notes to condensed consolidated financial statements.

               PRICELLULAR WIRELESS CORPORATION AND SUBSIDIARIES

          CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

                             (DOLLARS IN THOUSANDS)

                                                                                              NINE MONTHS ENDED
                                                                                                SEPTEMBER 30,
                                                                                            ----------------------
                                                                                               1996        1995
                                                                                            ----------  ----------
REVENUES
Cellular service..........................................................................  $   75,560  $   23,696
Equipment sales...........................................................................       2,440         999
Other.....................................................................................       2,978         492
                                                                                            ----------  ----------
                                                                                                80,978      25,187
COSTS AND EXPENSES
Cost of cellular service..................................................................      20,999       6,353
Cost of equipment sold....................................................................       6,822       2,825
General and administrative................................................................      12,067       5,126
Sales and marketing.......................................................................      11,568       4,002
Depreciation and amortization.............................................................      15,295       6,443
                                                                                            ----------  ----------
                                                                                                66,751      24,749
                                                                                            ----------  ----------
Operating income..........................................................................      14,227         438
OTHER INCOME (EXPENSE)
Net gain on sale of investment in cellular operations.....................................         177      11,598
Interest expense, net.....................................................................     (28,623)    (10,750)
Other income, net.........................................................................       1,062         270
                                                                                            ----------  ----------
                                                                                               (27,384)      1,118
                                                                                            ----------  ----------
Net income (loss).........................................................................  $  (13,157) $    1,556
                                                                                            ----------  ----------
                                                                                            ----------  ----------

           See notes to condensed consolidated financial statements.

               PRICELLULAR WIRELESS CORPORATION AND SUBSIDIARIES

          CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

                             (DOLLARS IN THOUSANDS)

                                                                                              NINE MONTHS ENDED
                                                                                                SEPTEMBER 30
                                                                                           -----------------------
                                                                                              1996        1995
                                                                                           ----------  -----------
Net cash provided by (used in) operating activities......................................  $   25,445  $      (743)
INVESTING ACTIVITIES
Redemption of short-term investments.....................................................      --              991
Purchase of cellular equipment...........................................................     (12,966)      (5,120)
Purchase of cellular licenses............................................................      (1,925)     --
Sale of investment in cellular operations................................................      26,614       19,478
Acquisition of cellular operations, net of cash..........................................     (78,555)    (126,690)
Proceeds from parent.....................................................................       8,577      --
Amounts deposited in escrow to acquire cellular properties...............................      --           (8,000)
Investment in cellular operations........................................................        (315)        (258)
                                                                                           ----------  -----------
Net cash used in investment activities...................................................     (58,570)    (119,599)
                                                                                           ----------  -----------
FINANCING ACTIVITIES
Proceeds from capital contributions......................................................      33,613       21,278
Proceeds from issuance of 12 1/4% Senior Subordinated Discount Notes.....................      --          143,307
Proceeds from notes payable..............................................................      --           20,000
Repayments of notes payable and due to stockholder.......................................      (1,875)      (3,343)
Payments for deferred financing costs....................................................         (48)      (5,475)
                                                                                           ----------  -----------
Net cash provided by financing activities................................................      31,690      175,767
                                                                                           ----------  -----------
(Decrease) increase in cash and cash equivalents.........................................      (1,435)      55,425
Cash and cash equivalents at beginning of period.........................................      26,669       38,682
                                                                                           ----------  -----------
Cash and cash equivalents at end of period...............................................  $   25,234  $    94,107
                                                                                           ----------  -----------
                                                                                           ----------  -----------
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the period for:
  Interest...............................................................................  $      881  $       527
  Income taxes...........................................................................         440        3,250
Supplemental schedule of noncash investing activities
Purchase of cellular equipment...........................................................      --               85
Capital contribution of assets from Parent...............................................      26,079        8,763
SUPPLEMENTAL SCHEDULE OF NONCASH FINANCING
Contribution to capital of junior subordinated debt......................................      21,659

           See notes to condensed consolidated financial statements.

               PRICELLULAR WIRELESS CORPORATION AND SUBSIDIARIES

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                               SEPTEMBER 30, 1996

1. BASIS OF PRESENTATION

    On October 21, 1994, PriCellular Corporation (100% stockholder of Wireless) ("Parent") contributed all of the assets, net of certain liabilities to Wireless. The consolidated financial statements include the accounts of PriCellular Wireless Corporation and its subsidiaries (the "Company"). All significant intercompany items and transactions have been eliminated.

    The consolidated financial statements have been prepared by the Company without audit, in accordance with rules and regulations of the Securities and Exchange Commission. In the opinion of management, the statements reflect all adjustments necessary for a fair presentation of the results for the interim period. The results of operations for the interim period are not necessarily indicative of the results for a full year. These financial statements should be read in conjunction with the financial statements and notes thereto included in the Company's 1995 Annual Report on Form 10-K.

2. ACQUISITION OF CELLULAR OPERATIONS

    NEW YORK CLUSTER

    During April 1996, the Company consummated the acquisitions of the non-wireline NY-6 RSA and 83% of the non-wireline Dutchess County, NY MSA ("Poughkeepsie, NY MSA") from United States Cellular Corporation, boosting its New York contiguous cluster to over 750,000 Pops.

    The NY-6 RSA consists of approximately 111,000 Pops in Greene and Columbia Counties between Albany and New York City. The NY-6 RSA abuts PriCellular's previously acquired NY-5 RSA and includes 30 miles of the New York State Thruway, 10 miles of the Interstate connecting the New England Thruway with the New York State Thruway in Albany and 30 miles of the Taconic State Parkway. The acquisition price of the NY-6 RSA was approximately $19,800,000.

    The Poughkeepsie, NY MSA abuts the Company's NY-6 RSA and NY-5 RSA and extends the Company's New York cluster across the Hudson Valley from the Connecticut and Massachusetts border 100 miles west to the Binghamton, NY area. The MSA has approximately 263,000 Pops of which the Company acquired 83% for $178 per Pop or $38,900,000, with one-half paid in cash and the balance in a three-year note bearing interest at the prime rate.

    During October 1996, the Company consummated an agreement with Vanguard Cellular Systems, Inc. in which it exchanged certain of its Systems for, among other things, the Orange County, NY MSA and an additional 11.1% of the Company's majority-owned Poughkeepsie, NY MSA. Pursuant to the agreement the Company exchanged an aggregate of 548,016 Net Pops consisting of its OH-9 RSA, a portion of its OH-10 RSA (excluding Perry and Hocking counties) and the Parkersburg, WV/Marietta, OH MSA for the Orange County, NY MSA (324,323 Pops), 11.1% of the Poughkeepsie, NY MSA (262,663 Pops), 12.2% of the Janesville, WI MSA (18,013 Net
Pops) and approximately 23,571 additional net Pops, including small interests in the Eau Claire, WI and Wausau, WI MSAs (in each of which the Company currently has a majority interest). The Orange County, NY MSA abuts the Company's NY-5 RSA to the north, the Company's Poughkeepsie, NY MSA to the east and the New York City MSA of McCaw/AT&T Wireless to the south and east (bordering Westchester, Putnam and Rockland counties).

               PRICELLULAR WIRELESS CORPORATION AND SUBSIDIARIES

                               SEPTEMBER 30, 1996

2. ACQUISITION OF CELLULAR OPERATIONS (CONTINUED)
    MID-ATLANTIC CLUSTER

    During February 1996 the Company consummated the acquisition of the non-wireline cellular system serving the PA-9 RSA from United States Cellular Corporation for approximately $26,100,000 or $139 per Pop. The payment was made by the Company's parent which simultaneously contributed the system to the Company. The RA-9 RSA has approximately 188,000 Pops and abuts the Company's Ohio Cluster on the South and McCaw/AT&T's Pittsburgh MSA on the North.

    During July 1996, the Company consummated the acquisition of the non-wireline cellular system serving the WV-3 RSA from Horizon Cellular Telephone Company for approximately $34,700,000. The WV-3 RSA has approximately 269,000 Pops and abuts the Company's PA-9 RSA and WV-2 RSA.

3. DISPOSITION OF CELLULAR OPERATIONS

    On July 1, 1996, the Company consummated the sale of its AL-4 RSA for approximately $27,500,000 in cash or $200 per Pop of which $2,500,000 is attributable to a two year covenant not to compete. The Company acquired this stand-alone RSA in November 1995, for $10,000,000 in cash and $10,000,000 in a five-year, 4% note that was subsequently converted into 1,468,860 shares of the Parent's Class A Common Stock on the closing date. In addition during the quarter, the Company sold an investment in minority Pops. As a result of both transactions, the Company recognized a net gain of $177,000.

    The pro forma unaudited condensed results of operations for the nine months ended September 30, 1996, assuming the acquisitions listed in Note 2 and the disposition of the AL-4 RSA were consummated as of the beginning of the period, are as follows:

Revenues..........................................................  $  81,962
Net loss..........................................................  $ (16,329)

4. CAPITAL CONTRIBUTION

    The Company's Parent issued 96,000 shares of Series A cumulative convertible preferred stock. The issuance resulted in net proceeds to the Parent of approximately $80,000,000, of which $33,600,000 was contributed to the Company.

    On September 30, 1996, the Company's parent contributed $21,659,000 of capital in the form of forgiving the junior subordinated note.

5. PENDING TRANSACTIONS

    In a disputed acquisition on November 14, 1994, RFB Cellular, Inc. signed a contract to acquire the MI-2 RSA. The Company believed it should have had the right to purchase the property and initiated legal proceedings. In May 1995, as a result of this litigation, the Court of Chancery of the State of Delaware awarded the Company the right to acquire the MI-2 RSA. The defendant in the lawsuit appealed the decision. On March 22, 1996, the Delaware Supreme Court reversed the lower court's decision and ordered the Company to unwind the acquisition and sell the license and operating assets to the defendant. The Company believes that the completion of this transaction will not result in any material economic gain or loss and the loss of MI-2's operating results will not be material to the Company's results of operations.

               PRICELLULAR WIRELESS CORPORATION AND SUBSIDIARIES

                               SEPTEMBER 30, 1996

5. PENDING TRANSACTIONS (CONTINUED)
    On September 4, 1996, the Company entered into an agreement with a subsidiary of BellSouth Corporation pursuant to which it will effectively exchange, subject to certain conditions including FCC approval, its stand-alone wireline Systems in Alabama for both the non-wireline WI-4 RSA and $18,000,000 in cash ($2,000,000 of which is attributable to a two year covenant not to compete). The Systems to be exchanged are the Company's 136,816 Pop Florence AL MSA and its 62,035 Pop AL-1B RSA. The WI-4 RSA abuts the Company's MI-1 RSA to the northeast, its WI-3 RSA to the northwest and its Wausau, WI MSA to the west.

    On September 27, 1996, the Company entered into an agreement to purchase, subject to certain conditions including FCC approval, the non-wireline WI-2 RSA for approximately $4,300,000 in cash (approximately $51 per Pop). The system is contiguous to the Company's Eau Claire MSA, WI-1 and WI-3 RSA's and its MI-1 RSA.

6. SUBSEQUENT EVENTS

    During October 1996, the Company and Parent have entered into an agreement, subject to among other things FCC approval and negotiation of definitive documentation, with a subsidiary of Horizon Cellular Telephone Company, L.P. to purchase four non-wireline RSAs in Kentucky consisting of approximately 775,000 Net Pops for $116,500,000 consisting of $94,000,000 in cash and $22,500,000 in the Parent's Class A Common Stock. Parent has agreed to contribute to the Company as an equity contribution the assets it will acquire pursuant to the Kentucky Cluster Acquisition. This will make the fourth operating cluster established by the Company within two years of the Parent's initial public offering.

    The acquisition will be financed by the issuance of a Senior Note offering totalling $140,000,000 face amount due in 2004 with interest payable semi-annually, which the Company is currently in the process of obtaining.

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors
PriCellular Wireless Corporation

    We have audited the consolidated balance sheets of PriCellular Wireless Corporation and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of operations, stockholder's equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of PriCellular Wireless Corporation and subsidiaries at December 31, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

                                          ERNST & YOUNG LLP

New York, New York
January 24, 1996

               PRICELLULAR WIRELESS CORPORATION AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                                                            DECEMBER 31,
                                                                                       ----------------------
                                                                                          1995        1994
                                                                                       (DOLLARS IN THOUSANDS,
                                                                                         EXCEPT SHARE DATA)
Current assets:
    Cash and cash equivalents........................................................  $   26,669  $   38,682
    Short-term investments...........................................................      --             991
    Accounts receivable (less allowance of $2,076 in 1995 and $735 in 1994)..........       8,725       2,653
    Due from affiliates..............................................................         701         784
    Inventory........................................................................       1,651         428
    Other current assets.............................................................         568         276
                                                                                       ----------  ----------
    Total current assets.............................................................      38,314      43,814
Fixed assets--at cost:
    Cellular facilities and equipment................................................      56,375      27,148
    Furniture and equipment..........................................................       1,675         535
                                                                                       ----------  ----------
                                                                                           58,050      27,683
    Less accumulated depreciation....................................................      (6,009)     (1,539)
                                                                                       ----------  ----------
        Net fixed assets.............................................................      52,041      26,144
Investment in cellular operations....................................................      37,386       4,581
Cellular licenses (less accumulated amortization of $3,883 in 1995 and $1,374 in
  1994)..............................................................................     305,375     122,104
Cellular licenses held for sale......................................................      --           7,463
Deferred financing costs (less accumulated amortization of $971 in 1995 and $57 in
  1994)..............................................................................       9,989       4,757
Other assets.........................................................................          14         936
                                                                                       ----------  ----------
        Total assets.................................................................  $  443,119  $  209,799
                                                                                       ----------  ----------
                                                                                       ----------  ----------

                      LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities:
    Accounts payable and accrued expenses...................................  $  15,385  $   9,506
    Long-term debt--current portion.........................................      1,971      3,249
    Income taxes payable....................................................        872      3,425
    Other current liabilities...............................................      3,529      7,019
    Due to affiliate........................................................        126     --
                                                                              ---------  ---------
        Total current liabilities...........................................     21,883     23,199
Long-term debt..............................................................    278,225    113,683
Junior Subordinated Discount Note to Parent.................................     20,425     --
Other long-term liabilities.................................................      1,673        554
Commitments and contingent liabilities
Stockholder's equity:
    Common stock, $0.01 par value per share: 100 shares authorized, issued and outstanding
    Additional paid-in capital..............................................    130,291     74,647
    Accumulated deficit.....................................................     (9,378)    (2,284)
                                                                              ---------  ---------
        Total stockholder's equity..........................................    120,913     72,363
                                                                              ---------  ---------
        Total liabilities and stockholder's equity..........................  $ 443,119  $ 209,799
                                                                              ---------  ---------
                                                                              ---------  ---------

                See notes to consolidated financial statements.

               PRICELLULAR WIRELESS CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                     YEAR ENDED DECEMBER 31,
                                                                                ----------------------------------
                                                                                   1995        1994        1993
                                                                                ----------  ----------  ----------
Revenues:
  Cellular service............................................................  $   38,757  $    4,825  $    3,702
  Equipment sales.............................................................       1,717         384         107
  Other.......................................................................       1,030      --          --
                                                                                ----------  ----------  ----------
                                                                                    41,504       5,209       3,809

Costs and expenses:
  Cost of cellular service....................................................      10,694       1,892         835
  Cost of equipment sold......................................................       4,951         814         255
  General and administrative..................................................       8,754       4,640       1,280
  Sales and marketing.........................................................       7,465       1,151         379
  Depreciation and amortization...............................................      10,279       2,720       1,695
                                                                                ----------  ----------  ----------
                                                                                    42,143      11,217       4,444
                                                                                ----------  ----------  ----------
  Operating loss..............................................................        (639)     (6,008)       (635)

Other income (expense):
  Gain on sale of investments in cellular operations..........................      11,598       6,819      11,986
  Interest expense, including $425 of interest on Parent note.................     (21,569)     (2,245)       (458)
  Interest income.............................................................       2,996         296         187
  Other income (expense), net.................................................         520         (97)       (439)
                                                                                ----------  ----------  ----------
                                                                                    (6,455)      4,773      11,276
                                                                                ----------  ----------  ----------
  Income (loss) before provision for income taxes.............................      (7,094)     (1,235)     10,641
  Provision for income taxes..................................................      --          --            (172)
                                                                                ----------  ----------  ----------
  Income (loss) before extraordinary item.....................................      (7,094)     (1,235)     10,469
  Gain on early extinguishment of debt of $150, net of tax....................      --          --             147
                                                                                ----------  ----------  ----------
    Net income (loss).........................................................  $   (7,094) $   (1,235) $   10,616
                                                                                ----------  ----------  ----------
                                                                                ----------  ----------  ----------

                See notes to consolidated financial statements.

               PRICELLULAR WIRELESS CORPORATION AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY

                                                                        COMMON STOCK        ADDITIONAL   RETAINED      TOTAL
                                                                  ------------------------   PAID-IN     EARNINGS   STOCKHOLDER'S
                                                                    SHARES       AMOUNT      CAPITAL    (DEFICIT)      EQUITY
                                                                  -----------  -----------  ----------  ----------  ------------
                                                                             (DOLLARS IN THOUSANDS EXCEPT SHARE DATA)
Balance--December 31, 1992......................................         100    $  --       $   21,240  $  (11,665)  $    9,575
  Distribution to Stockholder...................................      --           --          (18,116)     --          (18,116)
  Net income for the year ended December 31, 1993...............      --           --           --          10,616       10,616
                                                                         ---        -----   ----------  ----------  ------------
Balance--December 31, 1993......................................         100       --            3,124      (1,049)       2,075
  Contributions by Stockholder..................................      --           --           72,423      --           72,423
  Distribution to Stockholder...................................      --           --             (900)     --             (900)
  Net loss for the year ended December 31, 1994.................      --           --           --          (1,235)      (1,235)
                                                                         ---        -----   ----------  ----------  ------------
Balance--December 31, 1994......................................         100       --           74,647      (2,284)      72,363
  Contributions by Stockholder..................................      --           --           55,644      --           55,644
  Net loss for the year ended December 31, 1995.................      --           --           --          (7,094)      (7,094)
                                                                         ---        -----   ----------  ----------  ------------
Balance--December 31, 1995......................................         100    $  --       $  130,291  $   (9,378)  $  120,913
                                                                         ---        -----   ----------  ----------  ------------
                                                                         ---        -----   ----------  ----------  ------------

                See notes to consolidated financial statements.

               PRICELLULAR WIRELESS CORPORATION AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                      YEAR ENDED DECEMBER 31,
                                                                                 ---------------------------------
                                                                                    1995        1994       1993
                                                                                 ----------  ----------  ---------

                                                                                      (DOLLARS IN THOUSANDS)
Operating activities:
Net income (loss)..............................................................  $   (7,094) $   (1,235) $  10,616
Adjustments to reconcile net income (loss) to net cash provided by (used in)
  operating activities:
    Depreciation and amortization..............................................      10,278       2,720      1,695
    Interest on Senior Subordinated and Convertible Discount Notes.............      21,254       1,672     --
    (Gain) loss on sale of investment in cellular operations...................     (11,598)     (6,819)   (11,986)
    Gain on early extinguishment of debt.......................................      --          --           (150)
    Equity loss from investment in Wichita Falls...............................      --              97         84
    Income from Joint Venture..................................................        (275)     --         --
    Amortization of covenant not to compete....................................        (500)     --         --
    Provision for losses on accounts receivable................................         936          99     --
    Proceeds from covenant not to compete......................................       3,000      --         --
    Changes in operating assets and liabilities net of effects from partial sale of Wichita Falls Celltelco Partnership interest in 1993:
      Accounts receivable......................................................      (4,493)       (848)       319
      Inventory................................................................        (891)       (250)    --
      Due from affiliate.......................................................      --            (784)    --
      Other current assets.....................................................        (193)        (52)    --
      Accounts payable and accrued expenses....................................         375       3,711     (2,408)
      Income taxes payable.....................................................      (2,553)     --         --
      Other current liabilities................................................      (4,490)     --         --
      Other long-term liabilities..............................................        (388)        127     --
      Other, net...............................................................          21          80        (18)
                                                                                 ----------  ----------  ---------
Net cash provided by (used in) operating activities............................       3,389      (1,482)    (1,848)
                                                                                 ----------  ----------  ---------
Investing activities:
    Purchase of cellular equipment.............................................      (6,794)     (3,013)      (205)
    Purchase of cellular licenses..............................................     (45,210)    (11,223)    (4,465)
    Amounts deposited in escrow to acquire cellular properties.................      --            (800)      (500)
    Proceeds from affiliate....................................................         209         160     --
    Proceeds from sale of investment in cellular operations....................      15,928       3,669     20,214
    Proceeds from sale of cellular licenses....................................       3,550      --         --
    Acquisition of cellular operations, net of cash............................    (168,476)   (119,143)    --
    Investment in cellular operations..........................................        (166)     --         --
    Redemption of short-term investments.......................................         991      --         --
                                                                                 ----------  ----------  ---------
Net cash (used in) provided by investing activities............................    (199,968)   (130,350)    15,044
                                                                                 ----------  ----------  ---------
Financing activities:
    Distribution to Parent.....................................................      --            (900)   (18,116)
    Proceeds from capital contributions........................................      30,903      61,479     --
    Proceeds from notes payable and due to related parties.....................      --           7,380      4,000
    Repayments of notes payable and due to related parties.....................      (3,499)     (3,140)    (4,802)
    Payments for deferred financing costs......................................      (6,145)     (4,818)    --
    Proceeds from Junior Subordinated Discount Note............................      20,000      --         --
    Proceeds from issuance of Senior Subordinated Discount Notes...............     143,307     110,276     --
                                                                                 ----------  ----------  ---------
Net cash provided by (used in) financing activities............................     184,566     170,277    (18,918)
                                                                                 ----------  ----------  ---------
    (Decrease) increase in cash and cash equivalents...........................     (12,013)     38,445     (5,722)
    Cash and cash equivalents at beginning of year.............................      38,682         237      5,959
                                                                                 ----------  ----------  ---------
Cash and cash equivalents at end of year.......................................  $   26,669  $   38,682  $     237
                                                                                 ----------  ----------  ---------
                                                                                 ----------  ----------  ---------

                                                                                      YEAR ENDED DECEMBER 31,
                                                                                 ---------------------------------
                                                                                    1995        1994       1993
                                                                                 ----------  ----------  ---------
                                                                                      (DOLLARS IN THOUSANDS)
Supplemental disclosure of cash flow information:
Cash paid during the period for:
    Interest...................................................................  $      874  $      194  $     510
    Income taxes...............................................................       2,803      --            175
Supplemental schedule of noncash investing activities:
    Capital contribution of equipment and minority interest in cellular
      operations...............................................................      --           8,155     --
    Contribution of net assets into joint venture..............................      35,516      --         --
Supplemental schedule of noncash financing activities:
    Debt canceled in exchange for capital contributions........................      --           2,791     --
    Debt canceled in connection with the sale of minority interest in cellular
      operations...............................................................      --           4,024     --
    Capital contribution of cellular systems from Parent.......................      24,741      --         --

                See notes to consolidated financial statements.

               PRICELLULAR WIRELESS CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               DECEMBER 31, 1995

1. ORGANIZATION

    PriCellular Wireless Corporation including its subsidiaries ("Wireless") was incorporated on August 23, 1994. On October 21, 1994 PriCellular Corporation (100% stockholder of Wireless) ("Parent") contributed all of the assets, net of certain liabilities to Wireless. The transactions were accounted for in a manner similar to a pooling of interests. Wireless and the businesses contributed to Wireless are collectively referred to as the "Company."

    The Company is principally engaged in the ownership and operation of cellular telephone systems. During 1993 the Company sold substantially all of its operating assets (see Note 7) in anticipation of acquiring new cellular telephone systems (see Note 3).

2. SIGNIFICANT ACCOUNTING POLICIES

    BASIS OF CONSOLIDATION

    The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated in the consolidated financial statements.

    Prior to October 1, 1993, the Company's financial statements consolidated the Wichita Falls Celltelco Partnership's financial position, results of operations and cash flows. On September 30, 1993, the Company sold 49.5% of its interest in the partnership reducing the Company's interest to 49.5%. Effective October 1, 1993, the Company commenced accounting for its interest in the partnership under the equity method. On June 15, 1994, the Company sold its remaining 49.5% interest in the Partnership (see Note 7).

    USE OF ESTIMATES

    The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.

    CASH EQUIVALENTS

    The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

    SHORT-TERM INVESTMENTS

    In May 1993, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("FASB 115"). The Company adopted the provisions of the new standard for investments acquired after January 1, 1994. In accordance with FASB 115, the Company classified all of its short-term investments as held-to-maturity based upon the Company's positive intent and its ability to hold the securities to maturity. Held-to-maturity securities are stated at cost, adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest income. Short-term investments at December 31, 1994 consisted of U.S. Government obligations. Such short-term investments are stated at cost plus accrued interest which approximates market. These securities matured during the first quarter of 1995.

               PRICELLULAR WIRELESS CORPORATION AND SUBSIDIARIES

                               DECEMBER 31, 1995

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    INVENTORY

    Inventory is stated at the lower of cost (first-in, first-out method) or market. Inventory consists primarily of cellular telephones and accessories.

    INVESTMENTS IN CELLULAR OPERATIONS

    Investments in cellular operations in which the Company's interest is 20% or more are accounted for under the equity method. Interest in investments that are less than 20% are accounted for under the cost method.

    On November 30, 1995, the Company entered into a Joint Venture with SBC Communications, Inc. ("SBC"), formerly Southwestern Bell, in which the Company contributed its system serving the Laredo, TX MSA (approximately 169,000 Pops) and SBC contributed cellular properties in the Illinois 4 and 6 RSAs. The Company owns 44.5% of the combined 584,000 Pops or approximately 260,000 Net Pops. Under the terms of the Joint Venture agreement, the Company will receive distributions in the first four years of the Joint Venture rising from $3,300,000 in the first year to $5,800,000 in the last year. The Company also has an option to put its Joint Venture interest to SBC at prices beginning at $28,500,000 and escalating to $39,000,000 at the end of the four-year period. SBC will have operating control of the properties and has certain rights to purchase the Company's interests in the first year and on the day prior to the fourth anniversary. The Company's share of net income from the Joint Venture for the month of December 1995, totalled $275,000 which is included in other revenue.

    At December 31, 1993, the Company maintained an MSA investment, the Wichita Falls Celltelco Partnership. Subsequent to the sale of 49.5% of the Company's interest in the Wichita Falls MSA (see Note 7), the Company accounted for the investment under the equity method. In 1994 and 1993, the Company's share of its net loss approximated $97,000 and $84,000, respectively.

    Consolidated financial information of the Wichita Falls Celltelco Partnership for the periods July 1, 1994 to June 15, 1994 (date of disposition) and for the three months ended December 31, 1993, is as follows:

                            STATEMENTS OF OPERATIONS

                                                                  RESULTS FOR THE
                                                        WICHITA FALLS CELLTELCO PARTNERSHIP
                                                       --------------------------------------
                                                             PERIOD
                                                         JANUARY 1, 1994
                                                        TO JUNE 15, 1994      THREE MONTHS
                                                            (DATE OF              ENDED
                                                          DISPOSITION)      DECEMBER 31, 1993
                                                       -------------------  -----------------
Cellular revenue.....................................     $   1,775,000        $   766,000
Operating expenses...................................        (1,885,000)          (852,000)
                                                       -------------------  -----------------
Operating loss.......................................          (110,000)           (86,000)
Other expenses.......................................           (86,000)           (84,000)
                                                       -------------------  -----------------
Net loss.............................................     $    (196,000)       $  (170,000)
                                                       -------------------  -----------------
                                                       -------------------  -----------------

               PRICELLULAR WIRELESS CORPORATION AND SUBSIDIARIES

                               DECEMBER 31, 1995

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    CELLULAR LICENSE

    The Company primarily uses a 40 year life to amortize cellular licenses acquired. Amortization expense for the years ended December 31, 1995, 1994 and 1993 was $4,287,000, $1,262,000 and $1,507,000, respectively.

    The Company periodically reviews the carrying value of licenses to determine whether such amounts are recoverable based on undiscounted future cash flows of the market to which the license relates, and by comparing the cellular licenses to the estimated market value of the cellular systems, in order to determine whether a reduction to fair value is necessary. There have been no such reductions through December 31, 1995.

    INCOME RECOGNITION

    Revenues are recognized during the period service is provided or when equipment is delivered.

    FIXED ASSETS

    Fixed assets are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful life of the asset of three to seven years.

    DEFERRED FINANCING COSTS

    Deferred financing costs primarily represent underwriting discounts and related fees incurred in connection with the issuance of the Company's long-term debt (see Note 4). These costs are being amortized over the terms of the related notes.

3. ACQUISITION OF CELLULAR OPERATIONS

    During the year ended December 31, 1995, the Company successfully consummated the acquisition of approximately 2,174,000 Pops as shown below. The Company expanded its Upper Midwest Cluster by adding approximately 708,000 additional Pops enlarging its contiguous service area to over 65,000 square miles. The Company also strategically acquired a new cluster in Ohio and West Virginia ("Ohio Cluster") encompassing five contiguous markets covering over 942,000 Pops. The Company increased its Alabama Cluster by over 140,000 Pops and acquired approximately 384,000 Pops in New York.

               PRICELLULAR WIRELESS CORPORATION AND SUBSIDIARIES

                               DECEMBER 31, 1995

3. ACQUISITION OF CELLULAR OPERATIONS (CONTINUED)
    The following acquisitions were completed during 1995 and 1994:

                                                                   ACQUISITION          PURCHASE      NET POPS
SYSTEM                                   MARKET                        DATE               PRICE       ACQUIRED
--------------------------  --------------------------------  ----------------------  -------------  ----------

1995
Upper Midwest Cluster       MI-1 RSA                          March 7, 1995           $  17,700,000     208,779
                            Wausau, WI MSA                    March 28, 1995              5,400,000      59,640
                            MN-2A RSA                         July 7, 1995                         (A)     38,236
                            MN-3B RSA                         July 7, 1995                         (A)     35,572
                            MN-5 RSA                          July 7, 1995                         (A)    205,456
                            Alton/Granite City, IL MSA        July 7, 1995                         (A)     18,112
                            Eau Claire, WI MSA                July 7, 1995                         (A)     14,269
                            Wausau, WI MSA                    July 7, 1995                         (A)     17,289
                            MI-2 RSA                          August 28, 1995             7,200,000(B)    110,514
                                                                                                     ----------
                                                                                                        707,867
                                                                                                     ----------
Ohio Cluster                Parkersburg, WV/
                              Marietta, OH MSA                September 27, 1995                   (C)    154,510
                            OH-7 RSA                          September 27, 1995         39,800,000     254,949
                            OH-9 RSA                          September 27, 1995         28,800,000     279,577
                            OH-10 RSA                         September 29, 1995         17,600,000     173,714
                            WV-2 RSA                          December 20, 1995           7,800,000      79,307
                                                                                                     ----------
                                                                                                        942,057
                                                                                                     ----------
Alabama Cluster             AL-4 RSA                          November 7, 1995                     (D)    140,200
                                                                                                     ----------
                                                                                                        140,200
                                                                                                     ----------
New York Cluster            NY-5 RSA                          December 29, 1995          65,900,000     383,960
                                                                                                     ----------
                                                                                                        383,960
                                                                                                     ----------
Total for 1995                                                                                        2,174,084
                                                                                                     ----------
                                                                                                     ----------
1994
Upper Midwest Cluster       Duluth, MN/Superior, WI MSA       April 28, 1994          $  18,000,000     241,467
                            WI-1 RSA                          April 28, 1994              7,000,000     109,248
                            Eau Claire, WI MSA                April 28, 1994             11,900,000     100,713
                            MN-6 RSA                          November 23, 1994                    (E)    219,149
                            WI-3                              November 23, 1994                    (G)    139,189
                            WI-6A                             November 23, 1994                    (G)     32,734
                            Wausau, WI MSA                    November 23, 1994                    (G)     34,125
                                                                                                     ----------
                                                                                                        876,625
                                                                                                     ----------
Alabama Cluster             Florence                          November 23, 1994                    (G)    136,816
                            AL-1B RSA                         November 23, 1994                    (G)     62,035
                                                                                                     ----------
                                                                                                        198,851
                                                                                                     ----------
Texas Cluster               Laredo, TX, MSA                   November 23, 1994                       (G)    168,924
                            Lubbock, TX MSA                   November 23, 1994                       (G)    229,046
                                                                                                     ----------
                                                                                                        397,970
                                                                                                     ----------
Total for 1994                                                                                        1,473,446
                                                                                                     ----------
                                                                                                     ----------

               PRICELLULAR WIRELESS CORPORATION AND SUBSIDIARIES

                               DECEMBER 31, 1995

3. ACQUISITION OF CELLULAR OPERATIONS (CONTINUED)
    (A) The Company exchanged, with Western Wireless Corporation ("Western Wireless"), its 100% interest in the Lubbock, TX MSA non-wireline license consisting of approximately 229,000 Pops for approximately 327,000 Net Pops. In addition, Western Wireless paid $3,000,000 to secure the Company's agreement not to compete with Western Wireless within the Lubbock, TX MSA for a period of three years following the exchange.

    (B) On May 22, 1995, the Court of Chancery of the State of Delaware awarded the right to acquire the MI-2 RSA to the Company, subject to FCC approval, for approximately $7,200,000, which is payable over several years. The closing has occurred but the defendant in the lawsuit has appealed the decision. The 111,000 Pop MI-2 RSA includes the eastern portion of Michigan's Upper Peninsula and abuts the Company's MI-1 RSA.

    (C) In connection with the acquisition, the Company paid $8,873,000 in cash and Parent issued an $8.8 million unsecured five year 6% note which was converted into 796,639 shares of its Class A Common Stock at $11 per share, which was valued at $12.25 per share on the date of conversion, and paid an additional $1,051,000. The portion of the assets acquired by Parent were contributed to the Company.

    (D) The purchase price consisted of $10,000,000 in cash paid by the Company and 1,175,000 shares of Parent's Class A Common Stock. Parent contributed the portion of the assets acquired through the issuance of the Class A Common Stock to the Company.

    (E) During October 1994, a subsidiary of CIS and a subsidiary of Century Telephone Enterprises, Inc. ("CTE") entered into an asset exchange agreement ("MN-6/Pine Bluff Exchange") pursuant to which, on November 23, 1994, CIS acquired CTE's non-wireline cellular system serving the MN-6 RSA in exchange for
(i) CIS' wireline cellular system serving the Pine Bluff, Arkansas MSA and (ii) the payment to CTE of approximately $10,475,000. The Company sold a portion of the MN-6 RSA, representing approximately 31,000 of the 250,149 Pops in the RSA to AT&T Wireless Services Inc. ("AT&T Wireless") for $3,550,000 in cash.

    (F) On November 30, 1995, the Company contributed its Laredo, TX MSA cellular system into a Joint Venture with SBC (see Note 2).

    (G) These properties were acquired in connection with the Company's acquisition of CIS. In June 1994, Parent entered into agreements with certain stockholders of CIS ("CIS Purchase Agreements") pursuant to which it agreed to purchase, and such stockholders agreed to sell, 335,110 shares of Common Stock of CIS and 5,698,495 shares of Class B Common Stock of CIS for $2.00 per share and warrants to purchase 587,975 additional shares of Class B Common Stock of CIS for $0.50 per warrant. Each warrant entitles the holder thereof to purchase one share of Class B Common Stock of CIS at an exercise price of $1.50 per share. Each share of Class B Common Stock of CIS entitles the holder thereof to 10 votes, and each share of Common Stock of CIS entitles the holder thereof to one vote. The shares of Common Stock, Class B Common Stock and warrants to purchase Common Stock of CIS are referred to herein as "CIS Stock." The CIS Stock acquired pursuant to the CIS Purchase Agreements constituted approximately 46.5% (on a fully diluted basis) of the equity of CIS and approximately 61.5% (on a fully diluted basis) of the voting power entitled to vote generally in the election of directors of CIS. These shares were purchased for approximately $12,467,000.

               PRICELLULAR WIRELESS CORPORATION AND SUBSIDIARIES

                               DECEMBER 31, 1995

3. ACQUISITION OF CELLULAR OPERATIONS (CONTINUED)
    During August and September 1994, Parent entered into agreements with each of the CIS banks to which it paid $835,000 for the option to purchase, on or prior to December 15, 1994, all of the outstanding CIS bank debt, which was approximately $68,500,000 as of November 23, 1994. Concurrent with the closing of the 14% Senior Subordinated Discount Notes due 2001 (the "14% Notes") and the CIS acquisition, Parent paid $60,900,000 which included the option payment to purchase the CIS bank debt. The option payment was applied towards the purchase price of CIS.

    On August 2, 1994, Parent commenced a cash tender offer ("Tender Offer") for any and all outstanding shares of Common Stock and Class B Common Stock of CIS for $2.00 per share and any and all warrants to purchase additional shares of Class B Common Stock of CIS for $0.50 per warrant. On November 23, 1994, Parent acquired pursuant to the Tender Offer shares of CIS Stock for $11,809,000 that, together with the shares acquired pursuant to the CIS Purchase Agreements, represent approximately 90.8% (on a fully dilutes basis) of the equity of CIS and approximately 92.1% (on a fully diluted basis) of the voting power entitled to vote generally in the election of directors of CIS. Parent subsequently transferred to Wireless, all CIS Stock acquired by it pursuant to the CIS Purchase Agreements and the Tender Offer for an aggregate amount equal to the cost to Parent, including expenses, of acquiring the CIS Stock. The source of funds used by Parent for the CIS Acquisition were the proceeds from the of the 14% Notes.

    In connection with the CIS acquisition, Parent entered into employment agreements with two executives of CIS (the "Employment Agreements"). The Employment Agreements provided that the executives received warrants to purchase up to 14,776 share of Series C Preferred Stock of the Parent which are convertible into 1,200,550 shares of the Parent's Class B Common Stock, subject to adjustment. In February 1995, the Parent reached an agreement with the executives to terminate the Employment Agreements, to terminate a lease agreement between an affiliate of the executives and CIS, and to increase the exercise price of the warrants for a payment to the executives of approximately $4,250,000. At December 31, 1994 this payment was included in other current liabilities and has been applied toward the purchase price of CIS. In January 1996, Price Communications, an affiliate, acquired the warrants from the former executives.

    The above transactions were accounted for as purchases and, accordingly, the results of operations of the companies acquired have been included in the consolidated financial statements from the date of acquisition. The allocation of purchase price for certain of the above acquisitions in tentative.

    The Pro Forma unaudited condensed consolidated results of operations for the years ended December 31, 1995 and 1994, assuming the transactions were consummated as of January 1, 1994, are as follows:

                                                                   YEAR ENDED DECEMBER 31,
                                                                ------------------------------
                                                                     1995            1994
                                                                --------------  --------------
Revenue.......................................................  $   63,751,000  $   39,459,000
                                                                --------------  --------------
                                                                --------------  --------------
Net loss......................................................  $  (32,542,000) $  (45,226,000)
                                                                --------------  --------------
                                                                --------------  --------------

               PRICELLULAR WIRELESS CORPORATION AND SUBSIDIARIES

                               DECEMBER 31, 1995

4. LONG-TERM DEBT

    Long-term debt consists of the following:

                                                                                    DECEMBER 31,
                                                                                   --------------
                                                                                        1995            1994
                                                                                   --------------  --------------
14% Senior Subordinated Discount Notes due 2001..................................  $  128,160,000  $  111,948,000
12 1/4% Senior Subordinated Discount Notes due 2003..............................     147,925,000        --
Other long-term debt.............................................................       4,111,000       4,984,000
                                                                                   --------------  --------------
                                                                                      280,196,000     116,932,000
Less current portion.............................................................       1,971,000       3,249,000
                                                                                   --------------  --------------
                                                                                   $  278,225,000  $  113,683,000
                                                                                   --------------  --------------
                                                                                   --------------  --------------
8% Junior Subordinated Discount Note due 2004 to Parent..........................  $   20,425,000  $     --
                                                                                   --------------  --------------
                                                                                   --------------  --------------

    On November 23, 1994, the Company issued approximately $165,000,000 aggregate principal amount of 14% Notes primarily to finance the acquisition of CIS. The 14% Notes were issued at a price of 66.834% or $110,276,000. The original issue discount on the 14% Notes accretes at a rate of 14%, compounded semiannually, to an aggregate principal amount of approximately $165,000,000 by November 15, 1997. Interest will thereafter accrue at 14% per annum, payable semiannually beginning May 15, 1998.

    On September 27, 1995, the Company issued approximately $205,000,000 aggregate principal amount of 12 1/4% Senior Subordinated Discount Notes due 2003 (the "12 1/4% Note") to finance the OH-7 RSA, OH-9 RSA, OH-10 RSA, Parkersburg, WV/Marietta, OH MSA, WV-2 RSA, AL-4 RSA, PA-9 RSA and NY-5 RSA acquisitions. The 12 1/4% Notes were issued at a price of 69.906% or $143,307,000. The original issue discount on the 12 1/4% Notes accretes at a rate of 12 1/4% compounded semiannually, to an aggregate principal amount of approximately $205,000,000 by October 1, 1998. Interest will thereafter accrue at 12 1/4% per annum payable semiannually beginning April 1, 1999.

    On September 26, 1995, the Company issued a $40,516,000 principal amount of 8% Junior Subordinated Discount Note due 2004 to Parent (the "8% Notes"). The 8% Note was issued at a price of 49.363% or $20,000,000. The original issue discount on the 8% Note accretes at a rate of 8% compounded semiannually. Principal and interest become payable on September 26, 2004.

    The Company's long-term debt includes restrictions on the Company and Parent's debt, on dividends, on liens, on payments and the transfer of net assets from the Company to Parent.

    The maturities of the Company's long-term debt for each of the five years subsequent to December 31, 1995 are as follows:

1996..........................................................  $ 1,971,000
1997..........................................................      389,000
1998..........................................................      389,000
1999..........................................................      389,000
2000..........................................................      389,000
Thereafter....................................................  297,094,000
                                                                -----------
Total.........................................................  $300,621,000
                                                                -----------
                                                                -----------

               PRICELLULAR WIRELESS CORPORATION AND SUBSIDIARIES

                               DECEMBER 31, 1995

5. INCOME TAXES

    The Company is included in the consolidated Federal income tax return of Parent. The Company and its subsidiaries pay to or collect from Parent the applicable Federal income taxes or tax benefit as if they filed on a separate return basis. Participants in consolidated returns are jointly and severally liable with respect to such returns.

    The significant components of the Company's deferred tax liability and assets are as follows:

                                                                                       DECEMBER 31,
                                                                                           1995          1994
                                                                                       -------------  -----------
Deferred tax liabilities:
    Depreciation.....................................................................  $  (4,591,000) $  (560,000)
    Amortization.....................................................................     (2,738,000)  (2,205,000)
Deferred tax assets:
Net operating loss carryforwards.....................................................      3,104,000    2,535,000
    Alternative minimum tax carryforwards............................................        175,000      175,000
    Amortization of Original Issue Discount..........................................      7,795,000      569,000
    State and local deferred taxes...................................................        856,000      134,000
    Accruals.........................................................................      2,221,000      791,000
    Other............................................................................      1,556,000       22,000
                                                                                       -------------  -----------
Net deferred tax asset...............................................................      8,378,000    1,461,000
Valuation allowance..................................................................     (8,378,000)  (1,461,000)
                                                                                       -------------  -----------
                                                                                       $    --        $   --
                                                                                       -------------  -----------
                                                                                       -------------  -----------

    For the year ended December 31, 1993, the Company provided $175,000 for Federal Alternative Minimum Tax ("AMT").

    At December 31, 1995, the Company had tax net operating loss carryforwards of approximately $9,129,000, which are available to offset future taxable income. $1,700,000 of the carryforwards expire in the year 2009 and the remaining amount expires in the year 2010. Pursuant to Section 338 of the Internal Revenue Code, the Company elected to treat the stock purchase of CIS as a purchase of assets and, accordingly, accrued approximately $2,000,000 in Federal income taxes payable representing alternative minimum tax arising as a result of the election. The Company paid these taxes during 1995.

    The reconciliation of income tax at the U.S. federal statutory tax rates to income tax expense is:

                                                                             DECEMBER 31, 1993
                                                                             -----------------
Tax at U.S. statutory rates of 34%.........................................    $   3,618,000
Alternative minimum tax....................................................          172,000
Utilization of net operating loss carryforwards............................       (3,618,000)
                                                                             -----------------
                                                                               $     172,000
                                                                             -----------------
                                                                             -----------------

               PRICELLULAR WIRELESS CORPORATION AND SUBSIDIARIES

                               DECEMBER 31, 1995

6. CAPITAL CONTRIBUTIONS

    During the second quarter of 1994, Parent entered into the following transactions:

    - AT&T Wireless Services, Inc. ("McCaw/AT&T" or "AT&T Wireless") purchased 2,031,250 shares of Class B Common Stock of Parent (Class B shares are entitled to ten votes per share).

    - Harvard Private Capital Group, Inc. ("Harvard") purchased 42,130 shares of Series A Convertible Preferred Stock of Parent.

    - Spectrum Equity Investors L.P. ("Spectrum") purchased 6,018 shares of Series A Convertible Preferred Stock of Parent and a $6 million convertible promissory note which was converted into 12,739 shares of Series B Convertible Preferred Stock of Parent on July 9, 1994. Spectrum assigned and transferred a portion of the note totaling $1.5 million to two funds managed by Investment Advisors, Inc. ("IAI").

    In connection with the above mentioned transactions, Parent received $36,200,000 consisting of cash, capital equipment and minority interests in an FCC non-wireline cellular license. The capital equipment and minority interest were valued at $3,385,000 which approximates their historical net book value.

    During July 1994, McCaw/AT&T exercised its preemptive rights by purchasing 16,049 shares of the parent's Series A Convertible Preferred Stock for $7,559,000 in the form of a reduction of notes payable, minority interests in certain FCC MSA non-wireline cellular licenses, and capital equipment. The minority interests and capital equipment were recorded at their approximate historical net book value.

    In connection with the formation of the Company, Parent contributed these assets to Wireless.

    On December 22, 1994, Parent closed on its IPO of 5,000,000 shares of Class A Common Stock resulting in net proceeds of $34,697,000 after deducting expenses related to the offering and contributed $28,619,000 to the Company.

    In connection with the over-allotment agreement with the underwriters of the Parent's IPO, during January 1995, Parent sold an additional 375,000 shares of Class A Common Stock which resulted in net proceeds of approximately $2,567,000 of which $927,000 was contributed to the Company.

    On July 14, 1995, Harvard Private Capital Group, Inc. and Spectrum Equity Investors L.P. exercised an option to purchase a total of 827,815 shares of Parent's Class A Common Stock. The proceeds to Parent totaled $5,000,000, of which $1,750,000 was contributed to the Company.

    On August 21, 1995, Parent issued approximately $60,000,000 aggregate principal amount of 10 3/4% Senior Subordinated Convertible Discount Notes due 2004. The notes were issued at a price of 59.345% or $35,607,000 of which $18,600,000 was concurrently contributed to the Company.

    On November 22, 1995, Parent sold 2,000,000 shares of Class A Common Stock to an institutional investor. Proceeds to Parent totaled $24,066,000, of which $8,575,000 was contributed to the Company.

               PRICELLULAR WIRELESS CORPORATION AND SUBSIDIARIES

                               DECEMBER 31, 1995

7. SALE OF CELLULAR OPERATIONS

    The Company made the following dispositions of cellular properties and interests:

DATE                                            DESCRIPTION                           SALES PRICE    GAIN/(LOSS)
----------------------  -----------------------------------------------------------  -------------  -------------
1995
January...............  Abilene, Texas, sale of assets                               $  15,928,000  $  11,598,000
March.................  Minnesota 6, sale of a portion of the license
                        representing 31,000 Pops                                         3,550,000       --
                                                                                                    -------------
                                                                                                    $  11,598,000
                                                                                                    -------------
                                                                                                    -------------
1994
June..................  Wichita Falls Celltelco Partnership, sale of
                        approximate 49.5% interest                                   $   7,693,000  $   6,819,000
                                                                                                    -------------
                                                                                                    -------------
1993
April.................  Amarillo Celltelco, sale of minority interest                $     166,000  $    (104,000)
July..................  South Dakota 7 Corporation, sale of assets                       2,100,000      1,942,000
August................  Biloxi-Gulfport, sale of minority interest                       1,100,000        649,000
September.............  Texas 6 Corporation, sale of assets                             10,000,000      3,780,000
September.............  Wichita Falls Celltelco Partnership, sale of
                        49.5% of its approximate 99% interest                            6,848,000      5,719,000
                                                                                                    -------------
                                                                                                    $  11,986,000
                                                                                                    -------------
                                                                                                    -------------

    In connection with the Wichita Falls transaction, the Company entered into a management agreement whereby it ran the operations and received a management fee of 6% of revenue until the remaining 49.5% interest in Wichita Falls was sold on June 15, 1994. For the period January 1, 1994 to June 15, 1994, and the three month period ended December 31, 1993, the Company earned approximately $93,000 and $49,000, respectively, for management fee income.

    In 1994, in connection with the sale of Wichita Falls to McCaw/AT&T for $7,693,000, the Company received net proceeds of $3,829,000. The net proceeds reflect the sales price of $7,693,000 plus the repayment of $160,000 due from affiliate less $4,024,000 from cancellation of a portion of the notes payable to McCaw/AT&T.

8. SUBSEQUENT EVENT

    PENNSYLVANIA-9 RSA ACQUISITION

    On February 2, 1996, the Company acquired the PA-9 RSA consisting of approximately 188,000 Pops from United States Cellular Corporation. The PA-9 RSA abuts the Company's Ohio Cluster on the south and McCaw/AT&T's Pittsburgh MSA on the north. The RSA was acquired at a cost of approximately $139 per Pop.

               PRICELLULAR WIRELESS CORPORATION AND SUBSIDIARIES

                               DECEMBER 31, 1995

9. PENDING TRANSACTIONS

    REMAINING SHARES OF CIS STOCK

    The Company may acquire the remaining shares of CIS Stock as soon as practicable. Such acquisitions may be effected through privately negotiated or open market purchases, subsequent tender offers, a merger or similar business combination between the Company and CIS or otherwise. The Company has included in other current liabilities $2,525,000 for the acquisition of remaining shares of CIS Stock.

    NEW YORK CLUSTER

    The following two acquisitions will increase the Company's New York Cluster to over 750,000 Pops.

    On December 26, 1995, the Company exercised an option, subject to among other things, FCC approval, to acquire the New York-6 RSA consisting of approximately 111,000 Pops in Greene and Columbia Counties between Albany and New York City from United States Cellular Corporation. New York-6 abuts PriCellular's NY-5 RSA and includes 30 miles of the New York State Thruway, 10 miles of the Interstate connecting the New England Thruway with the New York State Thruway in Albany and 30 miles of the Taconic State Parkway. The acquisition price of the New York-6 RSA will be approximately $19,800,000.

    POUGHKEEPSIE MSA ACQUISITION

    On December 26, 1995, the Company exercised an option, subject to among other things, FCC and New York State approval, to acquire 83% of the Dutchess County MSA, which includes the City of Poughkeepsie, from United States Cellular Corporation. The MSA has approximately 263,000 Pops.

    The Dutchess County MSA abuts New York RSA-6 and PriCellular's NY-5 RSA and extends PriCellular's New York Cluster across the Hudson Valley from the Connecticut and Massachusetts border 100 miles west to the Binghamton area. The MSA will be acquired for cash and a note totaling approximately $178 per Pop or $39,200,000, with one-half paid in cash and the balance in a three-year prime note with a bullet maturity.

10. COMMITMENTS AND CONTINGENCIES

    LEASE COMMITMENTS

    Total rent expense amounted to approximately $877,000, $166,000 and $84,000 for the years ended December 31, 1995, 1994 and 1993, respectively, of which $60,000 and $20,000 was paid to an affiliate

               PRICELLULAR WIRELESS CORPORATION AND SUBSIDIARIES

                               DECEMBER 31, 1995

10. COMMITMENTS AND CONTINGENCIES (CONTINUED) during 1995 and 1994, respectively. At December 31, 1995, the Company is committed under the following noncancelable operating leases:

PERIOD
--------------------------------------------------------------------------------
1996............................................................................  $  1,415,000
1997............................................................................     1,244,000
1998............................................................................       962,000
1999............................................................................       748,000
2000............................................................................       585,000
Thereafter......................................................................       575,000
                                                                                  ------------
                                                                                  $  5,529,000
                                                                                  ------------
                                                                                  ------------

11. RELATED PARTY TRANSACTIONS

    In March 1994, Parent repurchased and retired 117,000 shares of Parent's common stock owned by an employee of the Company for $900,000. Simultaneously the funds were loaned back to the Company. The Company repaid the loan during June 1994 along with approximately $11,000 of interest.

    In February 1994, the Company borrowed $280,000 from the President of the Company and a member of his family. During May 1994, these loans were repaid along with approximately $2,000 of interest.

    During September and October 1994, the Company borrowed $1,600,000 from members of the family of the President of the Company at a rate of 1% below the prime rate per annum. In December 1994, the loan was repaid along with interest approximating $23,000.

    The Company, Parent and McCaw/AT&T are parties to an operating agreement dated April 28, 1994, which provides for, among other services, switch sharing agreements with McCaw/AT&T's adjacent systems, assistance in obtaining cellular system service and equipment discounts, assistance in evaluating potential acquisitions and in securing financing.

    As of December 31, 1995 and 1994, the Company had a receivable from its parent of approximately $701,000 and $784,000, respectively, which represents amounts paid on behalf of the Parent by the Company for general and administrative expenses.

12. FAIR VALUES OF FINANCIAL INSTRUMENTS

    The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

    CASH AND CASH EQUIVALENTS: The carrying amounts reported in the consolidated balance sheet approximate fair value.

    LONG-TERM DEBT: The fair value of the Senior Subordinated Discount Notes is based on the quoted market price. The fair value of the Junior Subordinated Discount Note is estimated using discounted cash flow analysis, based on the Company's incremental borrowing rate for similar types of borrowing agreements. The carrying amount of the other long-term debt approximates its fair value.

               PRICELLULAR WIRELESS CORPORATION AND SUBSIDIARIES

                               DECEMBER 31, 1995

12. FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)
    The carrying amounts and fair values of the Company's financial instruments at December 31, 1995 are as follows:

                                                                 CARRYING           FAIR
                                                                  AMOUNT           VALUE
                                                             ----------------  --------------
Cash and cash equivalents..................................   $   26,669,000   $   26,669,000
Long-term debt:
  14% Senior Subordinated Discount Notes...................      128,160,000      145,200,000
  12 1/4% Senior Subordinated Discount Notes...............      147,925,000      158,363,000
8% Junior Subordinated Discount Note.......................       20,425,000       14,334,000
Other long-term debt.......................................        4,111,000        4,111,000

13. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

    Accounts payable and accrued expenses consist of the following:

                                                                           DECEMBER 31
                                                                   ---------------------------
                                                                       1995           1994
                                                                   -------------  ------------
Accounts payable.................................................  $   3,915,000  $  3,838,000
Professional fees................................................      1,327,000       556,000
Interest payable.................................................        119,000       502,000
Accrued operating expenses.......................................      2,929,000     1,337,000
Taxes payable....................................................        988,000       351,000
Other............................................................      6,107,000     2,922,000
                                                                   -------------  ------------
                                                                   $  15,385,000  $  9,506,000
                                                                   -------------  ------------
                                                                   -------------  ------------

14. OTHER CURRENT LIABILITIES

    Other current liabilities consist of the following:

                                                                           DECEMBER 31
                                                                    --------------------------
                                                                        1995          1994
                                                                    ------------  ------------
Employment agreement settlement...................................  $    --       $  4,250,000
Amount due for untendered CIS shares..............................     2,525,000     2,534,000
Unearned covenant not to compete..................................     1,000,000       --
Other.............................................................         4,000       235,000
                                                                    ------------  ------------
                                                                    $  3,529,000  $  7,019,000
                                                                    ------------  ------------
                                                                    ------------  ------------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, IN CONNECTION WITH THE OFFERING MADE HEREBY, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, OR ANY OTHER PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OFFERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                            ------------------------

                               TABLE OF CONTENTS

                                                    PAGE
                                                  ---------
Available Information...........................          2
Incorporation of Certain Documents by
  Reference.....................................          2
Prospectus Summary..............................          3
Risk Factors....................................         16
Capitalization..................................         22
Unaudited Pro Forma Condensed Consolidated
  Financial Statements..........................         23
Selected Financial Data.........................         37
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations....................................         38
The Exchange Offer..............................         42
Business........................................         48
Management......................................         62
Principal Stockholders..........................         66
Description of Notes............................         70
Certain Federal Income Tax Consequences.........         93
Plan of Distribution............................         93
Legal Matters...................................         94
Experts.........................................         94
Certain Terms...................................         95
Index to Consolidated Financial Statements......        F-1

                                  $170,000,000

                                  PRICELLULAR
                        PRICELLULAR WIRELESS CORPORATION

                         10 3/4% SENIOR NOTES DUE 2004

                                 --------------
                                   PROSPECTUS
                                 --------------


                               DECEMBER 18, 1996


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Reference is made to Section 102(b)(7) of the Delaware General Corporation Law (the "DGCL"), which enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for violations of the director's fiduciary duty, except
(i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to

    Section 174 of the DGCL (providing for liability of directors for the unlawful payment of dividends or unlawful stock purchases or redemptions) or
(iv) for any transaction from which a director derived an improper personal benefit. Section 145 of the DGCL empowers the Company to indemnify, subject to the standards set forth therein, any person in connection with any action, suit or proceeding brought before or threatened by reason of the fact that the person was a director, officer, employee or agent of such company, or is or was serving as such with respect to another entity at the request of such company. The DGCL also provides that the Company may purchase insurance on behalf of any such director, officer, employee or agent.

    The Company's Amended and Restated Certificate of Incorporation provides in effect for the indemnification by the Company of each director and officer of the Company to the fullest extent permitted by applicable law.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

    (a) Exhibits (see index to exhibits at E-1)

ITEM 22. UNDERTAKINGS

    (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrants pursuant to the foregoing provisions, or otherwise, the registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrants will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    (b) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to
Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

    (c) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

    The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securites Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to b e a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 2 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, New York, on the 16th day of December, 1996.

                                PRICELLULAR WIRELESS CORPORATION

                                By:           /s/ STUART B. ROSENSTEIN
                                     -----------------------------------------
                                                Stuart B. Rosenstein
                                       SENIOR VICE PRESIDENT, CHIEF FINANCIAL
                                                      OFFICER
                                                   AND TREASURER

    PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT NO. 2 TO THE REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

          SIGNATURE                        TITLE                    DATE
------------------------------  ---------------------------  -------------------

              *                 Director and President
 ----------------------------     (Principal Executive        December 16, 1996
         Robert Price             Officer)

                                Senior Vice President,
   /s/ STUART B. ROSENSTEIN       Chief Financial Officer
 ----------------------------     and Treasurer (Principal    December 16, 1996
     Stuart B. Rosenstein         Financial and Accounting
                                  Officer)

              *
 ----------------------------   Director, Vice President      December 16, 1996
       Kim I. Pressman            and Secretary

              *
 ----------------------------   Director and Senior Vice      December 16, 1996
         Steven Price             President

              *
 ----------------------------   Director                      December 16, 1996
      Brion B. Applegate

              *
 ----------------------------   Director                      December 16, 1996
      Scott M. Sperling

*By: /s/ STUART B. ROSENSTEIN
----------------------------

    Stuart B. Rosenstein
      Attorney-in-Fact

                                 EXHIBIT INDEX

                                                                                                           SEQUENTIALLY
  EXHIBIT                                                                                                    NUMBERED
    NO.                                              DESCRIPTION                                               PAGE
-----------  --------------------------------------------------------------------------------------------  -------------
       2.1   Form of Purchase and Sale Agreement relating to the CIS Acquisition (1)
       2.2   Contribution Agreement by and among Texas/Illinois Cellular Limited Partnership, a Delaware
             limited partnership, Southwestern Bell Mobile Systems, Inc., a Delaware and Virginia
             corporation, PriCellular Corporation, Cellular Information Systems of Laredo, Inc., a Texas
             corporation, dated as of April 10, 1995 (certain schedules have been omitted but will be furnished supplementally to the Commission upon request) (2)
       2.3   Acquisition Agreement, dated as of July 31, 1995, by and among Cellular of Upstate New York,
             Inc., Alexandra Cellular Corporation, PriCellular Corporation and the Company (certain exhibits and schedules have been omitted but will be furnished supplementally to the
             Commission upon request) (2)
       2.4   Asset Purchase Agreement dated as of September 27, 1995 by and among Seven Cellular
             Corporation, the Company, USCOC of Ohio RSA #7, Inc. and United States Cellular Corporation
             (certain exhibits and schedules have been omitted but will be furnished supplementally to the Commission upon request) (3)
       2.5   Acquisition Agreement dated as of June 28, 1995 by and among Great Seal Cellular Limited
             Partnership, PriCellular Corporation and Chill Cellular Corporation (certain exhibits and schedules have been omitted but will be furnished supplementally to the Commision upon request) (2)
       4.1   Indenture to 14% Senior Subordinated Discount Notes due 2001 among the Company, PriCellular
             Corporation and Bank of Montreal Trust Company, as Trustee (including form of Note) (1)
       4.2   Indenture to 12 1/4% Senior Subordinated Notes due 2003 among the Company, PriCellular
             Corporation and Bank of Montreal Trust Company, Trustee (including form of Note) (3)
       4.3   Indenture to 10 3/4% Senior Notes due 2004 between Wireless and Bank of Montreal Trust
             Company, as Trustee (including form of Note) (4)
       5.1   Opinion of Davis Polk & Wardwell regarding the validity of the securities being registered
             (4)
       5.2   Opinion of Davis Polk & Wardwell regarding tax matters (4)
      12.1   Statement re: Computation of Ratio of Earnings to Fixed Charges (4)
      21.1   Subsidiaries of the Registrant (1)
      23.1   Consent of Ernst & Young LLP relating to the financial statements of the Company (4)
      23.2   Consent of Davis Polk & Wardwell (see exhibits 5.1 and 5.2)
      23.3   Consent of Ernst & Young LLP relating to the financial statements of Illinois RSA 4 and 6
             (San Antonio, Texas) (4)
      23.4   Consent of Coopers & Lybrand, L.L.P. relating to the financial statements of Cellular
             Information Systems, Inc. (New York, New York) (4)
      23.5   Consent of Arthur Andersen LLP relating to the financial statements of Great Seal Cellular
             Limited Partnership. (Atlanta, Georgia) (4)
      23.6   Consent of Arthur Andersen LLP relating to the financial statements of USCOC of Ohio RSA #7
             (Chicago, Illinois) (4)
      23.7   Consent of Coopers & Lybrand, L.L.P. relating to the financial statements of Cellular of
             Upstate New York, Inc. (Albany, New York) (4)
      25.1   Statement of eligibility of Bank of Montreal Trust Company (separately bound) (4)
      99.1   Form of Letter of Transmittal to 10 3/4% Senior Notes due 2004 of the Company (4)

                                                                                                           SEQUENTIALLY
  EXHIBIT                                                                                                    NUMBERED
    NO.                                              DESCRIPTION                                               PAGE
-----------  --------------------------------------------------------------------------------------------  -------------
      99.2   Form of Notice of Guaranteed Delivery to 10 3/4% Senior Notes due 2004 of the Company (4)
      99.3   Instruction to Registered Holder and/or Book-entry transfer of Participant from owner of
             PriCellular Corporation (4)
      99.4   Form of Letter to Clients (4)
      99.5   Form of Letter to Registered Holders and Depository Trust Company Participants (4)

------------------------

(1) Incorporated herein by reference to PriCellular Corporation's Registration Statement on Form S-1, No. 33-85678.

(2) Incorporated herein by reference to PriCellular Wireless Corporation's Registration Statement on Form S-1, No. 33-95834.

(3) Incorporated herein by reference to PriCellular Corporation's Registration Statement on Form S-1, No. 33-98156.

(4) Previously filed.

                                      E-2